Registration Statement No. 333-100435

811-21220

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2

And

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Pre-Effective Amendment No. 2 to

______________

TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
(Exact name of Registrant)

THE TRAVELERS INSURANCE COMPANY
(Name of Depositor)

P.O. Box 990026
HARTFORD, CONNECTICUT 06199-0026
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including area code:  (860) 277-0111

ERNEST J. WRIGHT
The Travelers Insurance Company
P.O. Box 990026
Hartford, Connecticut 06199-0026
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[N/A]	immediately upon filing pursuant to paragraph (b) of Rule 485.

[N/A]	on ___________ pursuant to paragraph (b) of Rule 485.

[N/A]	60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[N/A]	on May 1, 2002 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section8(a), may determine.

PART A

Information Required in a Prospectus

Vintage Access Annuity Prospectus:

TIC Variable Annuity Separate Account 2002
TLAC Variable Annuity Separate Account 2002

This prospectus describes Vintage Access Annuity, a flexible premium deferred variable annuity contract (the “Contract”) issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. Refer to your contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (“qualified Contracts”) as well as those that do not qualify for such treatment (“nonqualified Contracts”). We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract’s provisions. For convenience, we refer to Contracts and certificates as “Contracts.”

Your premium (“purchase payments”) accumulate on a variable basis in one of our funding options. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the variable funding options. The variable funding options are:

AIM Variable Insurance Funds	Smith Barney Multiple Discipline Trust
AIM V.I. Premier Equity Fund – Series I	Multiple Discipline Portfolio – All Cap Growth and Value
Alliance Variable Product Series Fund, Inc.	Multiple Discipline Portfolio – Large Cap Growth and Value
Growth & Income Portfolio – Class B	Multiple Discipline Portfolio – Global Cap Growth and
Premier Growth Portfolio Class B	Value
American Variable Insurance Trust	Multiple Discipline Portfolio – Balanced All Cap Growth and
Global Growth Fund - Class 2	Value
Growth Fund Class – 2	The Travelers Series Trust
Growth-Income Fund – Class 2	Equity Income Portfolio
Franklin Templeton Variable Insurance Products Trust	Large Cap Portfolio
Franklin Small Cap Fund – Class 2	MFS Emerging Growth Portfolio
Mutual Shares Securities Fund – Class 2	MFS Research Portfolio
Templeton Foreign Securities Fund – Class 2	Travelers Series Fund Inc.
Greenwich Street Series Fund	AIM Capital Appreciation Portfolio
Appreciation Portfolio	Alliance Growth Portfolio
Diversified Strategic Income Portfolio	MFS Total Return Portfolio
Equity Index Portfolio — Class II Shares	Smith Barney Aggressive Growth Portfolio
Fundamental Value Portfolio	Smith Barney High Income Portfolio
Janus Aspen Series	Smith Barney International All Cap Growth Portfolio
Aggressive Growth Portfolio – Service Shares	Smith Barney Large Capitalization Growth Portfolio
PIMCO Variable Insurance Trust	Smith Barney Large Cap Value Portfolio
Total Return Portfolio — Administrative Class	Smith Barney Mid Cap Core Portfolio
Putnam Variable Trust	Smith Barney Money Market Portfolio
Putnam VT International Growth Fund — Class IB Shares	Travelers Managed Income Portfolio
Putnam VT Small Cap Value Fund – Class IB Shares	Van Kampen Enterprise Portfolio
Putnam VT Voyager II Fund — Class IB Shares	Van Kampen Life Investment Trust
Salomon Brothers Variable Series Fund Inc.	Emerging Growth Portfolio — Class II Shares
Capital Fund – Class I	Variable Annuity Portfolios
Investors Fund – Class I	Smith Barney Small Cap Growth Opportunities Portfolio
Small Cap Growth Fund – Class I	Variable Insurance Products Fund II (Fidelity)
Smith Barney Investment Series	Contrafund® Portfolio — Service Class
Smith Barney Large Cap Core Portfolio	Variable Insurance Products Fund III (Fidelity)
Smith Barney Premier Selections All Cap Growth Portfolio	Mid Cap Portfolio — Service Class 2

The Contract, certain contract features and/or some of the funding options may not be available in all states. The current prospectuses for the underlying funds that support the variable funding options must accompany this prospectus. Read and retain them for future reference.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information (“SAI”) dated February 6, 2003. We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC’s website (http://www.sec.gov). See Appendix C for the SAI’s table of contents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Variable annuity contracts are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Prospectus February 6, 2003

Index of Special Terms	2	Payment Options	31
Summary	3	Election of Options	31
Fee Table	6	Annuity Options	32
Condensed Financial Information	15	Miscellaneous Contract Provisions	32
The Annuity Contract	15	Right to Return	32
Contract Owner Inquiries	15	Termination	33
Purchase Payments	15	Required Reports	33
Accumulation Units	15	Suspension of Payments	33
The Variable Funding Options	16	The Separate Accounts	33
Charges and Deductions	21	Performance Information	34
General	21	Federal Tax Considerations	34
Transfer Charge	21	Non-Resident Aliens	34
Administrative Charges	21	General Taxation of Annuities	34
Mortality and Expense Risk Charge	22	Types of Contracts: Qualified or Nonqualified	35
E.S.P. Charge	22	Nonqualified Annuity Contracts	35
Variable Funding Option Expenses	22	Puerto Rico Tax Considerations	35
Premium Tax		Qualified Annuity Contracts	36
Changes in Taxes Based Upon	22	Penalty Tax for Premature
Premium or Value	22	Distributions	36
Transfers	22	Diversification Requirements for
Dollar Cost Averaging	23	Variable Annuities	36
Access to Your Money	24	Ownership of the Investments	36
Systematic Withdrawals	24	Mandatory Distributions for Qualified Plans	36
Ownership Provisions	24	Taxation of Death Benefit Proceeds	37
Types of Ownership	24	Other Information	37
Contract Owner	24	The Insurance Companies	37
Beneficiary	25	Financial Statements	37
Annuitant	25	Distribution of Variable Annuity Contracts	37
Contingent Annuitant	25	Conformity with State and Federal Laws	37
Death Benefit	25	Voting Rights	37
Death Proceeds Before the Maturity Date	25	Legal Proceedings and Opinions	38
E.S.P.	27	Appendix A: Contents of the
Payment of Proceeds	28	Statement of Additional Information	A-1
Death Proceeds After the Maturity Date	30
The Annuity Period	30
Maturity Date	30
Allocation of Annuity	30
Variable Annuity	31
Fixed Annuity	31

INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit	15	Contract Year	15
Accumulation Period	15	Death Report Date	25
Annuitant	24	Joint Owner	24
Annuity Payments	30	Maturity Date	30
Annuity Unit	16	Modified Purchase Payment	27
Cash Surrender Value	24	Net Investment Rate	31
Contingent Annuitant	25	Purchase Payment	15
Contract Date	15	Underlying Fund	16
Contract Owner	15	Variable Funding Option(s)	16
Contract Value	15	Written Request	15

Summary:
Vintage Access Annuity

This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

What company will issue my Contract? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, (“the Company,” “We” or “Us”). Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated asset account (“Separate Account”). The Travelers Insurance Company sponsors TIC Variable Annuity Separate Account 2002. The Travelers Life and Annuity Company sponsors TLAC Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to either TIC Variable Annuity Separate Account 2002 or TLAC Variable Annuity Separate Account 2002, depending upon your issuing Company.

You may only purchase a Contract in states where the Contract has been approved for sale. The Contract may not currently be available for sale in all states.

Can you give me a general description of the Contract? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options. You can also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the variable funding options. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

Who should purchase this Contract? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan (“Plan”) does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

Is there a right to return period? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment allocated to a variable funding option during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

Can you give a general description of the variable funding options and how they operate? Through its subaccounts, the Separate Account uses your purchase payments to purchase units, at your direction, of one or more of the variable funding options. In turn, each variable funding option invests in an underlying mutual fund (“underlying fund”) that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these variable funding options.

You can transfer among the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other contract owners.

What expenses will be assessed under the Contract? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk (“M&E”) charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.65%. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each underlying fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision (“E.S.P.”), an additional 0.20% annually will be deducted from amounts in the variable funding options. This provision is not available when either the annuitant or owner is age 76 or older on the Contract Date.

How will my purchase payments and withdrawals be taxed? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 591/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

How may I access my money? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

What is the death benefit under the Contract? The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

Where may I find out more about accumulation unit values? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about accumulation unit values.

Are there any additional features? This Contract has other features you may be interested in. These include:

    Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in variable funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.
    Systematic Withdrawal Option. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

    Automatic Rebalancing. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.
    Enhanced Stepped-Up Provision (“E.S.P.”). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.
    Spousal Contract Continuance (Subject to Availability). If your spouse is named as an owner and/or beneficiary, and you die prior to the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint contract owner and/or beneficiary only.
    Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries). If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.

FEE TABLE

The purpose of this Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See “Charges and Deductions” in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. Each variable funding option purchases shares of the underlying fund at net asset value. The net asset value already reflects the deduction of each underlying fund’s Total Operating Expenses as shown in the table below; therefore, you are indirectly bearing the costs of underlying fund expenses.

We receive payments from some of the underlying funds or their affiliates for providing administrative or other services for a fund. These payments vary in amount and currently we receive payments at an annual rate of up to 0.50% of the average net amount invested in an underlying fund on behalf of Travelers’ Separate Accounts. These payments by the funds do not result in any charge to you in addition to the Total Annual Operating Expenses disclosed below for each fund.

The amounts shown in the table are based on historical fund expenses, as a percentage of each fund’s average daily net assets as of December 31, 2001 (unless otherwise indicated). This information was provided by the funds and we have not independently verified it. More detail concerning each fund’s fees and expenses is contained in the prospectus for each underlying fund.

Annual Separate Account Charges

(as a percentage of the average daily net assets of the Separate Account)

With E.S.P. Selected:		Without E.S.P. Selected:
Mortality and Expense Risk Charge	1.65%	Mortality and Expense Risk Charge	1.65%
Administrative Expense Charge	0.15%	Administrative Expense Charge	0.15%
E.S.P. Charge	0.20%	Total Separate Account Charges	1.80%
Total Separate Account Charges	2.00%

Other Annual Charges

Annual Contract Administrative Charge	$30
(Waived if contract value is $40,000 or more)

Variable Funding Option Expenses:

(as a percentage of average daily net assets of the funding option as of December 31, 2001, unless otherwise noted)

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	0.60%	—	0.25%	0.85%(1)
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B*	0.63%	0.25%	0.04%	0.92%
Premier Growth Portfolio - Class B*	1.00%	0.25%	0.04%	1.29%
American Variable Insurance Series
Global Growth Fund - Class 2*	0.66%	0.25%	0.04%	0.95%
Growth Fund - Class 2*	0.37%	0.25%	0.01%	0.63%
Growth-Income Fund - Class 2*	0.33%	0.25%	0.02%	0.60%
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2*	0.45%	0.25%	0.31%	1.01%(2)
Mutual Shares Securities Fund - Class 2*	0.60%	0.25%	0.19%	1.04%(3)
Templeton Foreign Securities Fund - Class 2*	0.68%	0.25%	0.22%	1.15%(4)
Greenwich Street Series Fund
Appreciation Portfolio	0.75%	—	0.02%	0.77%(5)
Diversified Strategic Income Portfolio	0.65%	—	0.11%	0.76%(5)
Equity Index Portfolio - Class II Shares*	0.21%	0.25%	0.03%	0.49%(5)
Fundamental Value Portfolio	0.75%	—	0.02%	0.77%(5)
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares*	0.65%	0.25%	0.02%	0.92%
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	0.25%	—	0.40%	0.65%(6)
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	0.76%	0.25%	0.18%	1.19%
Putnam VT Small Cap Value Fund - Class IB Shares*	0.80%	0.25%	0.30%	1.35%
Putnam VT Voyager II Fund - Class IB Shares*	0.70%	0.25%	0.77%	1.72%
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	0.83%	—	0.17%	1.02%(7)
Investors Fund – Class I	0.70%	—	0.12%	0.82%(8)
Small Cap Growth Fund – Class I	0.75%	—	0.72%	1.47%(9)

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	0.75%	—	0.18%	0.93%(14)
Smith Barney Premier Selections All Cap Growth Portfolio	0.75%	—	0.20%	1.08%(10)
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Large Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Global All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
The Travelers Series Trust
Equity Income Portfolio	0.75%	—	0.04%	0.85%(11)
Large Cap Portfolio	0.75%	—	0.04%	0.84%(12)
MFS Emerging Growth Portfolio	0.75%	—	0.14%	0.89%
MFS Research Portfolio	0.80%	—	0.12%	0.92%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	0.80%	—	0.03%	0.83%(14)
Alliance Growth Portfolio	0.80%	—	0.02%	0.82%(14)
MFS Total Return Portfolio	0.80%	—	0.03%	0.83%(14)
Smith Barney Aggressive Growth Portfolio	0.80%	—	0.04%	0.84%(14)
Smith Barney High Income Portfolio	0.60%	—	0.07%	0.67%(14)
Smith Barney International All Cap Growth Portfolio	0.90%	—	0.10%	1.00%(14)
Smith Barney Large Cap Value Portfolio	0.65%	—	0.02%	0.67%(14)
Smith Barney Large Capitalization Growth Portfolio	0.75%	—	0.03%	0.78%(14)
Smith Barney Mid Cap Core Portfolio	0.75%	—	0.20%	0.96%(13)
Smith Barney Money Market Portfolio	0.50%	—	0.03%	0.53%(14)
Travelers Managed Income Portfolio	0.65%	—	0.03%	0.68%(14)
Van Kampen Enterprise Portfolio	0.70%	—	0.04%	0.74%(14)
Van Kampen Life Investment Trust
Emerging Growth Portfolio – Class II Shares	0.70%	—	0.06%	0.76%
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	0.75%	—	0.15%	2.21%(15)
Variable Insurance Products Fund II
Contrafund® Portfolio – Service Class*	0.58%	0.10%	0.06%	0.78%(16)
Variable Insurance Products Fund III
Mid Cap Portfolio – Service Class 2*	0.58%	0.25%	0.05%	0.94%(17)

______________

*	The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

**	As of May 1, 2001 Fund is closed to new investors. It is anticipated Fund will be closed to all investors on or about July 17, 2002, subject to the approval of the Securities and Exchange Commission.

(1)	Effective May 1, 2002 the Funds' name was changed from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund.

(2)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus. For the Franklin Small Cap Fund the managers have agreed in advance to make estimated reductions of 0.08% of their fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Those reductions are required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without these reductions, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the Franklin Small Cap Fund - Class 2 would have been 0.53%, 0.25%, 0.31%, and 1.09%, respectively.

(3)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(4)	The Fund's Class 2 distribution plan or ""rule 12b-1 plan"" is described in the Fund's prospectus. For the Franklin Small Cap Fund and Templeton Foreign Securities Funds the managers have agreed in advance to make estimated reductions of 0.08% and 0.01% respectively, of their fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Those reductions are required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without these reductions, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the Templeton Foreign Securities Fund - Class 2 would have been 0.69%, 0.25%, 0.22%, and 1.16%.

(5)	Expenses are as of December 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(6)	"Other Expenses" reflects a 0.25% administrative fee, a 0.15% service fee, and 0.01% representing the Portfolio’s pro rata Trustees’ fees. PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees, 0.65% of average daily net assets. Without such reduction, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(7)	The Manager has waived a portion of its management fees for the year ended December 31, 2001. The Manager has voluntarily agreed to limit the Fund’s expense ratios to 1.00%.

(8)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.00%.

(9)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.50%.

(10)	The Manager reimbursed expenses of $45,159 for the year ended October 31, 2001 in accordance with its voluntary agreement to limit the Fund’s expense ration to 0.95%.

(11)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Equity Income Portfolio were 0.78%.

(12)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Large Cap Portfolio were 0.79%.

(13)	The manager has agreed to waive all or a portion of its management fees for the year ended October 31, 2001(the Fund’s fiscal year end) to the extent necessary to limit the expense ratio to 0.95%.

(14)	Expenses are as of October 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(15)	The Manager has waived all or a portion of its total expenses for the year ended December 31, 2001. As a result of such waiver, the expense ratio was capped at 0.90%.

(16)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Fidelity VIP II Contrafund Portfolio - Service Class were 0.74%.

(17)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Fidelity VIP III Mid Cap Portfolio - Service Class 2 were 0.88%.

(18)	Other Expenses are based on estimates for the current fiscal year. Effective September 4, 2002, the Board for the Smith Barney Multiple Discipline Trust (“Trust”) authorized the Trust to charge each Portfolio an annual Rule 12b-1 fee of up to 0.25% of each Portfolio’s average daily net assets. However, the Trust will not deduct the fee from any Portfolio before April 30, 2003.

EXAMPLES

These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on the annual expenses of the underlying funds for the year ended December 31, 2001, and assume that any fee waivers and expense reimbursements will continue. We cannot guarantee that these fee waivers and expense reimbursements will continue. The example also assumes that the $30 annual administrative charge is equivalent to 0.015% of the Separate Account contract value.

EXAMPLE: DEATH BENEFIT WITH E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit with the E.S.P. option selected:

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	29	89	151	319	29	89	151	319
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B	30	91	155	326	30	91	155	326
Premier Growth Portfolio - Class B	33	102	172	360	33	102	172	360
American Variable Insurance Series
Global Growth Fund - Class 2	30	92	156	328	30	92	156	328
Growth Fund - Class 2	27	82	140	298	27	82	140	298
Growth-Income Fund - Class 2	26	81	139	295	26	81	139	295
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2	31	93	159	334	31	93	159	334
Mutual Shares Securities Fund - Class 2	31	94	160	337	31	94	160	337
Templeton Foreign Securities Fund - Class 2	32	98	166	347	32	98	166	347
Greenwich Street Series Fund
Appreciation Portfolio	28	86	147	311	28	86	147	311
Diversified Strategic Income Portfolio	28	86	147	310	28	86	147	310
Equity Index Portfolio - Class II Shares	25	78	133	284	25	78	133	284
Fundamental Value Portfolio	28	86	147	311	28	86	147	311
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares	30	91	155	326	30	91	155	326
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	27	83	141	300	27	83	141	300
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	32	99	168	351	32	99	168	351
Putnam VT Small Cap Value Fund - Class IB Shares	34	103	175	365	34	103	175	365
Putnam VT Voyager II Fund - Class IB Shares	38	114	193	398	38	114	193	398
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	30	93	158	333	30	93	158	333
Investors Fund – Class I	29	88	150	316	29	88	150	316
Small Cap Growth Fund – Class I	35	107	181	376	35	107	181	376

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	30	91	155	327	30	91	155	327
Smith Barney Premier Selections All Cap Growth Portfolio	30	92	156	328	30	92	156	328
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Large Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Global Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	30	93	158	333	30	93	158	333
The Travelers Series Trust
Equity Income Portfolio	28	87	148	313	28	87	148	313
Large Cap Portfolio	28	87	148	313	28	87	148	313
MFS Emerging Growth Portfolio	29	90	153	323	29	90	153	323
MFS Research Portfolio	30	91	155	326	30	91	155	326
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	29	88	150	317	29	88	150	317
Alliance Growth Portfolio	29	88	150	316	29	88	150	316
MFS Total Return Portfolio	29	88	150	317	29	88	150	317
Smith Barney Aggressive Growth Portfolio	29	88	151	318	29	88	151	318
Smith Barney High Income Portfolio	27	83	142	302	27	83	142	302
Smith Barney International All Cap Growth Portfolio	30	93	158	333	30	93	158	333
Smith Barney Large Cap Value Portfolio	27	83	142	302	27	83	142	302
Smith Barney Large Capitalization Growth Portfolio	28	87	148	312	28	87	148	312
Smith Barney Mid Cap Core Portfolio	30	92	156	328	30	92	156	328
Smith Barney Money Market Portfolio	26	79	135	288	26	79	135	288
Travelers Managed Income Portfolio	27	84	143	303	27	84	143	303
Van Kampen Enterprise Portfolio	28	85	146	308	28	85	146	308
Van Kampen Life Investment Trust
Emerging Growth Portfolio - Class II Shares	28	86	147	310	28	86	147	310
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	29	90	154	324	29	90	154	324
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class	28	85	146	308	28	85	146	308
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	29	90	153	322	29	90	153	322

EXAMPLE: DEATH BENEFIT WITHOUT E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit without the E.S.P. option selected:

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	27	83	141	300	27	83	141	300
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B	28	85	145	307	28	85	145	307
Premier Growth Portfolio - Class B	31	96	163	342	31	96	163	342
American Variable Insurance Series
Global Growth Fund - Class 2	28	86	146	309	28	86	146	309
Growth Fund - Class 2	25	76	130	278	25	76	130	278
Growth-Income Fund - Class 2	24	75	129	275	24	75	129	275
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2	29	88	149	315	29	88	149	315
Mutual Shares Securities Fund - Class 2	29	88	151	318	29	88	151	318
Templeton Foreign Securities Fund - Class 2	30	92	156	328	30	92	156	328
Greenwich Street Series Fund
Appreciation Portfolio	26	80	137	292	26	80	137	292
Diversified Strategic Income Portfolio	26	80	137	291	26	80	137	291
Equity Index Portfolio - Class II Shares	23	72	123	264	23	72	123	264
Fundamental Value Portfolio	26	80	137	292	26	80	137	292
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares	28	85	145	307	28	85	145	307
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	25	77	131	280	25	77	131	280
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	30	93	158	332	30	93	158	332
Putnam VT Small Cap Value Fund - Class IB Shares	32	98	166	347	32	98	166	347
Putnam VT Voyager II Fund - Class IB Shares	36	108	183	381	36	108	183	381
Salomon Brothers Variable Series Fund Inc.
Capital Fund – class I	28	87	149	314	28	87	149	314
Investors Fund – Class I	27	82	140	297	27	82	140	297
Small Cap Growth Fund – Class I	33	101	171	358	33	101	171	358

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	28	85	145	308	28	85	145	308
Smith Barney Premier Selections All Cap Growth Portfolio	28	86	146	309	28	86	146	309
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Large Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Global Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	28	87	149	314	28	87	149	314
Travelers Series Trust
Equity Income Portfolio	26	81	138	294	26	81	138	294
Large Cap Portfolio	26	81	138	294	26	81	138	294
MFS Emerging Growth Portfolio	27	84	143	304	27	84	143	304
MFS Research Portfolio	28	85	145	307	28	85	145	307
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	27	82	140	298	27	82	140	298
Alliance Growth Portfolio	27	82	140	297	27	82	140	297
MFS Total Return Portfolio	27	82	140	298	27	82	140	298
Smith Barney Aggressive Growth Portfolio	27	82	141	299	27	82	141	299
Smith Barney High Income Portfolio	25	77	132	282	25	77	132	282
Smith Barney International All Cap Growth Portfolio	28	87	149	314	28	87	149	314
Smith Barney Large Cap Value Portfolio	25	77	132	282	25	77	132	282
Smith Barney Large Capitalization Growth Portfolio	26	81	138	293	26	81	138	293
Smith Barney Mid Cap Core Portfolio	28	86	146	309	28	86	146	309
Smith Barney Money Market Portfolio	24	73	125	268	24	73	125	268
Travelers Managed Income Portfolio	25	78	133	283	25	78	133	283
Van Kampen Enterprise Portfolio	26	79	136	289	26	79	136	289
Van Kampen Life Investment Trust
Emerging Growth Portfolio – Class II Shares	26	80	137	291	26	80	137	291
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	27	84	144	305	27	84	144	305
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class	26	79	136	289	26	79	136	289
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	27	84	143	303	27	84	143	303

  CONDENSED FINANCIAL INFORMATION

  TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 are newly registered separate accounts. Therefore, as of the date of this prospectus, there is no Condensed Financial Information for either separate account.

  THE ANNUITY CONTRACT

  Travelers Vintage Access Annuity is a contract between the contract owner (“you”) and the Company. This is the prospectus — it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract’s essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

  You make purchase payments to us and we credit them to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The contract value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the Contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

  Certain changes and elections must be made in writing to the Company. Where the term “written request” is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

  Contract Owner Inquiries

  Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

  Purchase Payments

  Your initial purchase payment is due and payable before the Contract becomes effective. The initial purchase payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

  We will apply the initial purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. We will credit subsequent purchase payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

  Accumulation Units

  The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

  The Variable Funding Options

  You choose the variable funding options to which you allocate your purchase payments. These variable funding options are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and contract owners should not compare the two.

  You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

  If any of the underlying funds become unavailable for allocating purchase payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

  The current variable funding options are listed below, along with their investment advisers and any subadviser:

Funding Option	Investment Objective	Investment Adviser/Subadviser

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund	Seeks to achieve long-term growth of capital by investing primarily in equity securities of undervalued companies. Income is a secondary objective.	AIM Advisers, Inc.
Alliance Variable Product Series Fund, Inc.
Growth & Income Portfolio - Class B	Seeks to achieve reasonable current income and reasonable opportunity for appreciation through investments primarliy in dividend-paying common stocks of good quality.	Allicance Capital Management, L.P. ("Alliance")
Premier Growth Portfolio — Class B	Seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior earning momentum.	Alliance
American Variable Insurance Series
Global Growth Fund — Class 2	Seeks capital appreciation by investing primarily in common stocks of companies located around the world.	Capital Research and Management Company
Growth Fund - Class 2	Seeks capital appreciation by investing primarily in common stocks of companies that appear to offer superior opportunities for growth and capital	Capital Research and Management Company
Growth-Income Fund — Class 2	Seeks capital appreciation and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company

Funding Option	Investment Objective	Investment Adviser/Subadviser

Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund — Class 2	Seeks long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of small capitalization (small cap) companies.	Franklin Advisers, Inc
Mutual Shares Securities Fund — Class 2	Seeks capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria.	Franklin Mutual Advisers, LLC
Templeton Foreign Securities Fund — Class 2	Seeks long-term capital growth The Fund will invest at least 89% of its net assets in foreign securities, including emerging markets.	Templeton Investment Counsel, Inc.
Greenwich Street Series Fund
Appreciation Portfolio	Seeks long term appreciation of capital.	Smith Barney Fund Management LLC (“SBFM”)
Diversified Strategic Income Portfolio	High current income.	SBFM Subadviser: Smith Barney Global Capital Management, Inc.
Equity Index Portfolio — Class II Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index, with comparable economic sector weightings, market capitalization and liquidity.	Travelers Investment Management Co. (“TIMCO”)
Fundamental Value Portfolio	Seeks long term capital growth with current income as a secondary objective.	SBFM
Janus Aspen Series
Aggressive Growth Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in common stocks selected for their growth potential, normally investing at least 50% of its equity assets in medium-sized companies.	Janus Capital
PIMCO Variable Insurance Trust
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.	Pacific Investment Management Company LLC
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares	Seeks capital appreciation by investing mostly in common stocks of companies outside the United States	Putnam Investment Management, Inc. (“Putnam”)
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on value stocks.	Putnam
Putnam VT Voyager II Fund — Class IB Shares	Seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on growth stocks.	Putnam
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	Seeks capital appreciation, primarily through investments in common stocks which are believed to have above-average price appreciation potential and which may involve above average risk.	Salomon Brothers Asset Management (“SBAM”)
Investors Fund – Class I	Seeks long-term growth of capital, and, secondarily, current income, through investments in common stocks of well-known companies.	SBAM

Funding Option	Investment Objective	Investment Adviser/Subadviser

Small Cap Growth Fund – Class I	Seeks long-term growth of capital by investing under normal circumstances at least 80% of its assets in equity securities of companies with market capitalizations similar to that of companies included in the Russell 2000 Growth Index.	SBAM
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	Seeks capital appreciation by investing primarily in U.S. common stocks and other equity securities, typically of established companies with large market capitalization..	SBFM
Premier Selections All Cap Growth Portfolio	Seeks long-term growth of capital using a multi-manager approach investing in small, medium and large sized companies.	SBFM
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities within all market capitalization ranges. The Portfolio consists of two segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals.	Smith Barney Fund Management LLC (“SBFM”)
Multiple Discipline Portfolio – Large Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities of companies with large market capitalizations. The Portfolio consists of two segments. The Large Cap Growth segment focuses on high-quality stocks with consistent growth. The Large Cap Value segment invests in established undervalued companies.	SBFM
Multiple Discipline Portfolio – Global All Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities. The Portfolio consists of four segments. The Large Cap Growth segment focuses on high-quality stocks with consistent growth. The Large Cap Value segment invests in established undervalued companies. The Mid/Small Cap Growth segment invests in small and medium sized companies with strong fundamentals and earnings growth potential. The International – ADR segment seeks to build long-term well-diversified portfolios with exceptional risk/reward characteristics.	SBFM
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	Seeks long-term growth of capital balanced with principal preservation by investing in equity and fixed-income securities. The Portfolio consists of three segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals. The Government Securities Management (7-Year) segment invests in short and intermediate term U.S. government securities with an average maturity of 7 years.	SBFM

Funding Option	Investment Objective	Investment Adviser/Subadviser

The Travelers Series Trust
Equity Income Portfolio	Seeks reasonable income by investing at least 80% in equity securities. The Fund normally invests primarily in income producing equities. The balance may be invested in all types of domestic and foreign securities, including bonds. The Subadviser also considers the potential for capital appreciation.	TAMIC Subadviser: Fidelity Management & Research Co (“FMR”)
Large Cap Portfolio	Seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
MFS Emerging Growth Portfolio	Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio’s investment objective.	TAMIC Subadviser: Massachusetts Financial Services (“MFS”)
MFS Research Portfolio	Seeks to provide long-term growth of capital and future income.	TAMIC Subadviser: MFS
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation	Travelers Investment Adviser (“TIA”) Subadviser: AIM Capital Management Inc.
Alliance Growth Portfolio	Seeks long-term growth of capital.	TIA Subadviser: Alliance Capital Management L.P.
MFS Total Return Portfolio	(a balanced portfolio) Seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.	TIA Subadviser: MFS
Smith Barney Aggressive Growth Portfolio	Seeks long-term capital appreciation.	SBFM
Smith Barney High Income Portfolio	Seeks high current income. Capital appreciation is a secondary objective.	SBFM
Smith Barney International All Cap Growth Portfolio	Seeks total return on assets from growth of capital and income.	SBFM
Smith Barney Large Cap Value Portfolio	Seeks current income and long-term growth of capital.	SBFM
Smith Barney Large Capitalization Growth Portfolio	Seeks long-term growth of capital	SBFM
Smith Barney Mid Cap Core Portfolio	Seeks long-term growth of capital	SBFM
Smith Barney Money Market Portfolio	Seeks maximum current income and preservation of capital. The fund seeks to maintain a stable $1 price share.	SBFM
Travelers Managed Income Portfolio	Seeks high current income consistent with prudent risk of capital.	TAMIC
Van Kampen Enterprise Portfolio	Seeks capital appreciation by investing primarily in a portfolio of securities consisting principally of common stocks.	TIA Subadviser: Van Kampen Asset Management Inc.
Van Kampen Life Investment Trust
Emerging Growth Portfolio	Seeks capital appreciation by investing primarily in common stocks of companies considered to be emerging growth companies.	Van Kampen Asset Management Inc.
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Fund	Seeks long-term capital growth by investing in equity securities of U.S. companies with market capitalizations below the top 1,000 stocks of the equity market. Under normal circumstances, at least 65% of the fund's total assets will be invested in such companies. Dividend income, if any, is incidental to this investment objective.	Citi Fund Management, Inc.

Funding Option	Investment Objective	Investment Adviser/Subadviser

Variable Insurance Products Fund II
Contrafund Portfolio - Service Class	Seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the adviser believes is not fully recognized by the public.	FMR
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	Seeks long-term growth of capital and income by investing primarily in income-producing equity securities, including common stocks and convertible securities.	FMR

  CHARGES AND DEDUCTIONS

  General

  We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

      the ability for you to make withdrawals and surrenders under the Contracts;
      the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners, the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, asset allocation and systematic withdrawal programs);
      administration of the annuity options available under the Contracts; and
      the distribution of various reports to contract owners.

  Costs and expenses we incur include:

      losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses including commission payments to your sales agent, and other costs of doing business.

  Risks we assume include:

      that annuitants may live longer than estimated when the annuity factors under the Contracts were established;
      that the amount of the death benefit will be greater than the contract value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

  We may also deduct a charge for taxes.

  Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

  We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

  Transfer Charge

  We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

  Administrative Charges

  There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

              (1)   from the distribution of death proceeds;

              (2)   after an annuity payout has begun; or

              (3)   if the contract value on the date of assessment equals or is greater than $40,000.

  We deduct the administrative expense charge (sometimes called “sub-account administrative charge”) on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

  Mortality and Expense Risk Charge

  Each business day, we deduct a mortality and expense risk (“M&E”) charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product. The M&E charge is 1.65% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

  E.S.P. Charge

  If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the variable funding options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

  Variable Funding Option Expenses

  We summarized the charges and expenses of the underlying funds in the fee table. Please review the prospectus for each underlying fund for a more complete description of that fund and its expenses.

  Variable Liquidity Benefit Charge

  If the Variable Liquidity Benefit is selected, there is a maximum surrender charge of 6% of the amounts withdrawn. Please refer to “The Annuity Period” for a description of this benefit.

  Premium Tax

  Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

  Changes in Taxes Based upon Premium or Value

  If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

  TRANSFERS

  Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. Please note that the contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Therefore, all transfers are subject to the following restrictions:

    1.   Excessive Transfers. We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage contract owners. In making this determination, we will consider, among other things, the following factors:

      the total dollar amount being transferred;
      the number of transfers you made within the previous three months;
      whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
      whether your transfers are part of a group of transfers made by a third party on behalf of the individual contract owners in the group.

    2.   Market Timers. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things:

      reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed preauthorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

  If we choose to enforce our contractual rights to restrict transfers to once every six months, we will so notify you in writing.

  Future Modifications. We will continue to monitor the transfer activity occurring among the variable funding options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

  If, in our sole discretion, we determine you are engaging in activity as described above or similar activity which will potentially hurt the rights or interests of contract owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We reserve the right to charge a $10.00 fee for any transfer request which exceeds twelve per year. None of these restrictions are applicable to transfers made under a Dollar Cost Averaging program, an asset allocation program or a rebalancing program.

  We will make transfers at the value(s) next determined after we receive your request in good order at our Home Office. After the maturity date, you may make transfers only if allowed by your Contract or with our consent. These restrictions are subject to any state law requirements.

  Dollar Cost Averaging

  Dollar cost averaging or the pre-authorized transfer program (the “DCA Program”) allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more accumulation units in a funding option if the value per unit is low and will purchase fewer accumulation units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

  You may elect the DCA Program through written request or other method acceptable to us. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

  You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program or Special DCA Program in place at one time.

  All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

  ACCESS TO YOUR MONEY

  Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any premium tax not previously deducted. Unless you submit a written request specifying the variable funding option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the cash surrender value as of the close of business after we receive your surrender request at our Home Office. The cash surrender value may be more or less than the purchase payments you made. You may not make withdrawals during the annuity period.

  We may defer payment of any cash surrender value for a period of up to five business days after the written request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

  Systematic Withdrawals

  Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form we provide. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place.

  We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days’ written notice to contract owners (where allowed by state law).

  Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 591/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

  OWNERSHIP PROVISIONS

  Types of Ownership

  Contract Owner

  Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified Contracts. You have sole power during the annuitant’s lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

  You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

  If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional purchase payments.

  Joint Owner. For nonqualified Contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

  Beneficiary

  You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the variable funding options as most recently elected by the contract owner, until the death report date.

  Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

  Annuitant

  The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

  Contingent Annuitant

  You may name one individual as a contingent annuitant. A contingent annuitant may not be changed, deleted or added to the Contract after the contract date. If the annuitant who is not the owner dies prior to the maturity date, and the contingent annuitant is still living;

      the death benefit will not be payable upon the annuitant’s death the contingent annuitant becomes the annuitant
      all other rights and benefits will continue in effect

  When a contingent annuitant becomes the annuitant, the maturity date remains the same as previously in effect.

  If the annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a contingent annuitant.

  DEATH BENEFIT

  Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or election of spousal or beneficiary contract continuance (“death report date”).

  Death Proceeds Before the Maturity Date

Note:	If the owner dies before the annuitant, the death benefit is recalculated replacing all references to “annuitant” with “owner.”

  If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

a)	the Contract Value;

b)	the Adjusted Purchase Payment;

    Adjusted Purchase Payment:

    The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

c)	the Step-Up Value (if any, as described below)

    Step Up Value:

    The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant’s 80th birthday and before the Annuitant’s death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant’s 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

  Partial Surrender Reduction

  The Partial Surrender Reduction for (b) above is equal to 1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new adjusted purchase payment would be 50,000 – 9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new adjusted purchase payment would be 50,000 – 16,666, or $33,334.

  The Partial Surrender Reduction for (c) above is equal to 1) the Step Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new step-up value would be 50,000-9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new step-up value would be 50,000-16,666, or $33,334.

  Enhanced Stepped-Up Provision (“E.S.P.”). (This provision is not available to a customer when either the annuitant or owner is age 76 or older on the Contract Date.) This provision must be elected at time of application.

  If you have selected the E.S.P., the total death benefit as of the death report date will equal the death benefit described above plus the greater of zero or the following amount:

  If the annuitant is younger than age 70 on the Contract Date, 40% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date; or

  If the annuitant is between the ages of 70 and 75 on the Contract Date, 25% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are both received and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date.

  The initial modified purchase payment is equal to the initial contract value. Whenever an additional purchase payment is made, the modified purchase payment(s) are increased by the amount of the purchase payment. Whenever a partial surrender is taken, the modified purchase payment(s) are reduced by a partial surrender reduction as described below.

  The partial surrender reduction is equal to: (1) the modified purchase payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the contract value immediately prior to the partial surrender.

  For example, assume your current modified purchase payment is $50,000 and that your current contract value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified purchase payment as follows:

     50,000 X (10,000/55,000) = 9,090

  You new modified purchase payment would be $50,000 — $9,090 = 40,910

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current modified purchase payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified purchase payment as follows:

     50,000 X (10,000/30,000) = 16,666

  Your new modified purchase payment would be 50,000 — 16,666 = $33,334

  Payment of Proceeds

  We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

  Nonqualified Contracts

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	unless. . .	Mandatory Payout Rules Apply*

Owner (who is not the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the contract rather than receive the distribution.	Yes

Owner (who is the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the new owner rather than receive the distribution.	Yes

Non-spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes

Non-spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes

Spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the spouse elects to continue the Contract.	Yes

Spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the spouse elects to continue the contract.

		A spouse who is not the beneficiary may decline to receive the proceeds and instruct the Company to pay the beneficiary, who may elect to continue the Contract.	Yes

Annuitant (who is not the contract owner)	The beneficiary (ies), or if none, to the contract owner.	Unless, where there is no contingent annuitant, the beneficiary elects to continue the contract rather than receive the distribution.

		Or unless, there is a contingent annuitant. Then, the contingent annuitant becomes the annuitant and the contract continues in effect (generally using the original maturity date). The proceeds will then be paid upon the death of the contingent annuitant or owner.	Yes

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	Unless. . .	Mandatory Payout Rules Apply*

Annuitant (who is the contract owner)	See death of “owner who is the annuitant” above.		Yes

Annuitant (where owner is a nonnatural person/trust)	The beneficiary (ies) (e.g. the trust) or if none, to the owner.		Yes (Death of annuitant is treated as death of the owner in these circumstances.)

Contingent Annuitant (assuming annuitant is still alive)	No death proceeds are payable; contract continues.		N/A

Beneficiary	No death proceeds are payable; contract continues.		N/A

Contingent Beneficiary	No death proceeds are payable; contract continues.		N/A

  ______________

*	Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary’s life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. If mandatory distributions have begun, the 5 year payout option is not available.

  Spousal Contract Continuance (Subject to Availability — Does Not Apply if a Non-Spouse is a Joint Owner)

  Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the annuitant and your spouse elects to continue the Contract, your spouse will be named the annuitant as of the death report date.

  If your spouse elects to continue the Contract as contract owner, the death benefit will be calculated as of the death report date. If the contract value is less than the calculated death benefit, the contract value will be increased to equal the death benefit. This amount is referred to as the adjusted contract value. Any difference between the contract value and the adjusted contract value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the death report date.

  All Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse’s age on the death report date as if your spouse had purchased the Contract with the adjusted contract value on the death report date. This spousal contract continuance is available only once for each Contract. There is no charge to elect this option.

  Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries)

  If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the death report date, (more than $1,000,000 is subject to home office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum.

  If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the death report date. The initial contract value of the continued contract (the “adjusted contract value”) will equal the greater of the contract value or the death benefit calculated on the death report date and will be allocated to the funding options in the same proportion as prior to the death report date.

  The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

      transfer ownership
      take a loan
      make additional purchase payments

  The beneficiary may also name his/her own beneficiary (“succeeding beneficiary”) and has the right to take withdrawals at any time after the death report date. All other fees and charges applicable to the original Contract will also apply to the continued Contract. The E.S.P. option is not available to a beneficiary who continues the Contract under this provision. All benefits and features of the continued contract will be based on the beneficiary’s age on the death report date as if the beneficiary had purchased the Contract with the adjusted contract value on the death report date. There is no charge to elect this option.

  Death Proceeds after the Maturity Date

  If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

  THE ANNUITY PERIOD

  Maturity Date

  Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income payouts (annuity options) or elect a lump sum distribution. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before we make annuity payments. Not all options may be available in all states.

  You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the maturity date will be the annuitant’s 90th birthday or ten years after the effective date of the Contract, if later. (For Contracts issued in Florida and New York, the maturity date you elect may not be later than the annuitant’s 90th birthday.)

  At least 30 days before the original maturity date, you may elect to extend the maturity date to any time prior to the annuitant’s 90th birthday or to a later date with our consent. You may use certain annuity options taken at the maturity date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with certain qualified Contracts upon either the later of the contract owner’s attainment of age 701/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

  Allocation of Annuity

  You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See “Transfers.”)

  Variable Annuity

  You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

  Determination of First Annuity Payment. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the contract value as of 14 days before the date annuity payments begin, less any applicable premium taxes not previously deducted.

  The amount of your first monthly payment depends on the annuity option you elected and the annuitant’s adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor. We call this your net investment rate. For example, a net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payments will decrease. However, if the annualized investment performance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

  Determination of Second and Subsequent Annuity Payments. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

  Fixed Annuity

  You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under “Variable Annuity,” except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

  PAYMENT OPTIONS

  Election of Options

  While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

  During the annuitant’s lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

  The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals.

  On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

  Annuity Options

  Subject to the conditions described in “Election of Options” above, we may pay all or any part of the contract value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

  Option 1 — Life Annuity — No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

  Option 2 — Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

  Option 3 — Joint and Last Survivor Life Annuity — No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

  Option 4 — Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

  Option 5 — Payment for a Fixed Period. The Company will make monthly payments for the period selected.

  Variable Liquidity Benefit

  This benefit is only offered with Variable Annuity Options (as described in the Settlement Provisions of the Contract) for Fixed Period Option only payments, without Life Contingency.

  At any time after annuitization and before death, the contract owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments and (B) equals a surrender charge not to exceed the maximum surrender charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is the Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

  MISCELLANEOUS CONTRACT PROVISIONS

  Right to Return

  You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the “right to return period”). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

  If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, we will refund your purchase payment in full; during the remainder of the right to return period, we will refund the contract value (including charges).

  We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

  Termination

  You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000 and you have not made purchase payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

  Required Reports

  As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

  Suspension of Payments

  The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (“the Exchange”) is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account’s net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

  THE SEPARATE ACCOUNTS

  The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002, respectively. Both TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

  We hold the assets of TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

  All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

  Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called “mixed” and “shared” funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable funding option’s Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

  Performance Information

  From time to time, we may advertise several types of historical performance for the Contract’s variable funding options. We may advertise the “standardized average annual total returns” of the variable funding option, calculated in a manner prescribed by the SEC, and the “nonstandardized total return,” as described below. Specific examples of the performance information appear in the SAI.

  Standardized Method. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold.

  Nonstandardized Method. We calculate nonstandardized “total returns” in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

  For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  General. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. (“NASD”), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor’s (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International’s EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

  FEDERAL TAX CONSIDERATIONS

  The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

  Non-Resident Aliens

  Distributions to non-resident aliens (“NRAs”) are subject to special tax and withholding rules under the Code. In addition, annuity payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

  General Taxation of Annuities

  Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

  Tax-Free Exchanges: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity Contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity Contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

  Types of Contracts: Qualified or Nonqualified

  If you purchase an annuity Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a qualified Contract. Some examples of qualified Contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as nonqualified.

  Nonqualified Annuity Contracts

  As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs — either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

  If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

  If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See “Penalty Tax for Premature Distributions” below.) There is income in the Contract to the extent the contract value exceeds your investment in the Contract. The investment in the Contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have consequences in the year taken.

  The Contract provides one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase price or contract value. It is possible that the IRS may take a position that the charges for the optional enhanced death benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such an optional death benefit should be treated as a taxable withdrawal, you should consult your tax adviser before selecting any rider or endorsement to the Contract.

  Federal tax law requires that nonqualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

  Puerto Rico Tax Considerations

  The Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”) taxes distributions from nonqualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. Similarly, the amount of income on annuity distributions (payable over your lifetime) is calculated differently. Since Puerto Rico residents are also subject to U.S. tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or a proposed distribution.

  Qualified Annuity Contracts

  Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other qualified Contracts. There are special rules which govern the taxation of qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

  Note to participants in qualified plans including 401, 403(b), 457 as well as IRA owners: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state’s income tax laws. Please consult your employer or tax advisor regarding this issue.

  Penalty Tax for Premature Distributions

  For both qualified and nonqualified contracts, taxable distributions taken before the contract owner has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans. This is in addition to any penalites which may apply under your Contract.

  Diversification Requirements for Variable Annuities

  The Code requires that any nonqualified variable annuity Contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract owner of tax deferred treatment. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

  Ownership of the Investments

  In certain circumstances, owners of variable annuity Contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

  Mandatory Distributions For Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 701/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 701/2 or the year of retirement.

  Minimum Distributions For Beneficiaries When a death benefit becomes due upon the death of the owner and/or annuitant, minimum distributions may be taken over the life expectancy of the beneficiary not less than annually within one year from the date of death or the funds remaining in the Contract must be completely withdrawn within five years from the date of death.

  Taxation of Death Benefit Proceeds

  Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

  OTHER INFORMATION

  The Insurance Companies

  Please refer to your Contract to determine which Company issued your Contract.

  The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  Financial Statements

  The financial statements for the Company are located in the Statement of Additional Information. Since the Separate Accounts are newly established, there are no financial statements for this account.

  Distribution of Variable Annuity Contracts

  We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

  Up-front compensation paid to sales representatives will not exceed 8% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

  Conformity with State and Federal Laws

  The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

  Voting Rights

  The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from contract owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to contract owners.

  Legal Proceedings and Opinions

  Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

  There are no pending legal proceedings affecting either Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse effect on the ability of either Company to meet its obligations under the applicable Contract.

  APPENDIX A

  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

  Copies of the Statement of Additional Information dated February ___, 2003 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-______, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-______.

Name:
Address:

  A-1

L-	February, 2003

  Portfolio Architect Access Annuity Prospectus:

  TIC Variable Annuity Separate Account 2002
  TLAC Variable Annuity Separate Account 2002

  This prospectus describes Portfolio Architect Access Annuity, a flexible premium deferred variable annuity contract (the “Contract”) issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. Refer to your contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (“qualified Contracts”) as well as those that do not qualify for such treatment (“nonqualified Contracts”). We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract’s provisions. For convenience, we refer to Contracts and certificates as “Contracts.”

  Your premium (“purchase payments”) accumulate on a variable basis in one of our funding options. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the variable funding options. The variable funding options are:

Capital Appreciation Fund	Salomon Brothers Variable Series Fund Inc.
Money Market Portfolio	Capital Fund – Class I
AIM Variable Insurance Funds	Investors Fund – Class I
AIM V.I. Premier Equity Fund – Series I	Large Cap Growth Fund – Class I
Alliance Variable Product Series Fund, Inc.	Small Cap Growth Fund – Class I
Premier Growth Portfolio – Class B	Travelers Series Fund Inc.
Credit Suisse Trust	AIM Capital Appreciation Portfolio
Credit Suisse Emerging Markets Portfolio	Alliance Growth Portfolio
Delaware VIP Trust	MFS Total Return Portfolio
VIP REIT Series — Standard Class	Putnam Diversified Income
Dreyfus Variable Investment Fund	The Travelers Series Trust
Appreciation Portfolio — Initial Shares	Disciplined Mid Cap Stock Portfolio
Small Cap Portfolio — Initial Shares	Equity Income Portfolio
Franklin Templeton Variable Insurance Products Trust	Federated High Yield Portfolio
Mutual Shares Securities Fund — Class 2	Federated Stock Portfolio
Templeton Growth Securities Fund — Class 2	Large Cap Portfolio
Greenwich Street Series Fund	Lazard International Stock Portfolio
Emerging Growth Fund – Class I	MFS Emerging Growth Portfolio
Equity Index Portfolio — Class II Shares	MFS Mid Cap Growth Portfolio
Growth and Income Fund – Class I	MFS Research Portfolio
Janus Aspen Series	Travelers Quality Bond Portfolio
Balanced Portfolio — Service Shares	Van Kampen Life Investment Trust
Global Life Sciences Portfolio — Service Shares	Comstock Portfolio - Class II Shares
Global Technology Portfolio — Service Shares	Enterprise Portfolio - Class II Shares
Worldwide Growth Portfolio — Service Shares	Variable Insurance Products Fund II (Fidelity)
PIMCO Variable Insurance Trust	Contrafund® Portfolio — Service Class 2
Total Return Portfolio — Administrative Class	Variable Insurance Products Fund III (Fidelity)
Putnam Variable Trust	Dynamic Capital Appreciation Portfolio – Service Class 2
Putnam VT International Growth Fund — Class IB Shares	Mid Cap Portfolio — Service Class 2
Putnam VT Small Cap Value Fund — Class IB Shares
Putnam VT Voyager II Fund — Class IB Shares

  The Contract, certain contract features and/or some of the funding options may not be available in all states. The current prospectuses for the underlying funds that support the variable funding options must accompany this prospectus. Read and retain them for future reference.

  This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information (“SAI”) dated February 6 , 2003. We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC’s website (http://www.sec.gov). See Appendix C for the SAI’s table of contents.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Variable annuity contracts are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

  Prospectus February 6, 2003

Index of Special Terms	2	Payment Options	29
Summary	3	Election of Options	29
Fee Table	6	Annuity Options	29
Condensed Financial Information	14	Miscellaneous Contract Provisions	30
The Annuity Contract	14	Right to Return	30
Contract Owner Inquiries	14	Termination	31
Purchase Payments	14	Required Reports	31
Accumulation Units	14	Suspension of Payments	31
The Variable Funding Options	15	The Separate Accounts	31
Charges and Deductions	19	Performance Information	32
General	19	Federal Tax Considerations	32
Transfer Charge	19	Non-Resident Aliens	32
Administrative Charges	20	General Taxation of Annuities	32
Mortality and Expense Risk Charge	20	Types of Contracts: Qualified or Nonqualified	33
E.S.P. Charge	20	Nonqualified Annuity Contracts	33
Variable Funding Option Expenses	20	Puerto Rico Tax Considerations	33
Premium Tax	20	Qualified Annuity Contracts	34
Changes in Taxes Based Upon		Penalty Tax for Premature
Premium or Value	20	Distributions	34
Transfers	20	Diversification Requirements for
Dollar Cost Averaging	21	Variable Annuities	34
Asset Allocation Program	22	Ownership of the Investments	34
Access to Your Money	22	Mandatory Distributions for Qualified Plans	34
Systematic Withdrawals	22	Taxation of Death Benefit Proceeds	35
Ownership Provisions	22	Other Information	35
Types of Ownership	22	The Insurance Companies	35
Contract Owner	22	Financial Statements	35
Beneficiary	23	Distribution of Variable Annuity Contracts	35
Annuitant	23	Conformity with State and Federal Laws	35
Contingent Annuitant	23	Voting Rights	35
Death Benefit	23	Legal Proceedings and Opinions	36
Death Proceeds Before the Maturity Date	23	Appendix A: Contents of the Statement
E.S.P.	25	of Additional Information	A-1
Payment of Proceeds	26
Death Proceeds After the Maturity Date	28
The Annuity Period	28
Maturity Date	28
Allocation of Annuity	28
Variable Annuity	29
Fixed Annuity	29

  INDEX OF SPECIAL TERMS

  The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit	14	Contract Year	14
Accumulation Period	14	Death Report Date	23
Annuitant	23	Joint Owner	22
Annuity Payments	28	Maturity Date	28
Annuity Unit	15	Modified Purchase Payment	25
Cash Surrender Value	22	Net Investment Rate	29
Contingent Annuitant	23	Purchase Payment	14
Contract Date	14	Underlying Fund	15
Contract Owner	22	Variable Funding Option(s)	15
Contract Value	14	Written Request	14

  2

  Summary:
  Portfolio Architect Access Annuity

  This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

  What company will issue my Contract? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, (“the Company,” “We” or “Us”). Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated asset account (“Separate Account”). The Travelers Insurance Company sponsors the TIC Variable Annuity Separate Account 2002; The Travelers Life and Annuity Company sponsors the TLAC Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to either TIC Variable Annuity Separate Account 2002 or TLAC Variable Annuity Separate Account 2002, depending upon your issuing Company.

  You may only purchase a Contract in states where the Contract has been approved for sale. The Contract may not currently be available for sale in all states.

  Can you give me a general description of the Contract? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options. You can also lose money in the variable funding options.

  The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

  During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the variable funding options. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

  Who should purchase this Contract? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan (“Plan”) does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

  You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

  Is there a right to return period? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment allocated to a variable funding option during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

  If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we

  3

  will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

  Can you give a general description of the variable funding options and how they operate? Through its subaccounts, the Separate Account uses your purchase payments to purchase units, at your direction, of one or more of the variable funding options. In turn, each variable funding option invests in an underlying mutual fund (“underlying fund”) that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these variable funding options.

  You can transfer among the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other contract owners.

  What expenses will be assessed under the Contract? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk (“M&E”) charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.65%. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each underlying fund also charges for management costs and other expenses.

  If you select the Enhanced Stepped-Up Provision (“E.S.P.”), an additional 0.20% annually will be deducted from amounts in the variable funding options. This provision is not available when either the annuitant or owner is age 76 or older when the Contract is issued.

  How will my purchase payments and withdrawals be taxed? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 591/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

  For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

  How may I access my money? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

  What is the death benefit under the Contract? The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

  Where may I find out more about accumulation unit values? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about accumulation unit values.

  Are there any additional features? This Contract has other features you may be interested in. These include:

      Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in variable funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.
      Systematic Withdrawal Option. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.
  4

      Automatic Rebalancing. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.
      Enhanced Stepped-Up Provision (“E.S.P.”). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.
      Spousal Contract Continuance (Subject to Availability). If your spouse is named as an owner and/or beneficiary, and you die prior to the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint contract owner and/or beneficiary only.
      Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries). If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.
  5

  FEE TABLE

  The purpose of this Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See “Charges and Deductions” in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. Each variable funding option purchases shares of the underlying fund at net asset value. The net asset value already reflects the deduction of each underlying fund’s Total Operating Expenses as shown in the table below; therefore, you are indirectly bearing the costs of underlying fund expenses.

  We receive payments from some of the underlying funds or their affiliates for providing administrative or other services for a fund. These payments vary in amount and currently we receive payments at an annual rate of up to 0.50% of the average net amount invested in an underlying fund on behalf of Travelers’ Separate Accounts. These payments by the funds do not result in any charge to you in addition to the Total Annual Operating Expenses disclosed below for each fund.

  The amounts shown in the table are based on historical fund expenses, as a percentage of each fund’s average daily net assets as of December 31, 2001 (unless otherwise indicated). This information was provided by the funds and we have not independently verified it. More detail concerning each fund’s fees and expenses is contained in the prospectus for each underlying fund.

  Annual Separate Account Charges

  (as a percentage of the average daily net assets of the Separate Account)

With E.S.P. Selected:		Without E.S.P. Selected
Mortality and Expense Risk Charge	1.65%	Mortality and Expense Risk Charge	1.65%
Administrative Expense Charge	0.15%	Administrative Expense Charge	0.15%
E.S.P. Charge	0.20%	Total Separate Account Charges	1.80%
Total Separate Account Charges	2.00%

  Other Annual Charges

Annual Contract Administrative Charge	$30
(Waived if contract value is $40,000 or more)

  6

  Variable Funding Option Expenses:

  (as a percentage of average daily net assets of the funding option as of December 31, 2001, unless otherwise noted)

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

Capital Appreciation Fund	0.75%	—	0.09%	0.84%
Money Market Portfolio (Travelers)	0.32%	—	0.08%	0.40%(1)
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund — Series I	0.60%	—	0.25%	0.85%(2)
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio — Class B*	1.00%	0.25%	0.04%	1.29%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	0.76%	—	0.64%	1.40%(3)
Delaware VIP Trust
VIP REIT Series – Standard Class	0.75%	—	0.14%	0.89%(4)
Dreyfus Variable Investment Fund
Appreciation Portfolio — Initial Shares	0.75%	—	0.03%	0.78%(5)
Small Cap Portfolio — Initial Shares	0.75%	—	0.04%	0.79%(5)
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund — Class 2*	0.60%	0.25%	0.19%	1.04%(6)
Templeton Growth Securities Fund — Class 2*	0.80%	0.25%	0.05%	1.10%(7)
Greenwich Street Series Fund
Emerging Growth Fund – Class I	0.95%	—	0.23%	1.18%(16)
Equity Index Portfolio — Class II Shares*	0.21%	0.25%	0.03%	0.49%(16)
Growth and Income Fund – Class I	0.65%	—	0.29%	0.94%(16)
Janus Aspen Series
Balanced Portfolio — Service Shares*	0.65%	0.25%	0.01%	0.91%
Global Life Sciences Portfolio — Service Shares*	0.65%	0.25%	0.17%	1.07%
Global Technology Portfolio — Service Shares*	0.65%	0.25%	0.05%	0.95%
Worldwide Growth Portfolio — Service Shares*	0.65%	0.25%	0.04%	0.94%
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	0.25%	—	0.40%	0.65%(8)
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares*	0.76%	0.25%	0.18%	1.19%
Putnam VT Small Cap Value Fund — Class IB Shares*	0.80%	0.25%	0.30%	1.35%
Putnam VT Voyager II Fund — Class IB Shares*	0.70%	0.25%	0.77%	1.72%
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	0.83%	—	0.17%	1.00%(9)
Investors Fund – Class I	0.70%	—	0.12%	0.82%(10)
Large Cap Growth Fund – Class I	0.75%	—	0.25%	1.00%
Small Cap Growth Fund – Class I	0.75%	—	0.72%	1.47%(11)
The Travelers Series Trust
Convertible Securities Portfolio	0.60%	—	0.19%	0.79%(12)
Disciplined Mid Cap Stock Portfolio	0.70%	—	0.13%	0.83%
Equity Income Portfolio	0.75%	—	0.04%	0.85%(13)
Federated High Yield Portfolio	0.65%	—	0.24%	0.89%
Federated Stock Portfolio	0.63%	—	0.18%	0.81%
Large Cap Portfolio	0.75%	—	0.04%	0.84%(14)
Lazard International Stock Portfolio	0.83%	—	0.18%	1.01%
  7

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

MFS Emerging Growth Portfolio	0.75%	—	0.14%	0.89%
MFS Mid Cap Growth Portfolio	0.80%	—	0.12%	0.92%
MFS Research Portfolio	0.80%	—	0.12%	0.92%
Travelers Quality Bond Portfolio	0.32%	—	0.13%	0.45%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	0.80%	—	0.03%	0.83%(15)
Alliance Growth Portfolio	0.80%	—	0.02%	0.82%(15)
MFS Total Return Portfolio	0.80%	—	0.03%	0.83%(15)
Putnam Diversified Income Portfolio†	0.75%	—	0.15%	0.90%(15)
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares*	0.60%	0.25%	0.19%	1.04%(16)
Enterprise Portfolio - Class II Shares*	0.48%	0.25%	0.12%	0.87%(17)
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2*	0.58%	0.25%	0.07%	0.94%(18)
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2*	0.58%	0.25%	0.85%	3.77%(19)
Mid Cap Portfolio - Service Class 2*	0.58%	0.25%	0.05%	0.94%(20)

  ______________

*	The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

†	Closed to new investors.

  Notes

(1)	Travelers Insurance reimbursed the portfolio for $44,028 in expenses for the year ended December 31, 2001 (the portfolio's fiscal year end). If such expenses were not reimbursed the actual expense ratio would have been 0.42%. For the year ended December 31, 2001, there was a voluntary expense limitation. As a result of the voluntary expense limitation, the ratio of expenses to average net assets will not exceed 0.40%.

(2)	Effective May 1, 2002 the Fund's name was changed from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund.

(3)	Fee waivers, expense reimbursements, or expense credits reduced expenses for the Emerging Markets Portfolio during 2001, but this may be discontinued at any time. Without such arrangements, the Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 0.64% and 1.89%, respectively. The Other Expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 2001, net of any fee waivers or expense reimbursements.

(4)	The investment advisor for the Delaware VIP REIT Series is Delaware Management Company (DMC). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.89% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.

(5)	The expenses shown are for the fiscal year ended December 31, 2001. Current or future expenses may be greater or less than those presented. Please consult the underlying mutual fund prospectus for more complete information.

(6)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7)	The Fund administration fee is paid indirectly through the Management Fee for Templeton Growth Securities Fund — Class 2. The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(8)	"Other Expenses" reflects a 0.25% administrative fee, a 0.15% service fee, and 0.01% representing the Portfolio’s pro rata Trustees’ fees. PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees, 0.65% of average daily net assets. Without such reduction, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(9)	The Manager has waived a portion of its management fees for the year ended December 31, 2001. If such fees were not waived, the actual expenses ratio would have been 1.02%. As a result of a voluntary expense limitation, expense ratios will not exceed 1.00%.

(10)	As a result of a voluntary expense limitation, expense ratios will not exceed 1%.

  8

(11)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.50%.

(12)	As a result of a voluntary expense limitation, the ratio of expenses to average net assets will not exceed 0.80%.

(13)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Equity Income Portfolio were 0.79%.

(14)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Large Cap Portfolio were 0.79%.

(15)	Expenses are as of October 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(16)	Expenses are as of December 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(17)	If certain expenses had not been assumed by Van Kampen, Total Annual Operating Expenses for the Enterprise Portfolio Class II Shares would have been 0.87%.

(18)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Fidelity VIP II Contrafund Portfolio — Service Class 2 were 0.90%.

(19)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. In addition, the fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 1.75%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement and the offset described above, the actual management fee, other expenses and total annual expenses in 2001 were 0.58%, 0.85% and 1.68%, respectively.

(20)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, actual Total Annual Operating Expenses for the Fidelity VIP III Mid Cap Portfolio — Service Class 2 were 0.88%.

  9

  EXAMPLES

  These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on the annual expenses of the underlying funds for the year ended December 31, 2001, and assume that any fee waivers and expense reimbursements will continue. We cannot guarantee that these fee waivers and expense reimbursements will continue. The example also assumes that the $30 annual administrative charge is equivalent to 0.015% of the Separate Account contract value.

  EXAMPLE: DEATH BENEFIT WITH E.S.P.

  You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit with the E.S.P. option selected:

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Capital Appreciation Fund	29	88	151	318	29	88	151	318
Money Market Portfolio (Travelers)	24	75	129	275	24	75	129	275
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	29	89	151	319	29	89	151	319
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio - Class B	33	102	172	360	33	102	172	360
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	34	105	178	370	34	105	178	370
Delaware VIP Trust
VIP REIT Series - Standard Class	29	90	153	323	29	90	153	323
Dreyfus Variable Investment Fund
Appreciation Portfolio - Initial Shares	28	87	148	312	28	87	148	312
Small Cap Portfolio - Initial Shares	28	87	148	313	28	87	148	313
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund - Class 2	31	94	160	337	31	94	160	337
Templeton Growth Securities Fund - Class 2	31	96	163	342	31	96	163	342
Greenwich Street Series Fund
Emerging Growth Fund – Class I	32	98	167	350	32	98	167	350
Equity Index Portfolio - Class II Shares	25	78	133	284	25	78	133	284
Growth and Income Fund – Class I	30	91	155	328	30	91	155	328
Janus Aspen Series
Balanced Portfolio - Service Shares	30	91	154	325	30	91	154	325
Global Life Sciences Portfolio - Service Shares	31	95	162	340	31	95	162	340
Global Technology Portfolio - Service Shares	30	92	156	328	30	92	156	328
Worldwide Growth Portfolio - Service Shares	30	91	155	328	30	91	155	328
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	27	83	141	300	27	83	141	300
  10

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	32	99	168	351	32	99	168	351
Putnam VT Small Cap Value Fund - Class IB Shares	34	103	175	365	34	103	175	365
Putnam VT Voyager II Fund - Class IB Shares	38	114	193	398	38	114	193	398
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	30	93	158	333	30	93	158	333
Investors Fund – Class I	29	88	150	316	29	88	150	316
Large Cap Growth Fund – Class I	30	93	158	333	30	93	158	333
Small Cap Growth Fund – Class I	35	107	181	376	35	107	181	376
The Travelers Series Trust
Convertible Securities Portfolio	28	87	148	313	28	87	148	313
Disciplined Mid Cap Stock Portfolio	29	88	150	317	29	88	150	317
Equity Income Portfolio	28	87	148	313	28	87	148	313
Federated High Yield Portfolio	29	90	153	323	29	90	153	323
Federated Stock Portfolio	29	88	149	315	29	88	149	315
Large Cap Portfolio	28	87	148	313	28	87	148	313
Lazard International Stock Portfolio	31	93	159	334	31	93	159	334
MFS Emerging Growth Portfolio	29	90	153	323	29	90	153	323
MFS Mid Cap Growth Portfolio	30	91	155	326	30	91	155	326
MFS Research Portfolio	30	91	155	326	30	91	155	326
Travelers Quality Bond Portfolio	25	77	131	280	25	77	131	280
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	29	88	150	317	29	88	150	317
Alliance Growth Portfolio	29	88	150	316	29	88	150	316
MFS Total Return Portfolio	29	88	150	317	29	88	150	317
Putnam Diversified Income Portfolio†	29	90	154	324	29	90	154	324
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares	31	94	160	337	31	94	160	337
Enterprise Portfolio - Class II Shares	29	89	151	319	29	89	151	319
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2	29	90	154	324	29	90	154	324
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	37	113	191	395	37	113	191	395
Mid Cap Portfolio - Service Class 2	29	90	153	322	29	90	153	322

  ______________

†	Closed to new investors.

  11

  EXAMPLE: DEATH BENEFIT WITHOUT E.S.P.

  You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit without the E.S.P. option selected:

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Capital Appreciation Fund	27	82	141	299	27	82	141	299
Money Market Portfolio (Travelers)	22	69	119	255	22	69	119	255
AIM Variable Insurance Funds, Inc.
AIM V.I. Premier Equity Fund - Series I	27	83	141	300	27	83	141	300
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio - Class B	31	96	163	342	31	96	163	342
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	32	99	168	352	32	99	168	352
Delaware VIP Trust
VIP REIT Series -Standard Class	27	84	143	304	27	84	143	304
Dreyfus Variable Investment Fund
Appreciation Portfolio -Initial Shares	26	81	138	293	26	81	138	293
Small Cap Portfolio -Initial Shares	26	81	138	294	26	81	138	294
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund - Class 2	29	88	151	318	29	88	151	318
Templeton Growth Securities Fund - Class 2	29	90	154	324	29	90	154	324
Greenwich Street Series Fund
Emerging Growth Fund -Class I	30	93	157	331	30	93	157	331
Equity Index Portfolio - Class II Shares	23	72	123	264	23	72	123	264
Growth and Income Fund – Class I	28	85	146	308	28	85	146	308
Janus Aspen Series
Balanced Portfolio - Service Shares	28	85	144	306	28	85	144	306
Global Life Sciences Portfolio - Service Shares	29	89	152	321	29	89	152	321
Global Technology Portfolio - Service Shares	28	86	146	309	28	86	146	309
Worldwide Growth Portfolio - Service Shares	28	85	146	308	28	85	146	308
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	25	77	131	280	25	77	131	280
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	30	93	158	332	30	93	158	332
Putnam VT Small Cap Value Fund - Class IB Shares	32	98	166	347	32	98	166	347
Putnam VT Voyager II Fund - Class IB Shares	36	108	183	381	36	108	183	381
Salomon Brothers Variable Series Fund Inc.
Capital Fund - Class I	28	87	149	314	28	87	149	314
Investors Fund - Class I	27	82	140	297	27	82	140	297
Large Cap Growth Fund - Class I	28	87	149	314	28	87	149	314
Small Cap Growth Fund - Class I	33	101	171	358	33	101	171	358
  12

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

The Travelers Series Trust
Convertible Securities Portfolio	26	81	138	294	26	81	138	294
Disciplined Mid Cap Stock Portfolio	27	82	140	298	27	82	140	298
Equity Income Portfolio	26	81	138	294	26	81	138	294
Federated High Yield Portfolio	27	84	143	304	27	84	143	304
Federated Stock Portfolio	27	82	139	296	27	82	139	296
Large Cap Portfolio	26	81	138	294	26	81	138	294
Lazard International Stock Portfolio	29	88	149	315	29	88	149	315
MFS Emerging Growth Portfolio	27	84	143	304	27	84	143	304
MFS Mid Cap Growth Portfolio	28	85	145	307	28	85	145	307
MFS Research Portfolio	28	85	145	307	28	85	145	307
Travelers Quality Bond Portfolio	23	71	121	260	23	71	121	260
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	27	82	140	298	27	82	140	298
Alliance Growth Portfolio	27	82	140	297	27	82	140	297
MFS Total Return Portfolio	27	82	140	298	27	82	140	298
Putnam Diversified Income Portfolio†	27	84	144	305	27	84	144	305
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares	29	88	151	318	29	88	151	318
Enterprise Portfolio - Class II Shares	27	83	141	300	27	83	141	300
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2	27	84	144	305	27	84	144	305
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	35	107	181	377	35	107	181	377
Mid Cap Portfolio - Service Class 2	27	84	143	303	27	84	143	303

  ______________

†	Closed to new investors.

  13

  CONDENSED FINANCIAL INFORMATION

  TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 are newly registered separate accounts. Therefore, as of the date of this prospectus, there is no Condensed Financial Information for either Separate Account.

  THE ANNUITY CONTRACT

  Travelers Portfolio Architect Access Annuity is a contract between the contract owner (“you”) and the Company. This is the prospectus — it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract’s essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

  You make purchase payments to us and we credit them to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The contract value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the Contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

  Certain changes and elections must be made in writing to the Company. Where the term “written request” is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

  Contract Owner Inquiries

  Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

  Purchase Payments

  Your initial purchase payment is due and payable before the Contract becomes effective. The initial purchase payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

  We will apply the initial purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. We will credit subsequent purchase payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

  Accumulation Units

  The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We

  14

  calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

  The Variable Funding Options

  You choose the variable funding options to which you allocate your purchase payments. These variable funding options are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and contract owners should not compare the two.

  You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

  If any of the underlying funds become unavailable for allocating purchase payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

  The current variable funding options are listed below, along with their investment advisers and any subadviser:

Funding Option	Investment Objective	Investment Adviser/Subadviser
Capital Appreciation Fund	Seeks growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price both in rising and declining markets.	Travelers Asset Management International Company LLC (“TAMIC”) Subadviser: Janus Capital Corp.
Money Market Portfolio	Seeks high current income from short-term money market instruments while preserving capital and maintaining a high degree of liquidity.	Travelers Asset Management International Corporation
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund	Seeks to achieve long-term growth of capital by investing primarily in equity securities of undervalued companies. Income is a secondary objective.	AIM Advisers, Inc.
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio — Class B	Seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior earning momentum.	Alliance Capital Management
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	Seeks long-term growth of capital by investing in equity securities of companies located in or conducting a majority of their business in emerging markets.	Credit Suisse Asset Management, LLC
Delaware VIP Trust
VIT REIT Series — Standard Class	Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITS).	Delaware Management Company, Inc.

  15

Funding Option	Investment Objective	Investment Adviser/Subadviser
Dreyfus Variable Investment Fund
Appreciation Portfolio — Initial Shares	Seeks primarily to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. The portfolio invests primarily in the common stocks of domestic and foreign issuers.	The Dreyfus Corporation Subadviser: Fayez Sarofim & Co.
Small Cap Portfolio — Initial Shares	Seeks to maximize capital appreciation by investing at least 80% of its assets in the stocks of small-cap companies. Small-cap companies are defined as those with market capitalizations of less than $2 billion at the time of purchase.	The Dreyfus Corporation
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund — Class 2	Seeks capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria.	Franklin Mutual Advisers, LLC
Templeton Growth Securities Fund — Class 2	Seeks long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities companies located anywhere in the world, including those in the U.S. and emerging markets.	Templeton Global Advisors Limited, Inc.
Greenwich Street Series Fund
Emerging Growth Portfolio – Class 1	Seeks capital appreciation by investing primarily in common stocks of emerging companies, without regard to market capitalization.	Salomon Brothers Asset Management Inc. (“SBAM”)
Equity Index Portfolio — Class II Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index, with comparable economic sector weightings, market capitalization and liquidity.	Travelers Investment Management Co. (“TIMCO”)
Growth and Income Portfolio – Class I	Seeks income and long-term capital growth by investing in the equity securities of companies with consistent dividend-paying histories, the capacity to raise dividends in the future, and the potential for capital appreciation.	SBAM
Janus Aspen Series
Balanced Portfolio — Service Shares	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital
Global Life Sciences Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in equity securities of U.S. and foreign companies, normally investing at least 65% of its total assets in companies with a life science orientation.	Janus Capital
Global Technology Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in equity securities of U.S. and foreign companies, normally investing at least 65% of its total assets in companies likely to benefit significantly from advances in technology.	Janus Capital
Worldwide Growth Portfolio — Service Shares	Seeks growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world.	Janus Capital
PIMCO Variable Insurance Trust
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.	Pacific Investment Management Company

  16

Funding Option	Investment Objective	Investment Adviser/Subadviser
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares	Seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of companies outside the United States.	Putnam Investment Management, Inc. (“Putnam”)
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation. The fund seeks its goal by investing at least 80% of its net assets in small companies of a size similar to those in the Russell 2000 Value Index.	Putnam
Putnam VT Voyager II Fund — Class IB Shares	Seeks long-term growth of capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks.	Putnam
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	Seeks capital appreciation, primarily through investments in common stocks which are believed to have above-average price appreciation potential and which may involve above average risk.	Salomon Brothers Asset Management (“SBAM”)
Investors Fund – Class I	Seeks long-term growth of capital, and, secondarily, current income, through investments in common stocks of well-known companies.	SBAM
Large Cap Growth Fund – Class I	Seeks long-term growth of capital by investing primarily in equity securities of companies with total market capitalizations of $5 billion or more at the time of investment.	SBAM
Small Cap Growth Fund – Class I	Seeks long-term growth of capital by investing under normal circumstances at least 80% of its assets in equity securities of companies with market capitalizations similar to that of companies included in the Russell 2000 Growth Index.	SBAM
The Travelers Series Trust
Convertible Securities Portfolio	Seeks current income and capital appreciation by investing in convertible bond securities and in combinations of nonconvertible fixed-income securities and warrants or call options that together resemble convertible securities.	Travelers Asset Management International Corporation (“TAMIC”)
Disciplined Mid Cap Stock Portfolio	Seeks growth of capital by investing primarily in a broadly diversified portfolio of U.S. common stocks.	TAMIC Subadviser: Travelers Investment Management Company (“TIMCO”)
Equity Income Portfolio	Seeks reasonable income by investing at least 80% in equity securities. The Fund normally invests primarily in income producing equities. The balance may be invested in all types of domestic and foreign securities, including bonds. The Subadviser also considers the potential for capital appreciation.	TAMIC Subadviser: Fidelity Management & Research Co (“FMR”)
Federated High Yield Portfolio	Seeks high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities.	TAMIC Subadviser: Federated Investment Counseling, Inc.
Federated Stock Portfolio	Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high-quality companies (i.e., leaders in their industries and characterized by sound management and the ability to finance expected growth).	TAMIC Subadviser: Federated Investment Counseling

  17

Funding Option	Investment Objective	Investment Adviser/Subadviser

Large Cap Portfolio	Seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
Lazard International Stock Portfolio	Seeks capital appreciation by investing primarily in the equity securities of non-United States companies (i.e., incorporated or organized outside the United States).	TAMIC Subadviser: Lazard Asset Management
MFS Emerging Growth Portfolio	Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio’s investment objective.	TAMIC Subadviser: Massachusetts Financial Services (“MFS”)
MFS Mid Cap Growth Portfolio	Seeks to obtain long-term growth of capital by investing, under normal market conditions, at least 80% of its assets in equity securities of companies with medium market capitalization which the investment adviser believes have above-average growth potential.	TAMIC Subadviser: MFS
MFS Research Portfolio	Seeks to provide long-term growth of capital and future income.	TAMIC Subadviser: MFS
Travelers Quality Bond Portfolio	Seeks current income, moderate capital volatility and total return.	TAMIC
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation.	Travelers Investment Adviser (“TIA”) Subadviser: AIM Capital Management Inc.
Alliance Growth Portfolio	Seeks long-term growth of capital.	TIA Subadviser: Alliance Capital Management L.P.
MFS Total Return Portfolio	(a balanced portfolio) Seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.	TIA Subadviser: MFS
Putnam Diversified Income Portfolio†	High current income consistent with the preservation of capital.	TIA Subadviser: Putnam Investment Management Inc.
Van Kampen Life Investment Trust
Comstock Portfolio Class II Shares	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertible into common and preferred stocks.	Van Kampen Asset Management, Inc. (“VKAM”)

Enterprise Portfolio Class II Shares	Seeks capital appreciation through investments believed by the Adviser to have above-average potential for capital appreciation.	VKAM

Variable Insurance Products Fund II
Contrafund® Portfolio — Service Class 2	Seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the adviser believes is not fully recognized by the public.	FMR
Variable Insurance Products III
Dynamic Capital Appreciation Portfolio — Service Class 2	Seeks capital appreciation by investing primarily in common stocks of both domestic and foreign issuers.	FMR
Mid Cap Portfolio — Service Class 2	Seeks long-term growth of capital and income by investing primarily in income-producing equity securities, including common stocks and convertible securities.	FMR

  ______________

†	Closed to new investors.

  18

  CHARGES AND DEDUCTIONS

  General

  We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

      the ability for you to make withdrawals and surrenders under the Contracts;
      the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners, the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, asset allocation and systematic withdrawal programs);
      administration of the annuity options available under the Contracts; and
      the distribution of various reports to contract owners.

  Costs and expenses we incur include:

      losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses including commission payments to your sales agent, and other costs of doing business.

  Risks we assume include:

      that annuitants may live longer than estimated when the annuity factors under the Contracts were established;
      that the amount of the death benefit will be greater than the contract value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

  We may also deduct a charge for taxes.

  Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

  We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

  Transfer Charge

  We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

  19

  Administrative Charges

  There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

              (1)   from the distribution of death proceeds;

              (2)   after an annuity payout has begun; or

              (3)   if the contract value on the date of assessment equals or is greater than $40,000.

  We deduct the administrative expense charge (sometimes called “sub-account administrative charge”) on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

  Mortality and Expense Risk Charge

  Each business day, we deduct a mortality and expense risk (“M&E”) charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product. The M&E charge is 1.65% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

  E.S.P. Charge

  If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the variable funding options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

  Variable Funding Option Expenses

  We summarized the charges and expenses of the underlying funds in the fee table. Please review the prospectus for each underlying fund for a more complete description of that fund and its expenses.

  Variable Liquidity Benefit Charge

  If the Variable Liquidity Benefit is selected, there is a maximum surrender charge of 6% of the amounts withdrawn. Please refer to “The Annuity Period” for a description of this benefit.

  Premium Tax

  Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

  Changes in Taxes Based upon Premium or Value

  If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

  20

  TRANSFERS

  Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. Please note that the contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Therefore, all transfers are subject to the following restrictions:

    1.   Excessive Transfers. We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage contract owners. In making this determination, we will consider, among other things, the following factors:

      the total dollar amount being transferred;
      the number of transfers you made within the previous three months;
      whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
      whether your transfers are part of a group of transfers made by a third party on behalf of the individual contract owners in the group.

    2.   Market Timers. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things:

      reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed preauthorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

  If we choose to enforce our contractual rights to restrict transfers to once every six months, we will so notify you in writing.

  Future Modifications. We will continue to monitor the transfer activity occurring among the variable funding options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

  If, in our sole discretion, we determine you are engaging in activity as described above or similar activity which will potentially hurt the rights or interests of contract owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We reserve the right to charge a $10.00 fee for any transfer request which exceeds twelve per year. None of these restrictions are applicable to transfers made under a Dollar Cost Averaging program, an asset allocation program or a rebalancing program.

  We will make transfers at the value(s) next determined after we receive your request in good order at our Home Office. After the maturity date, you may make transfers only if allowed by your Contract or with our consent. These restrictions are subject to any state law requirements.

  Dollar Cost Averaging

  Dollar cost averaging or the pre-authorized transfer program (the “DCA Program”) allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more accumulation units in a funding option if the value per unit is low and will purchase fewer accumulation units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

  You may elect the DCA Program through written request or other method acceptable to us. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

  21

  You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program or Special DCA Program in place at one time.

  All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

  ACCESS TO YOUR MONEY

  Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any premium tax not previously deducted. Unless you submit a written request specifying the variable funding option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the cash surrender value as of the close of business after we receive your surrender request at our Home Office. The cash surrender value may be more or less than the purchase payments you made. You may not make withdrawals during the annuity period.

  We may defer payment of any cash surrender value for a period of up to five business days after the written request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

  Systematic Withdrawals

  Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form we provide. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place.

  We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days’ written notice to contract owners (where allowed by state law).

  Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 591/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

  OWNERSHIP PROVISIONS

  Types of Ownership

  Contract Owner

  Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified Contracts. You have sole power during the annuitant’s lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

  You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

  If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional purchase payments.

  22

  Joint Owner. For nonqualified Contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

  Beneficiary

  You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the variable funding options as most recently elected by the contract owner, until the death report date.

  Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

  Annuitant

  The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

  Contingent Annuitant

  You may name one individual as a contingent annuitant. A contingent annuitant may not be changed, deleted or added to the Contract after the contract date. If the annuitant who is not the owner dies prior to the maturity date, and the contingent annuitant is still living;

      the death benefit will not be payable upon the annuitant’s death the contingent annuitant becomes the annuitant
      all other rights and benefits will continue in effect

  When a contingent annuitant becomes the annuitant, the maturity date remains the same as previously in effect.

  If the annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a contingent annuitant.

  DEATH BENEFIT

  Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or election of spousal or beneficiary contract continuance (“death report date”).

  Death Proceeds Before the Maturity Date

Note:	If the owner dies before the annuitant, the death benefit is recalculated replacing all references to “annuitant” with “owner.”

  If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

    a)      the Contract Value;

    b)      the Adjusted Purchase Payment;

  23

    Adjusted Purchase Payment:

    The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

    c)      the Step-Up Value (if any, as described below)

    Step Up Value:

    The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant’s 80th birthday and before the Annuitant’s death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant’s 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

  Partial Surrender Reduction

  The Partial Surrender Reduction for (b) above is equal to 1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new adjusted purchase payment would be 50,000 – 9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new adjusted purchase payment would be 50,000 – 16,666, or $33,334.

  The Partial Surrender Reduction for (c) above is equal to 1) the Step Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new step-up value would be 50,000-9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new step-up value would be 50,000-16,666, or $33,334.

  24

  Enhanced Stepped-Up Provision (“E.S.P.”) (This provision is not available to a customer when either the annuitant or owner is age 76 or older on the Contract Date.) This provision must be elected at time of application.

  If you have selected the E.S.P., the total death benefit as of the death report date will equal the death benefit described above plus the greater of zero or the following amount:

  If the annuitant is younger than age 70 on the Contract Date, 40% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date; or

  If the annuitant is between the ages of 70 and 75 on the Contract Date, 25% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date.

  The initial modified purchase payment is equal to the initial contract value. Whenever an additional purchase payment is made, the modified purchase payment(s) are increased by the amount of the purchase payment. Whenever a partial surrender is taken, the modified purchase payment(s) are reduced by a partial surrender reduction as described below.

  The partial surrender reduction is equal to: (1) the modified purchase payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the contract value immediately prior to the partial surrender.

  For example, assume your current modified purchase payment is $50,000 and that your current contract value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified purchase payment as follows:

     50,000 X (10,000/55,000) = 9,090

  You new modified purchase payment would be $50,000 — $9,090 = 40,910

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current modified purchase payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified purchase payment as follows:

     50,000 X (10,000/30,000) = 16,666

  Your new modified purchase payment would be 50,000 — 16,666 = $33,334

  25

  Payment of Proceeds

  We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

  Nonqualified Contracts

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	unless. . .	Mandatory Payout Rules Apply*
Owner (who is not the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the contract rather than receive the distribution.	Yes
Owner (who is the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the new owner rather than receive the distribution.	Yes
Non-spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes
Non-spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes
Spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the spouse elects to continue the Contract.	Yes
Spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the spouse elects to continue the contract.

		A spouse who is not the beneficiary may decline to receive the proceeds and instruct the Company to pay the beneficiary, who may elect to continue the Contract.	Yes
Annuitant (who is not the contract owner)	The beneficiary (ies), or if none, to the contract owner.	Unless, where there is no contingent annuitant, the beneficiary elects to continue the contract rather than receive the distribution.

		Or unless, there is a contingent annuitant. Then, the contingent annuitant becomes the annuitant and the contract continues in effect (generally using the original maturity date). The proceeds will then be paid upon the death of the contingent annuitant or owner.	Yes

  26

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	Unless. . .	Mandatory Payout Rules Apply*
Annuitant (who is the contract owner)	See death of “owner who is the annuitant” above.		Yes
Annuitant (where owner is a nonnatural person/trust)	The beneficiary (ies) (e.g. the trust) or if none, to the owner.		Yes (Death of annuitant is treated as death of the owner in these circumstances.)
Contingent Annuitant (assuming annuitant is still alive)	No death proceeds are payable; contract continues.		N/A
Beneficiary	No death proceeds are payable; contract continues.		N/A
Contingent Beneficiary	No death proceeds are payable; contract continues.		N/A

  ______________

*	Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary’s life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. If mandatory distributions have begun, the 5 year payout option is not available.

  Spousal Contract Continuance (Subject to Availability — Does Not Apply if a Non-Spouse is a Joint Owner)

  Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the annuitant and your spouse elects to continue the Contract, your spouse will be named the annuitant as of the death report date.

  If your spouse elects to continue the Contract as contract owner, the death benefit will be calculated as of the death report date. If the contract value is less than the calculated death benefit, the contract value will be increased to equal the death benefit. This amount is referred to as the adjusted contract value. Any difference between the contract value and the adjusted contract value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the death report date.

  All Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse’s age on the death report date as if your spouse had purchased the Contract with the adjusted contract value on the death report date. This spousal contract continuance is available only once for each Contract. There is no charge to elect this option.

  Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries)

  If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the death report date, (more than $1,000,000 is subject to home office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum.

  If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the death report date. The initial contract value of the continued contract (the “adjusted contract value”) will equal the greater of the contract value or the death benefit calculated on the death report date and will be allocated to the funding options in the same proportion as prior to the death report date.

  27

  The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

      transfer ownership
      take a loan
      make additional purchase payments

  The beneficiary may also name his/her own beneficiary (“succeeding beneficiary”) and has the right to take withdrawals at any time after the death report date. All other fees and charges applicable to the original Contract will also apply to the continued Contract. The E.S.P. option is not available to a beneficiary who continues the Contract under this provision. All benefits and features of the continued contract will be based on the beneficiary’s age on the death report date as if the beneficiary had purchased the Contract with the adjusted contract value on the death report date. There is no charge to elect this option.

  Death Proceeds after the Maturity Date

  If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

  THE ANNUITY PERIOD

  Maturity Date

  Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income payouts (annuity options) or elect a lump sum distribution. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before we make annuity payments. Not all options may be available in all states.

  You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the maturity date will be the annuitant’s 90th birthday or ten years after the effective date of the Contract, if later. (For Contracts issued in Florida and New York, the maturity date you elect may not be later than the annuitant’s 90th birthday.)

  At least 30 days before the original maturity date, you may elect to extend the maturity date to any time prior to the annuitant’s 90th birthday or to a later date with our consent. You may use certain annuity options taken at the maturity date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with certain qualified Contracts upon either the later of the contract owner’s attainment of age 701/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

  Allocation of Annuity

  You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See “Transfers.”)

  28

  Variable Annuity

  You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

  Determination of First Annuity Payment. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the contract value as of 14 days before the date annuity payments begin, less any applicable premium taxes not previously deducted.

  The amount of your first monthly payment depends on the annuity option you elected and the annuitant’s adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor. We call this your net investment rate. For example, a net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payments will decrease. However, if the annualized investment performance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

  Determination of Second and Subsequent Annuity Payments. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

  Fixed Annuity

  You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under “Variable Annuity,” except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

  PAYMENT OPTIONS

  Election of Options

  While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

  During the annuitant’s lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

  The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals.

  On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

  29

  Annuity Options

  Subject to the conditions described in “Election of Options” above, we may pay all or any part of the contract value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

  Option 1 — Life Annuity — No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

  Option 2 — Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

  Option 3 — Joint and Last Survivor Life Annuity — No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

  Option 4 — Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

  Option 5 — Payment for a Fixed Period. The Company will make monthly payments for the period selected.

  Variable Liquidity Benefit

  This benefit is only offered with Variable Annuity Options (as described in the Settlement Provisions of the Contract) for Fixed Period Option only payments, without Life Contingency.

  At any time after annuitization and before death, the contract owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments and (B) equals a surrender charge not to exceed the maximum surrender charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is the Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

  MISCELLANEOUS CONTRACT PROVISIONS

  Right to Return

  You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the “right to return period”). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

  If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, we will refund your purchase payment in full; during the remainder of the right to return period, we will refund the contract value (including charges).

  We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

  30

  Termination

  You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000 and you have not made purchase payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

  Required Reports

  As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

  Suspension of Payments

  The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (“the Exchange”) is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account’s net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

  THE SEPARATE ACCOUNTS

  The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002, respectively. Both TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

  We hold the assets of TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

  All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

  Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called “mixed” and “shared” funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable funding option’s Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

  31

  Performance Information

  From time to time, we may advertise several types of historical performance for the Contract’s variable funding options. We may advertise the “standardized average annual total returns” of the variable funding option, calculated in a manner prescribed by the SEC, and the “nonstandardized total return,” as described below. Specific examples of the performance information appear in the SAI.

  Standardized Method. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold.

  Nonstandardized Method. We calculate nonstandardized “total returns” in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

  For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  General. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. (“NASD”), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor’s (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International’s EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

  FEDERAL TAX CONSIDERATIONS

  The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

  Non-Resident Aliens

  Distributions to non-resident aliens (“NRAs”) are subject to special tax and withholding rules under the Code. In addition, annuity payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

  General Taxation of Annuities

  Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

  Tax-Free Exchanges: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity Contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity Contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

  32

  Types of Contracts: Qualified or Nonqualified

  If you purchase an annuity Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a qualified Contract. Some examples of qualified Contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as nonqualified.

  Nonqualified Annuity Contracts

  As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs — either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

  If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

  If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See “Penalty Tax for Premature Distributions” below.) There is income in the Contract to the extent the contract value exceeds your investment in the Contract. The investment in the Contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have consequences in the year taken.

  The Contract provides one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase price or contract value. It is possible that the IRS may take a position that the charges for the optional enhanced death benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such an optional death benefit should be treated as a taxable withdrawal, you should consult your tax adviser before selecting any rider or endorsement to the Contract.

  Federal tax law requires that nonqualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

  Puerto Rico Tax Considerations

  The Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”) taxes distributions from nonqualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. Similarly, the amount of income on annuity distributions (payable over your lifetime) is calculated differently. Since Puerto Rico residents are also subject to U.S. tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes, an individual may not get full credit because of the timing differences. You should consult with a

  33

  personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or a proposed distribution.

  Qualified Annuity Contracts

  Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other qualified Contracts. There are special rules which govern the taxation of qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

  Note to participants in qualified plans including 401, 403(b), 457 as well as IRA owners: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state’s income tax laws. Please consult your employer or tax advisor regarding this issue.

  Penalty Tax for Premature Distributions

  For both qualified and nonqualified contracts, taxable distributions taken before the contract owner has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans. This is in addition to any penalites which may apply under your Contract.

  Diversification Requirements for Variable Annuities

  The Code requires that any nonqualified variable annuity Contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract owner of tax deferred treatment. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

  Ownership of the Investments

  In certain circumstances, owners of variable annuity Contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

  Mandatory Distributions For Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement.

  Minimum Distributions For Beneficiaries When a death benefit becomes due upon the death of the owner and/or annuitant, minimum distributions may be taken over the life expectancy of the beneficiary not less than annually within one year from the date of death or the funds remaining in the Contract must be completely withdrawn within five years from the date of death.

  34

  Taxation of Death Benefit Proceeds

  Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

  OTHER INFORMATION

  The Insurance Companies

  Please refer to your Contract to determine which Company issued your Contract.

  The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  Financial Statements

  The financial statements for the Company are located in the Statement of Additional Information. Since the Separate Accounts are newly established, there are no financial statements for this account.

  Distribution of Variable Annuity Contracts

  We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

  Up-front compensation paid to sales representatives will not exceed 8% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

  Conformity with State and Federal Laws

  The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

  Voting Rights

  The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from contract owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting

  35

  instructions, a summary of that action and the reasons for such action would be included in the next annual report to contract owners.

  Legal Proceedings and Opinions

  Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

  There are no pending legal proceedings affecting either Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse effect on the ability of either Company to meet its obligations under the applicable Contract.

  36

  APPENDIX A

  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

  Copies of the Statement of Additional Information dated February ___, 2003 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-______, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-______.

Name:
Address:

  A-1

L-	February, 2003

  PART B

  Information Required in a Statement of Additional Information

  VINTAGE ACCESS

  STATEMENT OF ADDITIONAL INFORMATION

  dated

  February 6 , 2003

  for

  TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002

  ISSUED BY

  THE TRAVELERS INSURANCE COMPANY

  This Statement of Additional Information (“SAI”) is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated February 6, 2003. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Investor Services, One City Place, Hartford, Connecticut 06199-0026, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

THE INSURANCE COMPANY	2
PRINCIPAL UNDERWRITER	2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT	2
VALUATION OF ASSETS	2
PERFORMANCE INFORMATION	3
FEDERAL TAX CONSIDERATIONS	11
INDEPENDENT ACCOUNTANTS	14
FINANCIAL STATEMENTS	F1
  1

  THE INSURANCE COMPANY

  The Travelers Insurance Company (“TIC”) is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup, Inc. The Company’s Home Office is located at One City Place, Hartford, CT 06199.

  Citigroup, Inc., is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup’s activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

  State Regulation. The Company is subject to the laws of the State of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the State of Connecticut (the “Commissioner”). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company’s books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

  The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

  The Separate Account. TIC Variable Annuity Separate Account 2002 meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of each Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

  PRINCIPAL UNDERWRITER

  Travelers Distribution LLC (“TDLLC”) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC’s principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Accounts.

  DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

  Under the terms of the Distribution and Principal Underwriting Agreement among TIC Variable Annuity Separate Account 2002, TDLLC and TIC, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

  VALUATION OF ASSETS

  Funding Options: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  2

  Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

  Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by “marking to market” (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) “Marking to market” takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

  The Contract Value: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

                (a) = investment income plus capital gains and losses (whether realized or unrealized);

                (b) = any deduction for applicable taxes (presently zero); and

                (c) = the value of the assets of the funding option at the beginning of the valuation period.

  The gross investment rate may be either positive or negative. A Funding Option’s investment income includes any distribution whose ex-dividend date occurs during the valuation period.

  Accumulation Unit Value. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

  Annuity Unit Value. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

  PERFORMANCE INFORMATION

  From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the “standardized average annual total returns” of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the “nonstandardized total returns,” as described below:

  STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the “since inception” total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with any applicable withdrawal charge deducted at that time.

  3

  NONSTANDARDIZED METHOD. Nonstandardized “total returns” will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

  For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  Since this separate account is newly established, there is no standardized performance. Average annual total returns for each of the Funding Options computed according to the nonstandardized methods for the period ending December 31, 2001 are set forth in the following tables.

  4

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01

		Cumulative Returns

STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-14.18%	-14.18%	-8.28%	44.72%	—
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	-1.45%	-1.45%	—	—	—
Alliance Premier Growth Portfolio - Class B*	-18.81%	-18.81%	-13.42%	66.09%	—
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	-15.89%	-15.89%	12.07%	—	—
American Funds Growth Fund-Class 2*	-19.76%	-19.76%	27.91%	117.70%	288.04%
American Funds Growth-Income Fund-Class 2*	0.62%	0.62%	17.06%	68.07%	199.04%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	5.07%	5.07%	6.82%	21.31%	—
Franklin Small Cap Fund - Class 2*	-16.81%	-16.81%	16.75%	—	—
Templeton Foreign Securities Fund - Class 2*	-17.55%	-17.55%	-4.85%	14.28%	-
Greenwich Street Series Fund
Appreciation Portfolio – Class I	-5.75%	-5.75%	2.85%	49.78%	140.65%
Equity Index Portfolio - Class II	-13.98%	-13.98%	-10.07%	48.69%	182.22%
Fundamental Value Portfolio – Class I	-7.02%	-7.02%	32.04%	57.01%	—
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-40.71%	-40.71%	-12.20%	29.01%	—
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-21.55%	-21.55%	9.41%	—	—
Putnam VT Small Cap Value Fund - Class IB Shares*	17.33%	17.33%	—	—	—
Putnam VT Voyager II Fund - Class IB Shares*	-30.82%	-30.82%	—	—	—
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	0.03%	0.03%	39.17%	—	—
Investors Fund – Class I	-5.91%	-5.91%	13.49%	—	—
Small Cap Growth Fund – Class I	-8.93%	-8.93%	-	—	—
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	-16.11%	-16.11%	—	—	—
Smith Barney Premier Selection All Cap Growth Portfolio	-15.84%	-15.84%	—	—	—
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	-8.33%	-8.33%	1.16%	45.00%	—
Large Cap Portfolio (Fidelity)	-18.85%	-18.85%	-13.51%	39.50%	—
MFS Emerging Growth Portfolio	-37.36%	-37.36%	-14.76%	33.64%	—
MFS Research Portfolio	-23.88%	-23.88%	-14.33%	—	—
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-25.17%	-25.17%	-7.63%	17.03%	—
Alliance Growth Portfolio	-14.95%	-14.95%	-11.35%	42.24%	—
Smith Barney Aggressive Growth Portfolio	-5.84%	-5.84%	—	—	—
Smith Barney International All Cap Growth Portfolio	-32.57%	-32.57%	-16.56%	-11.58%	—
Smith Barney Large Cap Growth Portfolio	-14.13%	-14.13%	1.05%	—	—
Smith Barney Large Cap Value Portfolio	-9.93%	-9.93%	-1.18%	33.04%	—
Smith Barney Mid Cap Core Portfolio	-11.65%	-11.65%	—	—	—
Van Kampen Enterprise Portfolio	-22.86%	-22.86%	-20.42%	22.92%	—
  5

		Cumulative Returns

STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	-32.93%	-32.93%	19.35%	91.89%	—
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	-17.77%	-17.77%	19.48%	—	—
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-14.15%	-14.15%	-4.55%	47.73%	—
Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	-5.30%	-5.30%	44.80%	—	—
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	1.32%	1.32%	2.35%	14.05%	50.88%
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	6.83%	6.83%	12.80%	—	—
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-5.52%	-5.52%	-13.95%	-4.45%	—
Travelers Managed Income Portfolio	4.84%	4.84%	10.51%	23.25%	—
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	-1.84%	-1.84%	13.25%	47.70%	—
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio	1.58%	1.58%	8.34%	14.80%	—
Smith Barney Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of the fund.
  6

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Average Annual Returns

STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-2.84%	7.67%	—	11.32%	5/5/93
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	—	—	—	4.17%	6/1/99
Alliance Premier Growth Portfolio - Class B*	-4.69%	10.67%	—	13.78%	6/26/92
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	3.72%	—	—	9.25%	4/30/97
American Funds Growth Fund-Class 2*	8.42%	16.37%	14.23%	13.08%	2/8/84
American Funds Growth-Income Fund-Class 2*	5.08%	10.65%	11.06%	11.88%	2/28/85
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	2.22%	3.94%	—	4.47%	11/8/96
Franklin Small Cap Fund - Class 2*	5.27%	—	—	1.69%	5/1/98
Templeton Foreign Securities Fund - Class 2*	-1.49%	2.69%	—	7.63%	5/1/92
Greenwich Street Series Fund
Appreciation Portfolio – Class I	0.77%	8.23%	8.90%	9.20%	10/16/91
Equity Index Portfolio - Class II	-3.47%	8.25%	10.92%	11.87%	11/30/91
Fundamental Value Portfolio – Class I	9.62%	9.25%	—	12.30%	12/3/93
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-4.22%	5.07%	—	10.42%	9/13/93
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	3.04%	—	—	7.70%	1/2/97
Putnam VT Small Cap Value Fund - Class IB Shares*	—	—	—	15.31%	4/30/99
Putnam VT Voyager II Fund - Class IB Shares*	—	—	—	-42.89%	9/28/00
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	11.64%	—	—	13.19%	2/17/98
Investors Fund – Class I	4.30%	—	—	5.60%	2/17/98
Small Cap Growth Fund – Class I	—	—	—	11.47%	11/1/99
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	—	—	—	-3.47%	9/14/99
Smith Barney Premier Selection All Cap Growth Portfolio	—	—	—	6.08%	9/14/99
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	0.38%	7.71%	—	9.32%	8/30/96
Large Cap Portfolio (Fidelity)	-4.72%	6.88%	—	8.82%	8/30/96
MFS Emerging Growth Portfolio	-5.18%	5.97%	—	6.62%	8/30/96
MFS Research Portfolio	-5.02%	—	—	-2.91%	3/23/98
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-2.61%	3.19%	—	3.81%	10/10/95
Alliance Growth Portfolio	-3.93%	7.30%	—	12.90%	6/20/94
Smith Barney Aggressive Growth Portfolio	—	—	—	12.49%	11/1/99
Smith Barney International All Cap Growth Portfolio	-6.05%	-2.64%	—	0.35%	6/20/94
Smith Barney Large Cap Growth Portfolio	0.25%	—	—	5.98%	5/1/98
Smith Barney Large Cap Value Portfolio	-0.61%	5.36%	—	9.26%	6/20/94
Smith Barney Mid Cap Core Portfolio	—	—	—	8.45%	11/1/99
Van Kampen Enterprise Portfolio	-7.32%	4.21%	—	9.56%	6/21/94
  7

	Average Annual Returns

STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	5.82%	13.59%	—	15.24%	7/3/95
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	5.93%	—	—	4.45%	2/7/97
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-1.54%	8.11%	—	13.74%	1/31/95
Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	13.12%	—	—	14.02%	12/29/98
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	61.00%	2.44%	3.83%	3.85%	10/16/91
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	4.09%	—	—	4.72%	12/31/97
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-4.93%	-1.09%	—	2.56%	6/22/94
Travelers Managed Income Portfolio	3.15%	4.03%	—	4.25%	6/28/94
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	4.23%	8.11%	—	9.62	6/20/94
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio	2.70%	2.80%	—	2.81%	6/20/94
Smith Barney Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of the fund.

  8

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Calendar Year Returns

STOCK ACCOUNTS	2001	2000	1999

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-16.21%	27.53%	29.95%
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	11.80%	—	—
Alliance Premier Growth Portfolio - Class B*	-18.10%	30.06%	45.63%
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	-19.95%	66.85%	26.28%
American Funds Growth Fund-Class 2*	2.52%	54.25%	32.85%
American Funds Growth-Income Fund-Class 2*	6.05%	9.05%	15.83%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	11.18%	-8.55%	-1.75%
Franklin Small Cap Fund - Class 2*	-18.06%	71.18%	-
Templeton Foreign Securities Fund - Class 2*	-4.16%	20.97%	7.00%
Greenwich Street Series Fund
Appreciation Portfolio – Class I	-2.23%	11.05%	16.95%
Equity Index Portfolio - Class II	-10.98%	17.43%	26.24%
Fundamental Value Portfolio – Class I	18.28%	19.79%	3.04%
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-33.03%	121.28%	31.80%
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-11.26%	57.17%	16.30%
Putnam VT Small Cap Value Fund - Class IB Shares*	22.19%	—	—
Putnam VT Voyager II Fund - Class IB Shares*	—	—	—
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	16.08%	19.85%	—
Investors Fund – Class I	13.14%	6.61%	—
Small Cap Growth Fund – Class I	14.61%	—	—
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	-6.91%	—	—
Smith Barney Premier Selection All Cap Growth Portfolio	15.85%	—	—
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	7.14%	3.00%	10.35%
Large Cap Portfolio (Fidelity)	-16.04%	26.95%	33.08%
MFS Emerging Growth Portfolio	-21.59%	73.54%	31.85%
MFS Research Portfolio	-7.30%	21.41%	—
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-12.04%	40.34%	15.07%
Alliance Growth Portfolio	-19.72%	29.83%	26.69%
Smith Barney Aggressive Growth Portfolio	13.61%	—	—
Smith Barney International All Cap Growth Portfolio	-25.35%	64.05%	4.28%
Smith Barney Large Cap Growth Portfolio	-8.65%	28.45%	—
Smith Barney Large Cap Value Portfolio	11.03%	-1.82%	7.68%
Smith Barney Mid Cap Core Portfolio	15.75%	—	—
Van Kampen Enterprise Portfolio	-22.71%	-16.38%	23.38%
Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	15.75%	—	—
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	7.02%	35.08%	-5.57%
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-13.98%	-8.60%	21.64%

  9

	Calendar Year Returns
STOCK ACCOUNTS	2001	2000	1999

Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	4.58%	46.22%	—
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	1.06%	-0.65%	4.01%
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	8.18%	-2.40%	6.64%
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-9.73%	0.72%	-1.38%
Travelers Managed Income Portfolio	6.01%	-1.02%	3.04%
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	14.51%	0.75%	9.62%
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio
Smith Barney Money Market Portfolio - 7 Day Yield

  The inception date is the date that the underlying fund commenced operations. *These funds offer multiple classes of shares. The performance above may reflect the fees and performance of another class of the same fund for periods before the current class existed. If the current class’s 12b-1 fee and other expenses were higher, the performance shown would be lower. They may not be available in every jurisdiction.

  10

  FEDERAL TAX CONSIDERATIONS

  The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

  Mandatory Distributions for Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 70½ or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70½ regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the contract owner or the annuitant.

  Nonqualified Annuity Contracts

  Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other “look-through” entity which owns for an individuals’s benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986.

  If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

  In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special values apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

  11

  Individual Retirement Annuities

  To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The limit is $3,000 for calendar years 2002 – 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

  The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

  SIMPLE Plan IRA Form

  Effective January 1, 1997, employers may establish a savings incentive match plan for employees (“SIMPLE plan”) under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

  Roth IRAs

  Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA’s), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a “traditional” IRA to a Roth IRA will be subject to taxation and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

  Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59½, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

  Qualified Pension and Profit-Sharing Plans

  Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant’s “investment in the contract” is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

  12

  The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000. The limit on employee salary reduction deferrals (commonly referred to as “401(k) contributions”) increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2005. The $15,000 annual limit will be indexed for inflation after 2005.

  Section 403(b) Plans

  Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, etc.)

  Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59½, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Federal Income Tax Withholding

  The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

  1.   Eligible Rollover Distribution from Section 403(b) Plans or Arrangements, from Qualified Pension and Profit-Sharing Plans, or from 457 Plans Sponsored by Governmental Entities

  There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a)	a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b)	a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c)	a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70½ or as otherwise required by law, or

(d)	the distribution is a hardship distribution.

  A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2.   Other Non-Periodic Distributions (full or partial redemptions)

  To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3.   Periodic Distributions (distributions payable over a period greater than one year)

  The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by

  13

  providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2002, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,360 or less per year, will generally be exempt from periodic withholding.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

  Independent Auditors

  KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the account’s financial statements. However, since TIC Variable Separate Account 2002 is newly established, there are no financial statements for this account.

  The consolidated financial statements and schedules of The Travelers Insurance Company as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2001 consolidated financial statements and schedules of The Travelers Insurance Company refer to changes in accounting for derivative instruments and hedging activities and for securitized financial assets.

  14

  PORTFOLIO ARCHITECT ACCESS

  STATEMENT OF ADDITIONAL INFORMATION

  dated

  February 6, 2003

  for

  TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002

  ISSUED BY

  THE TRAVELERS INSURANCE COMPANY

  This Statement of Additional Information (“SAI”) is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated February 6, 2003. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Investor Services, P.O. Box 990026, Hartford, Connecticut 06199-0026, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

THE INSURANCE COMPANY	2
PRINCIPAL UNDERWRITER	2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT	2
VALUATION OF ASSETS	2
PERFORMANCE INFORMATION	3
FEDERAL TAX CONSIDERATIONS	12
INDEPENDENT ACCOUNTANTS	15
FINANCIAL STATEMENTS	F1
  1

  THE INSURANCE COMPANY

  The Travelers Insurance Company (“TIC”) is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup, Inc. The Company’s Home Office is located at One Cityplace, Hartford, CT 06199.

  Citigroup, Inc., is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup’s activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

  State Regulation. The Company is subject to the laws of the State of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the State of Connecticut (the “Commissioner”). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company’s books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

  The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

  The Separate Account. TIC Variable Annuity Separate Account 2002 meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

  PRINCIPAL UNDERWRITER

  Travelers Distribution LLC (“TDLLC”) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC’s principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Account.

  DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

  Under the terms of the Distribution and Principal Underwriting Agreement among TIC Variable Annuity Separate Account 2002, TDLLC and TLAC, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

  VALUATION OF ASSETS

  Funding Options: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

  2

  Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by “marking to market” (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) “Marking to market” takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

  The Contract Value: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

                (a) = investment income plus capital gains and losses (whether realized or unrealized);

                (b) = any deduction for applicable taxes (presently zero); and

                (c) = the value of the assets of the funding option at the beginning of the valuation period.

  The gross investment rate may be either positive or negative. A Funding Option’s investment income includes any distribution whose ex-dividend date occurs during the valuation period.

  Accumulation Unit Value. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

  Annuity Unit Value. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

  PERFORMANCE INFORMATION

  From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the “standardized average annual total returns” of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the “nonstandardized total returns,” as described below:

  STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the “since inception” total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with any applicable withdrawal charge deducted at that time.

  NONSTANDARDIZED METHOD. Nonstandardized “total returns” will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

  For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period

  3

  quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  Since this separate account is newly established, there is no standardized performance. Average annual total returns for each of the Funding Options computed according to the nonstandardized methods for the period ending December 31, 2001 are set forth in the following tables.

  4

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01

		Cumulative Returns

STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-14.18%	-14.18%	-8.28%	44.72%	—
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-18.93%	-18.93%	-14.07%	64.03%	—
Capital Appreciation Fund	-27.45%	-27.45%	-16.45%	64.77%	238.42%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	-11.31%	-11.31%	6.14%	—	—
Delaware VIP Trust
VIP REIT Series – Standard Class	6.78%	6.78%	31.65%	—	—
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-10.98%	-10.98%	-5.00%	52.78%	—
Small Cap Portfolio – Initial Shares
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	5.07%	5.07%	6.82%	21.31%	—
Templeton Growth Securities Fund - Class 2	-3.13%	-3.13%	14.47%	13.95%	—
Greenwich Street Series Fund
Emerging Growth Fund– Class I	-7.06%	-7.06%	139.36%	236.80	—
Equity Index Portfolio - Class II	-13.98%	-13.98%	-10.07%	48.69%	182.22%
Growth and Income Fund – Class I	-21.38%	-21.38%	-38.58%	-23.89%	36.38%
Janus Aspen Series
Balanced Portfolio - Service Shares	-6.66%	-6.66%	12.47%	77.71%	—
Global Life Sciences Portfolio – Service Shares	-18.29%	-18.29%	—	—	—
Global Technology Portfolio – Service Shares	-38.48%	-38.48%	—	—	—
Worldwide Growth Portfolio – Service Shares*	-24.05%	-24.05%	1.13%	53.48%	—
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-21.55%	-21.55%	9.41%	—	—
Putnam VT Small Cap Value Fund - Class IB Shares*	17.33%	17.33%	—	—	—
Putnam VT Voyager II Fund - Class IB Shares*	-30.82%	-30.82%	—	—	—
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	0.03%	0.03%	39.17%	—	—
Investors Fund – Class I	-5.91%	-5.91%	13.49%	—	—
Small Cap Growth Fund – Class I	-8.93%	-8.93%	—	—	—
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	-5.79%	-5.79%	20.14%	—	-
Equity Income Portfolio (Fidelity)	-8.33%	-8.33%	1.16%	45.00%	—
Federated High Yield Portfolio	0.07%	0.07%	-8.68%	6.35%
Federated Stock Portfolio	-0.20	$0.20%	5.14%	58.60%
Large Cap Portfolio (Fidelity)	-18.85%	-18.85%	-13.51%	39.50%	—
Lazard International Stock Portfolio	-27.55%	-27.55%	-24.70%	-11.37%
MFS Emerging Growth Portfolio	-37.36%	-37.36%	-14.76%	33.64%	—
MFS Mid Cap Growth Portfolio	-25.08%	-25.08%	29.65%	—	-
MFS Research Portfolio	-23.88%	-23.88%	-14.33%	—	—
Travelers Quality Bond Portfolio	5.16%	5.16%	9.59%	22.76%
  5

		Cumulative Returns

STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-25.17%	-25.17%	-7.63%	17.03%	—
Alliance Growth Portfolio	-14.95%	-14.95%	-11.35%	42.24%	—
Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	-4.59%	-4.59%	—	—
Van Kampen LIT Enterprise Portfolio- Class II	-22.09%	-22.09%	-19.42%	26.82%	123.73%
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio – Service Class	-14.08%	-14.08%	-4.23%	48.80%	—
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio – Service Class 2	-28.08%	-28.08%	—	—	—
Fidelity VIP Mid Cap Portfolio – Service Class 2*	-5.30%	-5.30%	44.80%	—	—
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	6.83%	6.83%	12.80%	—	—
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	2.57%	2.57%	0.06%	5.06%	—
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	-1.84%	-1.84%	13.25%	47.70%	—
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	1.87%	1.87%	9.45%	16.39%	24.93%
Money Market Portfolio - 7 Day Yield	0.36 This yield quotation more closely reflects the current earnings of this fund.
  6

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Average Annual Returns

STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-2.84%	7.67%	—	11.32%	5/5/1993
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-4.92%	10.40%	—	13.49%	6/26/1992
Capital Appreciation Fund	-5.70%	10.50%	12.95%	8.55%	5/16/1983
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	2.00%	—	—	-3.31%	12/31/1997
Delaware VIP Trust
VIP REIT Series – Standard Class	9.59%	—	—	4.73%	5/6/1998
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-1.69%	8.84%	—	11.69%	4/5/1993
Small Cap Portfolio – Initial Shares	7.41%	6.14%	19.12%	26.90%	8/31/1990
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	2.22%	3.94%	—	4.47%	11/8/1996
Templeton Growth Securities Fund - Class 2	4.60%	2.64%	—	5.56%	3/15/1994
Greenwich Street Series Fund
Emerging Growth Fund– Class I	33.73%	27.47%	-	22.16%	12/3/1993
Equity Index Portfolio - Class II	-3.47%	8.25%	10.92%	11.87%	11/30/1991
Growth and Income Fund – Class I	-14.98%	-5.31%	3.15%	3.19%	10/16/1991
Janus Aspen Series
Balanced Portfolio - Service Shares	3.99%	12.18%	—	12.30%	9/13/1993
Global Life Sciences Portfolio – Service Shares	—	—	—	-13.84%	1/18/2000
Global Technology Portfolio – Service Shares	—	—	—	-37.58%	1/18/2000
Worldwide Growth Portfolio – Service Shares*	0.37%	8.94%	—	13.54%	9/13/1993
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	3.04%	—	—	7.70%	1/2/1997
Putnam VT Small Cap Value Fund - Class IB Shares*	—	—	—	15.31	4/30/1999
Putnam VT Voyager II Fund - Class IB Shares*	——	—	—	-42.89%	9/28/2000
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	11.64%	—	—	13.19%	2/17/1998
Investors Fund – Class I	4.30%	—	—	5.60%	2/17/1998
Small Cap Growth Fund – Class I	—	—	—	11.47%	11/1/1999
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	6.30%	—	—	13.53%	4/1/1997
Equity Income Portfolio (Fidelity)	0.38%	7.71%	—	9.32%	8/30/1996
Federated High Yield Portfolio	-2.98%	1.24%	—	2.44%	8/30/1996
Federated Stock Portfolio	1.68%	9.66%	—	11.31%	8/30/1996
Large Cap Portfolio (Fidelity)	-4.72%	6.88%	—	8.82%	8/30/1996
Lazard International Stock Portfolio	-9.02%	-2.38%	—	-0.97%	8/1/1996
MFS Emerging Growth Portfolio	-5.18%	5.97%	—	6.62%	8/30/1996
MFS Mid Cap Growth Portfolio	9.03%	—	—	6.87%	3/23/1998
MFS Research Portfolio	-5.02%	—	—	-2.91%	3/23/1998
Travelers Quality Bond Portfolio	3.10%	4.18%	—	4.47%	8/30/1996
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-2.61%	3.19%	—	3.81%	10/10/1995
Alliance Growth Portfolio	-3.93%	7.30%	—	12.90%	6/20/1994
Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	—	—	—	4.77%	5/1/1999
Van Kampen LIT Enterprise Portfolio- Class II	-6.94%	4.86%	8.38%	7.74%	4/7/1986
  7

	Average Annual Returns

STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio – Service Class	-1.54%	8.11%	—	13.74%	1/31/1995
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio – Service Class 2	—	—	—	-31.91%	9/26/2000
Fidelity VIP Mid Cap Portfolio – Service Class 2	13.12%	—	—	14.02%	12/29/1998
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	4.09%	—	—	4.72%	12/31/1997
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	0.02%	0.99%	—	3.55%	6/20/1994
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	4.23%	8.11%	—	9.62%	6/20/1994
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	3.05%	3.08%	2.25%	3.14%	12/31/1987
Money Market Portfolio – 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of this fund.
  8

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Calendar Year Returns

STOCK ACCOUNTS	2001	2000	1999

Capital Appreciation Fund	-23.31%	50.71%	58.68%
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-16.21%	27.53%	29.95%
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-18.10%	30.06	45.63%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	-32.80%	78.10%	-17.65%
Delaware VIP Trust
VIP REIT Series – Standard Class	28.96%	-4.40%	-
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-2.46%	9.42%	27.92%
Small Cap Portfolio – Initial Shares	11.25%	20.90%	-5.14%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	11.18%	-8.55%	-1.75%
Templeton Growth Securities Fund - Class 2	-0.38%	18.63%	-10.66%
Greenwich Street Series Fund
Emerging Growth Fund– Class I	27.25%	102.40%	34.50%
Equity Index Portfolio - Class II	-10.98%	17.43%	26.24%
Growth and Income Fund – Class I	-25.75%	5.22%	10.09%
Janus Aspen Series
Balanced Portfolio - Service Shares	-3.17%	24.43%	31.82%
Global Life Sciences Portfolio – Service Shares	-	-	-
Global Technology Portfolio – Service Shares	-	-	-
Worldwide Growth Portfolio – Service Shares*	-	-	-
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-11.26%	57.17%	16.30%
Putnam VT Small Cap Value Fund - Class IB Shares*	22.19%	-	-
Putnam VT Voyager II Fund - Class IB Shares*	-	-	-
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	16.08%	19.85%	-
Investors Fund – Class I	13.14%	6.61%	-
Small Cap Growth Fund – Class I	14.61%	-	-
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	14.49%	11.39%	14.78%
Equity Income Portfolio (Fidelity)	7.14%	3.00%	10.35%
Federated High Yield Portfolio	-9.38%	1.21%	2.80%
Federated Stock Portfolio	1.88%	3.41%	15.68%
Large Cap Portfolio (Fidelity)	-16.04%	26.95%	33.08%
Lazard International Stock Portfolio	-13.01%	19.48%	10.59%
MFS Emerging Growth Portfolio	-21.59%	73.54%	31.85%
MFS Mid Cap Growth Portfolio	7.36%	61.18%	-
MFS Research Portfolio	-7.30%	21.41%	-
Travelers Quality Bond Portfolio	5.02%	0.76%	6.50%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-12.04%	40.34%	15.07%
Alliance Growth Portfolio	-19.72%	29.83%	26.69%
Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	27.20%	-	-
Van Kampen LIT Enterprise Portfolio- Class II	-16.29%	23.55%	22.67%
  9

	Calendar Year Returns

STOCK ACCOUNTS	2001	2000	1999

Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-8.53%	21.87%	27.56%
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	-	-	-
Fidelity VIP Mid Cap Portfolio - Service Class 2*	4.58%	46.22%	-
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	8.18%	-2.40%	6.64%
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	%	-9.60%	0.50%
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	14.51%	0.75%	9.62%
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	4.26%	3.05%	3.12%
Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of this fund

  The inception date is the date that the underlying fund commenced operations. *These funds offer multiple classes of shares. The performance above may reflect the fees and performance of another class of the same fund for periods before the current class existed. If the current class’s 12b-1 fee and other expenses were higher, the performance shown would be lower. They may not be available in every jurisdiction.

  10

  FEDERAL TAX CONSIDERATIONS

  The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

  Mandatory Distributions for Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 70½ or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70½ regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the contract owner or the annuitant.

  Nonqualified Annuity Contracts

  Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other “look-through” entity which owns for an individuals’s benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986.

  If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

  In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special values apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

  Individual Retirement Annuities

  To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The limit is $3,000 for calendar years 2002 – 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. There are certain limits on the deductible amount based on the adjusted gross

  11

  income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

  The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

  SIMPLE Plan IRA Form

  Effective January 1, 1997, employers may establish a savings incentive match plan for employees (“SIMPLE plan”) under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

  Roth IRAs

  Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA’s), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a “traditional” IRA to a Roth IRA will be subject to taxation and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

  Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59½, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

  Qualified Pension and Profit-Sharing Plans

  Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant’s “investment in the contract” is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

  The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000. The limit on employee salary reduction deferrals (commonly referred to as “401(k) contributions”) increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2005. The $15,000 annual limit will be indexed for inflation after 2005.

  Section 403(b) Plans

  Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, etc.)

  12

  Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59½, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Federal Income Tax Withholding

  The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

  1.   Eligible Rollover Distribution from Section 403(b) Plans or Arrangements, from Qualified Pension and Profit-Sharing Plans, or from 457 Plans Sponsored by Governmental Entities

  There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a)   a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b)   a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c)   a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70½ or as otherwise required by law, or

     (d)   the distribution is a hardship distribution.

  A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2.   Other Non-Periodic Distributions (full or partial redemptions)

  To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3.   Periodic Distributions (distributions payable over a period greater than one year)

  The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2002, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,360 or less per year, will generally be exempt from periodic withholding.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

  Independent Auditors

  KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the account’s financial statements. However, since TIC Variable Separate Account 2002 is newly established, there are no financial statements for this account.

  13

  The consolidated financial statements and schedules of The Travelers Insurance Company as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2001 consolidated financial statements and schedules of The Travelers Insurance Company refer to changes in accounting for derivative instruments and hedging activities and for securitized financial assets.

  14

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 10-K

         _X_    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

         ___  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                                   ----------

                         COMMISSION FILE NUMBER 33-33691

                                   ----------

                         THE TRAVELERS INSURANCE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              CONNECTICUT                                  06-0566090
      (State or other jurisdiction of                  (I.R.S. Employer
      incorporation or organization)                   Identification No.)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
               (Address of principal executive offices) (Zip Code)

                                 (860) 277-0111
              (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes _X_                 No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K.

                        Yes _X_                 No ___

At February 28, 2002, there were outstanding 40,000,000 shares of common stock, par value $2.50 per share, of the registrant, all of which were owned by
Travelers Property Casualty Corp. (formerly known as Travelers Insurance Group
Inc.), an indirect wholly owned subsidiary of Citigroup Inc.

                            REDUCED DISCLOSURE FORMAT

The registrant meets the conditions set forth in General Instruction I(1)(a) and
(b) of Form 10-K and is therefore filing this Form with the reduced disclosure format.

DOCUMENTS INCORPORATED BY REFERENCE:  NONE

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

 FORM 10-K
ITEM NUMBER                           PART I                                PAGE
-----------                                                                 ----

     1.     Business.........................................................  2

            A.  General......................................................  2
            B.  Business by Segment

                                     PART II

     5.     Market for Registrant's Common Equity and Related Stockholde
              Matters........................................................  6

     6.     Selected Financial Data..........................................  7

     7.     Management's Discussion and Analysis of Financial Condition

     9.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....................................... 54

                                    PART III

     10.    Directors and Executive Officers of the Registrant............... 54

     11.    Executive Compensation........................................... 54

     12.    Security Ownership of Certain Beneficial Owners and Management... 54

     13.    Certain Relationships and Related Transactions................... 54

                                     PART IV

     14.    Exhibits, Financial Statement Schedules, and Reports on

            Index to Financial Statements and Financial Statement Schedules.. 58

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

                                     PART I

ITEM 1.  BUSINESS.

GENERAL

At December 31, 2001 and 2000 The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), was a wholly owned subsidiary of The
Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of
Citigroup Inc. (Citigroup). On February 4, 2002, TIGI changed its name to
Travelers Property Casualty Corp. (TPC). Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The periodic reports of Citigroup provide additional business and financial information concerning that company and its consolidated subsidiaries. TIC was incorporated in 1863. With $77.9 billion of assets and $510.5 billion of life insurance in force at December 31,
2001, the Company believes that it is one of the largest stock life insurance groups in the United States as measured by these criteria.

TPC has filed a registration statement on Form S-1, relating to an offering of common stock and other securities, with the Securities and Exchange Commission on February 8, 2002. At the time of such offering, it is expected that TIC will no longer be a subsidiary of TPC, but will remain an indirect wholly owned subsidiary of Citigroup. See Note 16 of Notes to Consolidated Financial
Statements.

The Company's two reportable business segments are Travelers Life & Annuity and
Primerica Life Insurance. The primary insurance entities of the Company are TIC and its subsidiary The Travelers Life and Annuity Company (TLAC), included in the Travelers Life & Annuity segment, and Primerica Life Insurance Company
(Primerica Life) and its subsidiaries, Primerica Life Insurance Company of
Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life
Insurance Company (NBL), included in the Primerica Life Insurance segment. The consolidated financial statements include the accounts of the Company on a fully consolidated basis.

BUSINESS BY SEGMENT

TRAVELERS LIFE & ANNUITY

Travelers Life & Annuity (TLA) core offerings include individual annuity, individual life, corporate owned life insurance (COLI) and group annuity insurance products distributed by TIC and The Travelers Life and Annuity Company
(TLAC). Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance transactions. The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues.

Individual fixed and variable annuities are primarily used for retirement funding purposes. Variable annuities permit policyholders to direct retirement funds into a number of separate accounts, which offer differing investment options. Individual payout annuities offer a guaranteed payment stream over a specified period.

Individual life insurance is used to meet estate, business planning and retirement needs and also to provide protection against financial loss due to death.

                                       2

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

Group annuity products, including fixed and variable rate guaranteed investment contracts, which provide a guaranteed return on investment, continue to be a popular investment choice for employer-sponsored retirement and savings plans.
Annuities purchased by employer-sponsored plans fulfill retirement obligations to individual employees. Payout annuities are used for providing structured settlements of certain indemnity claims and making other payments to policyholders over a period of time. Structured finance transactions offer fixed term and rate investment options with policyholder status to domestic and foreign institutional investors. These group annuity products are sold through direct sales and various intermediaries.

TIC is licensed to sell and market its individual products in all 50 states, the
District of Columbia, Puerto Rico, Guam, the Bahamas and the U.S. and British
Virgin Islands.

Individual annuity products are distributed through affiliated channels and non-affiliated channels. The affiliated channels include CitiStreet Retirement
Services LLC (CitiStreet), a joint venture between Citigroup and State Street
Bank; Salomon Smith Barney (SSB); Primerica Financial Services (Primerica); and
Citibank, N.A. (Citibank). The non-affiliated channels primarily include a nationwide network of independent financial professionals and independent wire houses and broker-dealers. CitiStreet is a captive sales organization of personal retirement planning specialists focused primarily on the qualified periodic deferred annuity marketplace. CitiStreet's share of total individual annuity production was 26% in 2001. SSB distributes Travelers Life & Annuity's individual annuities and individual life products, and accounted for 24% of total individual annuity production in 2001. Sales by Primerica and Citibank accounted for 15% and 9% respectively, of total individual annuity premiums and deposits in 2001. The non-affiliated channels accounted for 26% of individual annuity premiums and deposits.

Individual life products are primarily marketed by the independent financial professionals and by SSB, who accounted for 74% and 20%, respectively, of total individual life sales for 2001.

Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company in the form of an indemnity reinsurance arrangement. See Note 2 of Notes to Consolidated
Financial Statements.

The Company operates Tower Square Securities, Inc. (Tower Square Securities),
which is an introducing broker-dealer offering a full line of brokerage services. Tower Square Securities facilitates the sale of individual variable life and annuity insurance products by the independent financial professionals of the Company.

PRIMERICA LIFE INSURANCE

Primerica Life and its subsidiaries, Primerica Life Insurance Company of Canada,
CitiLife and NBL, are the insurance operations of Primerica. Their primary product is individual term life insurance marketed through a sales force composed of approximately 96,000 Personal Financial Analysts. A great majority of the domestic licensed sales force works on a part-time basis. NBL also provides statutory disability benefits and insurance, primarily in New York, as well as direct response student term life insurance nationwide. CitiLife was established in September 2000 to underwrite insurance in Europe. Primerica Life and its subsidiaries together are licensed to sell and market term life insurance in all 50 states, the District of Columbia, Canada, Puerto Rico, Guam, the U.S. Virgin Islands, Northern Mariana Islands and Spain.

                                       3

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

INSURANCE REGULATIONS

INSURANCE REGULATORY INFORMATION SYSTEM

The National Association of Insurance Commissioners (NAIC) Insurance Regulatory
Information System ("IRIS") was developed to help state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has an established "usual range" of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.
Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges for four or more of the ratios. Prior to codification of statutory accounting principles effective in 2001, 15% of the companies included in the IRIS system were expected by the NAIC, in normal years, to be outside the usual range on four or more ratios.

In 2000, four IRIS ratios for TLAC had fallen outside of the usual range due to growth in business volume. For 2000, the regulators have been satisfied upon follow-up that there was no solvency problem. In 2001, the same four IRIS ratios have fallen outside of the usual range and management believes that the resolution in the current year would be the same, however no assurances at this time can be given that such resolution will be the same as in prior years. This statement is a forward-looking statement within the meaning of the Private
Securities Litigation Reform Act. See "Forward-Looking Statements" on page 12.
No regulatory action has been taken by any state insurance department or the
NAIC with respect to IRIS ratios of the primary insurance entities of the
Company or any of its insurance subsidiaries during the two years ended December
31, 2001.

RISK-BASED CAPITAL (RBC) REQUIREMENTS

In order to enhance the regulation of insurer solvency, the NAIC adopted a formula and model law to implement RBC requirements for most life and annuity insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. For this purpose, an insurer's total adjusted capital is measured in relation to its specific asset and liability profiles. A company's risk-based capital is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items.

The RBC formula for life insurers measures four major areas of risk:

     o    asset risk (i.e., the risk of asset default),

     o    insurance risk (i.e., the risk of adverse mortality and morbidity experience),

     o    interest rate risk (i.e., the risk of loss due to changes in interest rates) and

     o    business risk (i.e., normal business and management risk).

                                       4

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

Under laws adopted by the states, insurers having less total adjusted capital than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending upon the level of capital inadequacy.

The RBC law provides for four levels of regulatory action as defined by the
NAIC. The extent of regulatory intervention and action increases as the level of total adjusted capital to RBC falls. The first level, the company action level, requires an insurer to submit a plan of corrective actions to the regulator if total adjusted capital falls below 200% of the RBC amount. The second level, the regulatory action level, requires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The third level, the authorized control level, authorizes the relevant commissioner to take whatever regulatory actions are considered necessary to protect the best interest of the policyholders and creditors of the insurer which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the
RBC amount. The fourth level, the mandatory control level, requires the relevant insurance commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the RBC amount.

The formulas have not been designed to differentiate among adequately capitalized companies, which operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formula to rate or rank companies. At December 31, 2001, the Company's principal insurance entities all had total adjusted capital in excess of amounts requiring company action or any level of regulatory action at any prescribed RBC level.

INSURANCE REGULATION CONCERNING DIVIDENDS

TIC is domiciled in the State of Connecticut. The insurance holding company law of Connecticut requires notice to, and approval by, the State of Connecticut
Insurance Department for the declaration or payment of any dividend which, together with other distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net gain from operations for the twelve-month period ending on the preceding
December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the
Company's insurance subsidiaries are domiciled generally contain similar
(although in certain instances somewhat more restrictive) limitations on the payment of dividends. A maximum of $586 million is available by the end of the year 2002 for such dividends without prior approval of the State of Connecticut
Insurance Department, depending upon the amount and timing of the payments.

ITEM 2.  PROPERTIES.

The Company's executive offices are located in Hartford, Connecticut. At
December 31, 2001 the Company owned buildings containing approximately 1.38 million square feet of office space located in Hartford serving as the home office for the Company and Travelers Insurance Group Holdings Inc. (TIGHI), an
affiliate. TIGHI leases approximately 1.03 million square feet of such office space at One Tower Square, Hartford under a ten-year lease that expires on April
1, 2006. Leasehold interests of the Company included approximately 585,000 square feet of office space in 20 field offices throughout the United States.
The Company also leases approximately 575,000 square feet of office space in
Hartford, Connecticut, under a 25-year lease that expires in 2010. The Company currently subleases approximately 426,000 square feet to third party tenants.

As of December 31, 2001 the Company also owned a building in Norcross, Georgia.
An affiliate's information systems department occupies the entire building, which has approximately 147,000 square feet of space. The

                                       5

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

Company is reimbursed by affiliates for their use of this space on a cost allocation method based generally on estimated usage by department.

Management believes that these facilities are suitable and adequate for the
Company's current needs. See Note 16 of Notes to Consolidated Financial
Statements for additional information regarding these facilities.

The foregoing discussion does not include information on investment properties.

ITEM 3.  LEGAL PROCEEDINGS.

This section describes the major pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or its subsidiaries is a party or to which any of their property is subject.

In March 1997, a purported class action entitled PATTERMAN V. THE TRAVELERS,
INC., ET AL. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc.
and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April
2000, the matter was remanded to the Superior Court of Richmond County by the
Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000.
Defendants intend to vigorously contest the litigation.

In the ordinary course of business, TIC and its subsidiaries are defendants or co-defendants in various other litigation matters incidental to and typical of the businesses in which they are engaged. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements"
on page 12.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

                                     PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company has 40,000,000 authorized shares of common stock, all of which are issued and outstanding as of December 31, 2001. All shares are held by an indirect subsidiary of Citigroup, and there exists no established public trading market for the common equity of the Company. The Company paid dividends to its parent of $472 million in 2001. See Note 8 of Notes to Consolidated Financial
Statements for certain information regarding dividend restrictions.

                                       6

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

ITEM 6.  SELECTED FINANCIAL DATA.

Omitted pursuant to General Instruction I(2)(a) of Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS.

Management's narrative analysis of the results of operations is presented in lieu of Management's Discussion and Analysis of Financial Condition and Results
of Operations, pursuant to General Instruction I(2)(a) of Form 10-K.

At December 31, 2001 and 2000, The Travelers Insurance Company (TIC, together with its subsidiaries, the Company) was a direct subsidiary of The Travelers
Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Citigroup
Inc. (Citigroup). On February 4, 2002, TIGI changed its name to Travelers
Property Casualty Corp. (TPC). The Company is composed of two business segments,
Travelers Life & Annuity and Primerica Life Insurance.

TPC has filed a registration statement on Form S-1, relating to an offering of common stock and other securities, with the Securities and Exchange Commission on February 8, 2002. At the time of such offering, it is expected that TIC will no longer be a subsidiary of TPC, but will remain an indirect wholly owned subsidiary of Citigroup. See Note 16 of Notes to Consolidated Financial
Statements.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements contain a summary of the Company's significant accounting policies, including a discussion of recently-issued accounting pronouncements. Certain of these policies are considered to be important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include valuation of financial instruments where no ready market exists and insurance policy and claims reserves. Additional information about these policies can be found in
Note 1 of Notes to Consolidated Financial Statements.

INVESTMENTS

Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities, including instruments subject to securities lending agreements (see Note 4 of Notes to Consolidated Financial Statements),
are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholder's equity.

                                       7

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

DEFERRED ACQUISITION COSTS

Costs of acquiring individual life insurance and annuities, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums. Universal life costs are amortized in relation to estimated gross profits, and annuity contracts employ a level yield method. For life insurance, a 15 to 20-year amortization period is used, and a 7 to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

FUTURE POLICY BENEFITS

Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 8.1%, including adverse deviation.
These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

PREMIUMS

Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

CONSOLIDATED OVERVIEW

FOR THE YEARS ENDED DECEMBER 31,                          2001        2000
--------------------------------                          ----        ----
     ($ IN MILLIONS)

Revenues                                                 $5,702      $5,254
                                                         ======      ======
Net income (1)                                           $1,272      $1,103
                                                         ======      ======

(1)  Net income includes net realized investment gains of $81 million and a $9 million charge from the cumulative effects of changes in accounting principles in 2001, and net realized investment losses of $50 million in
     2000.

Operating income, defined as income before net realized gains or losses and cumulative effect of changes in accounting principles, increased 4% to $1.20 billion in 2001 from $1.15 billion in 2000. The operating earnings increase was driven by increased revenues from business volume growth, mitigated by the loss of revenues related to the long-term care insurance business sold in 2000, and a reduction in general and administrative expenses due to continued expense management and the absence of expenses related to the long-term care insurance business.

                                       8

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

TRAVELERS LIFE & ANNUITY

FOR THE YEARS ENDED DECEMBER 31,                       2001          2000
--------------------------------                       ----          ----
($ IN MILLIONS)

Revenues                                             $4,089        $3,822
                                                     ======        ======
Net income (1)                                       $  826        $  758
                                                     ======        ======

(1)  Net income includes net realized investment gains of $33 million and an $8 million charge from the cumulative effects of changes in accounting principles in 2001, and net realized investment losses of $19 million in
     2000.

Travelers Life & Annuity (TLA) core offerings include individual annuity, individual life, corporate owned life insurance (COLI) and group annuity insurance products distributed by TIC and The Travelers Life and Annuity Company
(TLAC). Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance transactions. The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues.

The cross-selling of TLA products through CitiStreet Retirement Services LLC,
(CitiStreet), Primerica Financial Services, Inc. (Primerica), Citibank and
Salomon Smith Barney (SSB) distribution channels, along with improved sales through a nationwide network of independent financial professionals and outside wire houses and broker- dealers, and strong group sales through various intermediaries, reflect ongoing efforts to build market share by strengthening relationships in key distribution channels.

Operating income increased 3% to $801 million in 2001, compared to $777 million in 2000. The improvement in earnings during 2001 was largely driven by increases in investment income from business volume, particularly Group Annuity, expense management and the absence of expenses due to the sale of the long-term care insurance business in 2000.

BUSINESS VOLUME ($ IN MILLIONS)
                                                 2001         2000      % CHANGE
                                                 ----         ----      --------
Individual Annuity Account Balances            $28,873      $27,981        3.2
Group Annuity Account Balances                 $20,992      $17,460       20.2
Direct Periodic Premiums and Deposits            $ 652        $ 511       27.6

Individual annuity account balances were $28.9 billion at year-end 2001, up 3%
from $28.0 billion at year-end 2000, reflecting good in-force policy retention, offset by declines in market values of investments. Net premiums and deposits decreased 2% in 2001 to $6.1 billion, from $6.2 billion in 2000. This decrease in individual annuity net written premiums and deposits was driven by a decline in variable annuity sales due to market conditions, but was partially offset by significant fixed annuity sales increases over the prior year. Non-affiliated sales channels increased 34%, allowing the individual annuity line to increase market share despite lower sales.

                                       9

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

Group annuity account balances and benefits reserves reached $21.0 billion at year-end 2001, up 20% from $17.5 billion at year-end 2000. This volume growth reflects strong sales momentum in all products, particularly guaranteed investment contracts (GIC) and long-term liability contracts. Net premiums and deposits (excluding Citigroup's employee pension plan deposits) were $7.1 billion in 2001 compared to $5.5 billion in 2000, which reflected particularly strong fixed GIC growth through structured finance transactions and long term liability growth through the extension of structured settlement broker relationships and large case employer pension sales.

Direct periodic premiums for individual life insurance of $651.6 million were up
28% from $510.6 million in 2000, driven by independent financial professionals, particularly in the high end estate planning markets, and COLI sales. Life insurance in force was $75.7 billion at December 31, 2001, up from $68.3 billion at year-end 2000. This reflects strong agency results and increased corporate-owned life insurance sales.

TLA general and administrative expenses decreased 34% to $154 million in 2001 from $234 million in 2000, resulting from decreases in renewal commissions, premium taxes, licenses and fees related to the long-term care insurance business sold in 2000, reduced goodwill amortization and strict expense management.

Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its
subsidiary in the form of an indemnity reinsurance arrangements. See Note 2 of
Notes to Consolidated Financial Statements.

OUTLOOK

TLA should benefit from growth in the aging population which is becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. TLA is well positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand name recognition and broad array of competitive life, annuity and retirement and estate planning products sold through established distribution channels.

However, competition in both product pricing and customer service is intensifying. While there has been some consolidation within the industry, other financial services organizations are increasingly involved in the sale and/or distribution of insurance products. Financial services reform is likely to have many effects on the life insurance industry and the results will take time to assess; however, heightened competition is expected. Also, the annuities business is interest rate and market sensitive, and swings in interest rates and equity markets could influence sales and retention of in-force policies. In order to strengthen its competitive position, TLA expects to maintain a competitive product portfolio, further diversify its distribution channels, and retain its financial position through increased sales growth and maintenance of an efficient cost structure.

The statements above are forward-looking statements within the meaning of the
Private Securities Litigation Reform Act. See "Forward-Looking Statements" on
page 12.

                                       10

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

PRIMERICA LIFE INSURANCE

    FOR THE YEARS ENDED DECEMBER 31,               2001           2000
    --------------------------------               ----           ----
    ($ IN MILLIONS)

         Revenues                                 $1,613         $1,432
                                                  ======         ======
         Net income (1)                           $  446         $  345
                                                  ======         ======

(1)  Net income includes net realized investment gains of $48 million and a $1 million charge from the cumulative effect of change in accounting principle in 2001, and net realized investment losses of $31 million in 2000.

Operating income was $399 million in 2001 compared to $376 million in 2000. The
6% improvement in 2001 reflects growth in life insurance in force, increased investment earnings and disciplined expense management.

    EARNED PREMIUMS, NET OF REINSURANCE

    FOR THE YEARS ENDED DECEMBER 31,               2001           2000
    --------------------------------               ----           ----
    ($ IN MILLIONS)

         Individual term life                     $1,078         $1,038
         Other                                        67             68
                                                  ------         ------
                                                  $1,145         $1,106
                                                  ======         ======

The average face value per policy issued was $250,000 in 2001 compared to
$245,000 in 2000. Total face amount of term life insurance issued was $71.5 billion in 2001 compared to $67.4 billion in 2000. The number of policies issued was 244,700 in 2001 compared to 234,700 in 2000. These increases in term life production resulted from the increase in licensed life agents and reflects the use of the Financial Needs Analysis, the diagnostic tool that enhances the ability of the Personal Financial Analysts to address client needs. Life insurance in force at year-end 2001 reached $434.8 billion, up from $412.7 billion at year-end 2000, continuing to reflect strong policy persistency.

OUTLOOK

Over the last few years, programs including sales and product training were begun that are designed to maintain high compliance standards, increase the number of producing agents and customer contacts and, ultimately, increase production levels. Insurance in-force has grown and the number of producing agents has also grown. A continuation of these trends could positively influence future operations. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking
Statements" on page 12.

                                       11

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

FUTURE APPLICATION OF ACCOUNTING STANDARDS

See Note 1 of Notes to Consolidated Financial Statements for Future Applications
of Accounting Standards.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend,"
"estimate," "may increase," "may fluctuate," and similar expressions, or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, regulatory matters, the resolution of legal proceedings and the
Company's market risk, as well as the discussions of the Company's prospects under "Outlook" for each of the businesses.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are currently managed as of December 31, 2001.

MARKET RISK SENSITIVE INSTRUMENTS ENTERED INTO FOR PURPOSES OTHER THAN TRADING

The primary market risk to the Company's investment portfolio is interest rate risk associated with investments. The Company's exposure to equity price risk and foreign exchange risk is not significant. The Company has no direct commodity risk.

The interest rate risk taken in the investment portfolio is managed relative to the duration of the liabilities. The portfolio is differentiated by product line, with each product line's portfolio structured to meet its particular needs. Potential liquidity needs of the business are also key factors in managing the investment portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions. For additional information regarding the Company's investment portfolio see Note 4 of Notes to Consolidated Financial Statements.

There were no significant changes in the Company's primary market risk exposures or in how those exposures are managed compared to the year ended December 31,
2000. The Company does not anticipate significant changes in the Company's primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods. The statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See
"Forward-Looking Statements" on this page.

                                       12

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

SENSITIVITY ANALYSIS

Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In the Company's sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the financial statements. Actual results may differ from the hypothetical change in market rates assumed in this report, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by the Company to mitigate such hypothetical losses in fair value.

In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments: fixed maturities, interest-bearing non-redeemable preferred stock, mortgage loans, short-term securities, cash, investment income accrued, policy loans, contractholder funds, guaranteed separate account assets and liabilities and derivative financial instruments. In addition, certain non-financial instrument liabilities have been included in the sensitivity analysis model.
These non-financial instruments include future policy benefits and policy and contract claims. The primary market risk to the Company's market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments and the non-financial instruments included in the model.

For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and reset features. Portfolio durations are calculated on a market value weighted basis, including accrued investment income, using trade date holdings as of December
31, 2001 and 2000. The sensitivity analysis model used by the Company produces a loss in fair value of interest rate sensitive invested assets of approximately
$1.7 billion and $1.3 billion based on a 100 basis point increase in interest rates as of December 31, 2001 and 2000, respectively.

Liability durations are determined consistently with the determination of liability fair values. Where fair values are determined by discounting expected cash flows, the duration is the percentage change in the fair value for a 100 basis point change in the discount rate. Where liability fair values are set equal to surrender values, option-adjusted duration techniques are used to calculate changes in fair values. The sensitivity analysis model used by the
Company produces a decrease in fair value of interest rate sensitive insurance policy and claims reserves of approximately $1.3 billion and $.9 billion based on a 100 basis point increase in interest rates as of December 31, 2001 and
2000, respectively. Based on the sensitivity analysis model used by the Company, the net loss in fair value of market sensitive instruments, including non-financial instrument liabilities, as a result of a 100 basis point increase in interest rates as of December 31, 2001 and 2000 is not material.

MARKET RISK SENSITIVE INSTRUMENTS ENTERED INTO FOR TRADING PURPOSES

The Company maintains a trading portfolio consisting of carrying values of
$1,880 million and $1,870 million of convertible bonds and common stocks as of
December 31, 2001 and 2000, respectively, and $891 million and $1,109 million of liabilities resulting from common stocks sold not yet purchased (referred to as short sales) as of December 31, 2001 and 2000, respectively. The primary market risk to the trading portfolio is equity risk. Assets are reported as trading securities and liabilities are reported as trading securities sold not yet purchased.

                                       13

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           ANNUAL REPORT ON FORM 10-K

The common stocks are paired with short sales, reflecting the Company's arbitrage strategy where both positions are invested in each of the companies involved in a merger. The convertible bonds are also paired with short sales of the common stocks of companies issuing the convertible bonds. These positions are established and maintained so that general changes in equity markets and interest rates should not materially impact the value of the portfolio.

TABULAR PRESENTATION

The table below provides information about the trading portfolio's financial instruments that are primarily exposed to equity price risk. This table presents the fair values of these instruments by trading portfolio type, as designated internally by the Company, as of December 31, 2001 and 2000. Fair values are based upon quoted market prices.

($ IN MILLIONS)                            Fair value as of     Fair value as of
---------------                            December 31, 2001   December 31, 2000
                                           -----------------   -----------------
ASSETS
  Trading securities
    Convertible bond arbitrage                   $1,798              $1,474
    Merger arbitrage                                 80                 309
    Other                                             2                  87
                                                 ------              ------
                                                 $1,880              $1,870
                                                 ======              ======
LIABILITIES
  Trading securities sold not yet purchased
    Convertible bond arbitrage                   $  836              $  845
    Merger arbitrage                                 51                 205
    Other                                             4                  59
                                                 ------              ------
                                                 $  891              $1,109
                                                 ======              ======

The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

                                       14

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

     Independent Auditors' Report.............................................16

     Consolidated Financial Statements:

         Consolidated Statements of Income for
         the years ended December 31, 2001, 2000 and 1999.....................17

         Consolidated Balance Sheets - December 31, 2001 and 2000.............18

         Consolidated Statements of Changes in Retained Earnings
         and Accumulated Other Changes in Equity from Nonowner
         Sources for the years ended December 31, 2001, 2000 and 1999.........19

         Consolidated Statements of Cash Flows for
         the years ended December 31, 2001, 2000 and 1999.....................20

         Notes to Consolidated Financial Statements........................21-53

                                       15

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers
Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in retained earnings and accumulated other changes in equity from nonowner sources, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers
Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

/s/ KPMG LLP

Hartford, Connecticut
January 17, 2002, except as to
      Note 16, which is as of February 27, 2002

                                       16

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                           2001        2000        1999
                                                                        -------     -------     -------

REVENUES

Premiums                                                                $ 2,102     $ 1,966     $ 1,728
Net investment income                                                     2,831       2,730       2,506
Realized investment gains (losses)                                          125         (77)        113
Fee income                                                                  537         505         432
Other revenues                                                              107         130          89
-------------------------------------------------------------------------------------------------------
     Total Revenues                                                       5,702       5,254       4,868
-------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Current and future insurance benefits                                     1,862       1,752       1,505
Interest credited to contractholders                                      1,179       1,038         937
Amortization of deferred acquisition costs                                  379         347         315
General and administrative expenses                                         371         463         519
-------------------------------------------------------------------------------------------------------
     Total Benefits and Expenses                                          3,791       3,600       3,276
-------------------------------------------------------------------------------------------------------
Income from operations before federal income taxes and cumulative
   effects of changes in accounting principles                            1,911       1,654       1,592
-------------------------------------------------------------------------------------------------------

Federal income taxes
     Current                                                                471         462         409
     Deferred                                                               159          89         136
-------------------------------------------------------------------------------------------------------
     Total Federal Income Taxes                                             630         551         545
-------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in accounting principles      1,281       1,103       1,047

Cumulative effect of change in accounting for derivative instruments
   and hedging activities, net of tax                                        (6)         --          --
Cumulative effect of change in accounting for securitized financial
   assets, net of tax                                                        (3)         --          --
-------------------------------------------------------------------------------------------------------
Net income                                                              $ 1,272     $ 1,103     $ 1,047
=======================================================================================================

                 See Notes to Consolidated Financial Statements.

                                       17

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 ($ IN MILLIONS)

AT DECEMBER 31,                                                           2001       2000
                                                                        -------    -------

ASSETS
Fixed maturities, available for sale at fair value (including
   $2,309 and $1,494 subject to securities lending agreements)          $32,072    $26,812
Equity securities, at fair value                                            472        592
Mortgage loans                                                            1,995      2,187
Real estate held for sale                                                    55         31
Policy loans                                                              1,208      1,249
Short-term securities                                                     3,053      2,136
Trading securities, at fair value                                         1,880      1,870
Other invested assets                                                     2,485      2,356
------------------------------------------------------------------------------------------
     Total Investments                                                   43,220     37,233
------------------------------------------------------------------------------------------
Cash                                                                        146        150
Investment income accrued                                                   487        442
Premium balances receivable                                                 137         97
Reinsurance recoverables                                                  4,163      3,977
Deferred acquisition costs                                                3,461      2,989
Separate and variable accounts                                           24,837     24,006
Other assets                                                              1,415      1,399
------------------------------------------------------------------------------------------
     Total Assets                                                       $77,866    $70,293
------------------------------------------------------------------------------------------
LIABILITIES
Contractholder funds                                                    $22,810    $19,394
Future policy benefits and claims                                        14,221     13,300
Separate and variable accounts                                           24,837     23,994
Deferred federal income taxes                                               409        284
Trading securities sold not yet purchased, at fair value                    891      1,109
Other liabilities                                                         5,513      3,818
------------------------------------------------------------------------------------------
     Total Liabilities                                                  $68,681    $61,899
------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized, issued
  and outstanding                                                           100        100
Additional paid-in capital                                                3,869      3,848
Retained earnings                                                         5,142      4,342
Accumulated other changes in equity from nonowner sources                    74        104
------------------------------------------------------------------------------------------
     Total Shareholder's Equity                                           9,185      8,394
------------------------------------------------------------------------------------------
     Total Liabilities and Shareholder's Equity                         $77,866    $70,293
==========================================================================================

                 See Notes to Consolidated Financial Statements.

                                       18

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND
            ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES
                                 ($ IN MILLIONS)

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------
STATEMENTS OF CHANGES IN  RETAINED EARNINGS                      2001        2000        1999
                                                               -------     -------     -------

Balance, beginning of year                                     $ 4,342     $ 4,099     $ 3,602
Net income                                                       1,272       1,103       1,047
Dividends to parent                                                472         860         550
----------------------------------------------------------------------------------------------
Balance, end of year                                           $ 5,142     $ 4,342     $ 4,099
==============================================================================================

STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES

Balance, beginning of year                                     $   104     $  (398)    $   598
Cumulative effect of accounting for
  derivative instruments and hedging activities, net
  of tax                                                           (29)          0           0
Unrealized gains (losses), net of tax                               68         501        (996)
Foreign currency translation, net of tax                            (5)          1           0
Derivative instrument hedging activity losses, net
  of tax                                                           (64)          0           0
----------------------------------------------------------------------------------------------
Balance, end of year                                           $    74     $   104     $  (398)
==============================================================================================

SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES

Net Income                                                     $ 1,272     $ 1,103     $ 1,047
Other changes in equity from nonowner sources                      (30)        502        (996)
----------------------------------------------------------------------------------------------
Total changes in equity from nonowner sources                  $ 1,242     $ 1,605     $    51
==============================================================================================

                 See Notes to Consolidated Financial Statements.

                                       19

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)

FOR THE YEAR ENDED DECEMBER 31,                                2001         2000         1999
                                                             --------     --------     --------

CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                      $  2,109     $  1,986     $  1,715
     Net investment income received                             2,430        2,489        2,365
     Other revenues received                                      867          865          537
     Benefits and claims paid                                  (1,176)      (1,193)      (1,094)
     Interest credited to contractholders                      (1,159)      (1,046)        (958)
     Operating expenses paid                                   (1,000)        (970)      (1,013)
     Income taxes paid                                           (472)        (490)        (393)
     Trading account investments purchases, net                   (92)        (143)         (80)
     Other                                                       (227)        (258)        (104)
-----------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities              1,280        1,240          975
-----------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                       3,706        4,257        4,103
         Mortgage loans                                           455          380          662
     Proceeds from sales of investments
         Fixed maturities                                      14,110       10,840       12,562
         Equity securities                                        112          397          100
         Real estate held for sale                                  6          244          219
     Purchases of investments
         Fixed maturities                                     (22,556)     (17,836)     (18,129)
         Equity securities                                        (50)          (7)        (309)
         Mortgage loans                                          (287)        (264)        (470)
     Policy loans, net                                             41            9          599
     Short-term securities (purchases) sales, net                (914)        (810)         316
     Other investments (purchases), sales, net                    103         (461)        (413)
     Securities transactions in course of settlement, net       1,086          944         (463)
-----------------------------------------------------------------------------------------------
     Net Cash Used in Investing Activities                     (4,188)      (2,307)      (1,223)
-----------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                               8,308        6,022        5,764
     Contractholder fund withdrawals                           (4,932)      (4,030)      (4,946)
     Dividends to parent company                                 (472)        (860)        (550)
-----------------------------------------------------------------------------------------------
         Net Cash Provided by Financing Activities              2,904        1,132          268
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    (4)          65           20
Cash at December 31, previous year                                150           85           65
-----------------------------------------------------------------------------------------------
Cash at December 31, current year                            $    146     $    150     $     85
===============================================================================================

                 See Notes to Consolidated Financial Statements.

                                       20

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     BASIS OF PRESENTATION

     At December 31, 2001 and 2000, The Travelers Insurance Company (TIC,
     together with its subsidiaries, the Company), was a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. On February 4, 2002, TIGI changed its name to Travelers Property Casualty Corp. (TPC). The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The
     Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company
     (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of
     Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life
     Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated. See Note 16.

     The financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the
     United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform to the 2001 presentation.

     ACCOUNTING CHANGES

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2001, the Company adopted the Financial Accounting
     Standards Board (FASB) Statement of Financial Accounting Standards No. 133,
     "Accounting for Derivative Instruments and Hedging Activities" (FAS 133).
     FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses)
     depends on the intended use of the derivative and the resulting designation.

     As a result of adopting FAS 133, the Company recorded a charge of $6 million after tax, reflected as a cumulative catch-up adjustment in the consolidated statement of income and a charge of $29 million after tax, reflected as a cumulative catch-up adjustment in the accumulated other changes in equity from nonowner

                                       21

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     sources section of shareholder's equity. During the twelve months ending
     December 31, 2001, the Company reclassified from accumulated other changes in equity from nonowner sources into net investment income $35 million of losses related to derivatives that were designated as cash flow hedges at transition.

     RECOGNITION OF INTEREST INCOME AND IMPAIRMENT ON PURCHASED AND RETAINED
     BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS

     In April 2001, the Company adopted the FASB Emerging Issues Task Force
     (EITF) 99-20, "Recognition of Interest Income and Impairment on Purchased
     and Retained Beneficial Interests in Securitized Financial Assets" (EITF
     99-20). EITF 99-20 establishes guidance on the recognition and measurement of interest income and impairment on certain investments, e.g., certain asset-backed securities. The recognition of impairment resulting from the adoption of EITF 99-20 was recorded as a cumulative catch-up adjustment.
     Interest income on beneficial interest falling within the scope of EITF
     99-20 is to be recognized prospectively. As a result of adopting EITF
     99-20, the Company recorded a charge of $3 million after tax, reflected as a cumulative catch-up adjustment in the consolidated statement of income.
     The implementation of this EITF did not have a significant impact on results of operations, financial condition or liquidity.

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
     EXTINGUISHMENTS OF LIABILITIES

     In September 2000, the FASB issued Statement of Financial Accounting
     Standards No. 140, "Accounting for Transfers and Servicing of Financial
     Assets and Extinguishments of Liabilities, a replacement of FASB Statement
     No. 125" (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of
     "Accounting for Transfers and Servicing of Financial Assets and
     Extinguishments of Liabilities" (FAS 125) are effective for transfers taking place after March 31, 2001. Special purpose entities (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31,
     2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b)
     disclosure of assets pledged as collateral that have not been reclassified and separately reported. The adoption of FAS 140 did not have a significant effect on the Company's results of operations, financial condition or liquidity. See Note 4.

     ACCOUNTING STANDARDS NOT YET ADOPTED

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     In July 2001, the FASB issued Statements of Financial Accounting Standards
     No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other
     Intangible Assets" (FAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite

                                       22

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     useful life will continue to be amortized over their useful lives. The
     Company will apply the new rules on accounting for goodwill and other intangible assets in the first quarter of 2002 and for purchase business combinations consummated after June 30, 2001.

     Upon adoption, the Company will stop amortizing goodwill and indefinite-lived intangible assets. Based on the current levels of these assets, this would reduce general and administrative expenses and increase net income by approximately $11 million in 2002. In addition, the Company has performed the transitional impairment tests using the fair value approach required by the new standard. Based upon these tests, the Company does not anticipate impairing goodwill or other intangible assets as of
     January 1, 2002.

     ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued Statement of Financial Accounting Standards
     No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143
     changes the measurement of an asset retirement obligation from a cost-accumulation approach to a fair value approach, where the fair value
     (discounted value) of an asset retirement obligation is recognized as a liability in the period in which it is incurred and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized into expense. The pre-FAS 143 prescribed practice of reporting a retirement obligation as a contra-asset will no longer be allowed. The Company is in the process of assessing the impact of the new standard that will take effect on January 1, 2003.

     IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     In August 2001, the FASB issued Statement of Financial Accounting Standards
     No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
     (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset.
     Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

     The Company will adopt FAS 144 effective January 1, 2002. The provisions of the new standard are generally to be applied prospectively and are not expected to significantly affect the Company's results of operations, financial condition or liquidity.

                                       23

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     ACCOUNTING POLICIES

     INVESTMENTS

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method.
     The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider. Fixed maturities, including instruments subject to securities lending agreements (see Note 4), are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholder's equity.

     Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market.
     Impaired loans were insignificant at December 31, 2001 and 2000.

     Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 2001 and 2000.

     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

     Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

     Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock. See Note 13.

                                       24

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments in default at December 31, 2001 and 2000 were insignificant.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, currency swaps, equity swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price change and foreign currency risk. The Company, through Tribeca Investments LLC, a subsidiary that is a broker-dealer, holds and issues derivative instruments for trading purposes. (See Note 11 for a more detailed description of the Company's derivative use.)
     Derivative financial instruments in a gain position are reported in the consolidated balance sheet in other invested assets while derivative financial instruments in a loss position are reported in the consolidated balance sheet in other liabilities.

     To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

     For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives are reflected in realized investment gains (losses), together with changes in the fair value of the related hedged item. The Company's fair value hedges are primarily of available-for-sale securities.

     For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent that derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported in the accumulated other changes in equity from nonowner sources in shareholder's equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in realized investment gains
     (losses). The Company's cash flow hedges primarily include hedges of foreign denominated funding agreements and floating rate available-for-sale securities.

     For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any forward premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment in shareholder's equity. The ineffective portion is reflected in realized investment gains (losses).

     Derivatives that are used to hedge instruments that are carried at fair value, or do not qualify as hedges under the new rules, are also carried at fair value with changes in value reflected in realized investment gains
     (losses).

                                       25

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in realized investment gains (losses).

     For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in the accumulated other changes in equity from nonowner sources in shareholder's equity and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship is discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the end-user derivative are immediately reflected in realized investment gains (losses).

     FINANCIAL INSTRUMENTS WITH EMBEDDED DERIVATIVES:

     The Company bifurcates an embedded derivative where a.) the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b.) the entire instrument would not otherwise be remeasured at fair value and c.) a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under FAS
     133.

     The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains
     (losses). Derivatives embedded in convertible debt securities are classified in the consolidated balance sheet as fixed maturity securities, consistent with the host instruments.

     The Company markets certain insurance contracts that have embedded derivatives, primarily variable annuity contracts with put options. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains (losses) consistent with the hedge instrument. Derivatives embedded in variable annuity contracts are classified in the consolidated balance sheet as future policyholder benefits and claims.

     Prior to the adoption of FAS 133 on January 1, 2001, end-user derivatives designated as qualifying hedges were accounted for consistent with the risk management strategy as follows. Derivatives used for hedging purposes were generally accounted for using hedge accounting. Changes in value of the derivatives which were expected to substantially offset the changes in value of the hedged items qualified for hedge accounting. Hedges were monitored to ensure that there was a high correlation between the derivative instrument and the hedged investment. Derivatives that did not qualify for hedge accounting were marked to market with changes in market value reflected in the consolidated statement of income as realized gains
     (losses).

     Payments to be received or made under interest rate swaps were accrued and recognized in net investment income. Swaps hedging investments were carried at fair value with unrealized gains (losses), net of taxes, charged directly to shareholder's equity. Interest rate and currency swaps hedging liabilities were treated as off-balance sheet instruments. Gains and losses arising from financial future contracts were used to adjust the basis of hedged investments and were recognized in net investment income over the life of the investment. Gains and losses arising from equity index options were marked to market with changes in market value

                                       26

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     reflected in realized investment gains (losses). Forward contracts hedging investments were marked to market based on changes in the spot rate with changes in market value reflected in realized investment gains (losses) and any forward premium or discount was recognized in net investment income over the life of the contract. Gains and losses from forward contracts hedging foreign operations were carried at fair value with unrealized gains
     (losses), net of taxes, charged directly to shareholder's equity.

     INVESTMENT GAINS AND LOSSES

     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Other-than-temporary declines in fair value of investments are included in realized investment gains and losses. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the
     Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

     DEFERRED ACQUISITION COSTS

     Costs of acquiring individual life insurance and annuities, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums. Universal life costs are amortized in relation to estimated gross profits, and annuity contracts employ a level yield method. For life insurance, a 15 to 20-year amortization period is used, and a 7 to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     VALUE OF INSURANCE IN FORCE

     The value of insurance in force is an asset that was recorded at the time of acquisition of the Company by Citigroup's predecessor. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. The carrying value at December 31, 2001 and 2000 was $144 million and $170 million, respectively.

     SEPARATE AND VARIABLE ACCOUNTS

     Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the
     Company. The assets of these accounts are carried at market value.

                                       27

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets are included in other assets. Prior to the adoption of FASB Statements of Financial Accounting Standards No. 141
     "Business Combinations" (FAS 141) and No. 142 "Goodwill and Other
     Intangible Assets" (FAS 142), which will be applied to goodwill and intangible assets in the first quarter of 2002, goodwill is being amortized on a straight-line basis principally over a 40-year period. The carrying amount of $336 million and $334 million of goodwill and other intangible assets at December 31, 2001 and 2000, respectively, is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill and other intangible assets are unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

     Upon adoption of FAS 141 and FAS 142, the Company will stop amortizing goodwill and intangible assets deemed to have an infinite useful life.
     Instead, these assets will be subject to an annual review for impairment.
     Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 1,
     Summary of Significant Accounting Policies, Accounting Standards Not Yet
     Adopted.

     CONTRACTHOLDER FUNDS

     Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders.
     Interest rates credited to contractholder funds range from 1.9% to 14.0%.

     FUTURE POLICY BENEFITS

     Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 8.1%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

     GUARANTY FUND AND OTHER INSURANCE RELATED ASSESSMENTS

     Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At
     December 31, 2001 and 2000,

                                       28

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     the Company had a liability of $22.3 million and $22.5 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $4.3 million and $3.4 million, respectively. The assessments are expected to be paid over a period of 3 to 5 years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state.
     Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

     PREMIUMS

     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

     FEE INCOME

     Fee income includes mortality, administrative and equity protection charges, as well as universal life and variable annuity separate account management fees.

     OTHER REVENUES

     Other revenues include surrender, penalties and other charges related to annuity and universal life contracts. Also included are revenues of non-insurance subsidiaries and amortization of deferred income.

     CURRENT AND FUTURE INSURANCE BENEFITS

     Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

     INTEREST CREDITED TO CONTRACTHOLDERS

     Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

     FEDERAL INCOME TAXES

     The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

                                       29

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     STOCK-BASED COMPENSATION

     The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25,
     "Accounting for Stock Issued to Employees" (APB 25), and has included in the Notes to Consolidated Financial Statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123,
     "Accounting for Stock-Based Compensation" (FAS 123). See Note 13. The
     Company accounts for its stock-based non-employee compensation plans at fair value.

2.   BUSINESS DISPOSITION

     Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. The proceeds were $410 million, resulting in a deferred gain of approximately
     $150 million after-tax. The deferred gain will be amortized in relation to anticipated premiums. After-tax amortization amounted to $21 million and $5 million in 2001 and 2000, respectively. Earned premiums were $25 million,
     $138 million and $230 million in 2001, 2000 and 1999, respectively.

3.   OPERATING SEGMENTS

     The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent,
     Citigroup Inc.

     TRAVELERS LIFE & ANNUITY (TLA) core offerings include individual annuity, individual life, corporate owned life insurance (COLI) and group annuity insurance products distributed by TIC and TLAC principally under the
     Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts (GICs), payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance transactions. The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues.

     The PRIMERICA LIFE INSURANCE business segment consolidates primarily the business of Primerica Life, Primerica Life Insurance Company of Canada,
     CitiLife and NBL. The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 96,000 full and part-time licensed
     Personal Financial Analysts.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume. The amount of investments in equity method investees and total expenditures for additions to long-

                                       30

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

BUSINESS SEGMENT INFORMATION:
----------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 2001                              TRAVELERS LIFE  PRIMERICA LIFE
($ IN MILLIONS)                                         & ANNUITY      INSURANCE        TOTAL
                                                     --------------  --------------    -------

Business Volume:
     Premiums                                            $   957        $ 1,145        $ 2,102
     Deposits                                             13,067             --         13,067
                                                         -------        -------        -------
Total business volume                                    $14,024        $ 1,145        $15,169
Net investment income                                      2,530            301          2,831
Interest credited to contractholders                       1,179             --          1,179
Amortization of deferred acquisition costs                   171            208            379
Total expenditures for deferred acquisition costs            553            298            851
Federal income taxes (FIT) on Operating Income               377            209            586
Operating Income (excludes realized gains or
      losses and the related FIT)                        $   801        $   399        $ 1,200
Segment Assets                                           $69,836        $ 8,030        $77,866
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 2001                              TRAVELERS LIFE  PRIMERICA LIFE
($ IN MILLIONS)                                         & ANNUITY      INSURANCE        TOTAL
----------------------------------------------------------------------------------------------

Business Volume:
     Premiums                                            $   860        $ 1,106        $ 1,966
     Deposits                                             11,536             --         11,536
                                                         -------        -------        -------
Total business volume                                    $12,396        $ 1,106        $13,502
Net investment income                                      2,450            280          2,730
Interest credited to contractholders                       1,038             --          1,038
Amortization of deferred acquisition costs                   166            181            347
Total expenditures for deferred acquisition costs            520            272            792
Federal income taxes (FIT) on Operating Income               381            197            578
Operating Income (excludes realized gains or
     losses and the related FIT)                         $   777        $   376        $ 1,153
Segment Assets                                           $62,771        $ 7,522        $70,293
----------------------------------------------------------------------------------------------

                                       31

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

----------------------------------------------------------------------------------------------
AT AND FOR THE YEAR
ENDED DECEMBER 31, 1999                              TRAVELERS LIFE  PRIMERICA LIFE
($ IN MILLIONS)                                        & ANNUITY        INSURANCE       TOTAL
----------------------------------------------------------------------------------------------

Business Volume:
     Premiums                                            $   656        $ 1,072        $ 1,728
     Deposits                                             10,639             --         10,639
                                                         -------        -------        -------
Total business volume                                    $11,295        $ 1,072        $12,367
Net investment income                                      2,249            257          2,506
Interest credited to contractholders                         937             --            937
Amortization of deferred acquisition costs                   127            188            315
Total expenditures for deferred acquisition costs            430            256            686
Federal income taxes (FIT) on Operating Income               319            186            505
Operating Income (excludes realized gains or
     losses and the related FIT)                         $   619        $   355        $   974
Segment Assets                                           $56,615        $ 6,916        $63,531
----------------------------------------------------------------------------------------------

                                       32

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

      ------------------------------------------------------------------------------------------
      BUSINESS SEGMENT RECONCILIATION:
      ($ IN MILLIONS)                                    AT AND FOR THE YEARS ENDED DECEMBER 31,
      ------------------------------------------------------------------------------------------

      BUSINESS VOLUME AND REVENUES                            2001        2000         1999
      ------------------------------------------------------------------------------------------

      Total business volume                                 $15,169     $13,502      $12,367
      Other revenues, including fee income                      644         635          521
      Elimination of deposits                               (13,067)    (11,536)     (10,639)
                                                            -------     -------      -------
      Revenue from external sources                           2,746       2,601        2,249
      Net investment income                                   2,831       2,730        2,506
      Realized investment gains (losses)                        125         (77)         113
      ==========================================================================================
            Total revenues                                   $5,702      $5,254       $4,868
      ==========================================================================================

      OPERATING INCOME
      ------------------------------------------------------------------------------------------
      Total operating income of business segments            $1,200      $1,153         $974
      Realized investment gains (losses), net of tax             81         (50)          73
      Cumulative effect of change in accounting for
        derivative instruments and hedging activities,
        net of tax                                               (6)         --           --
      Cumulative effect of change in accounting for
        securitized financial assets, net of tax                 (3)         --           --
      ------------------------------------------------------------------------------------------
            Income from continuing operations                $1,272      $1,103       $1,047
      ==========================================================================================

      ASSETS
      ------------------------------------------------------------------------------------------
      Total assets of business segments                     $77,866     $70,293      $63,531
      ==========================================================================================

      BUSINESS VOLUME AND REVENUES
      ------------------------------------------------------------------------------------------
      Individual Annuities                                   $7,166      $7,101       $5,816
      Group Annuities                                         8,383       6,563        6,572
      Individual Life and Health Insurance                    2,854       2,445        2,424
      Other (a)                                                 366         681          695
      Elimination of deposits                               (13,067)    (11,536)     (10,639)
      ------------------------------------------------------------------------------------------
            Total revenue                                    $5,702      $5,254       $4,868
      ==========================================================================================

     (a)  Other represents revenue attributable to unallocated capital and run-off businesses.

     The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

     The Company had no transactions with a single customer representing 10% or more of its revenue.

                                       33

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

4.   INVESTMENTS

     FIXED MATURITIES

     The amortized cost and fair value of investments in fixed maturities were as follows:

     ---------------------------------------------------------------------------------------------------------
                                                                              GROSS        GROSS
     DECEMBER 31, 2001                                         AMORTIZED    UNREALIZED   UNREALIZED     FAIR
     ($ IN MILLIONS)                                              COST        GAINS        LOSSES       VALUE
     ---------------------------------------------------------------------------------------------------------

     AVAILABLE FOR SALE:

          Mortgage-backed securities - CMOs and
          pass-through securities                               $ 6,654      $   116      $    57      $ 6,713
          U.S. Treasury securities and obligations of
          U.S. Government and government agencies and
          authorities                                             1,677            8           63        1,622
          Obligations of states, municipalities and
          political subdivisions                                    108            4            1          111
          Debt securities issued by foreign governments             810           46            5          851
          All other corporate bonds                              17,904          482          260       18,126
          Other debt securities                                   4,406          154           86        4,474
          Redeemable preferred stock                                171           12            8          175
     ---------------------------------------------------------------------------------------------------------
              Total Available For Sale                          $31,730      $   822      $   480      $32,072
     ---------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
                                                                              GROSS        GROSS
     DECEMBER 31, 2000                                         AMORTIZED    UNREALIZED   UNREALIZED     FAIR
     ($ IN MILLIONS)                                              COST        GAINS        LOSSES       VALUE
     ---------------------------------------------------------------------------------------------------------

     AVAILABLE FOR SALE:

          Mortgage-backed securities - CMOs and
          pass-through securities                               $ 5,492      $   169      $    34      $ 5,627
          U.S. Treasury securities and obligations of
          U.S. Government and government agencies and
          authorities                                             1,141           71            5        1,207
          Obligations of states, municipalities and
          political subdivisions                                    168           14            1          181
          Debt securities issued by foreign governments             761           18           14          765
          All other corporate bonds                              14,575          269          253       14,591
          Other debt securities                                   4,217           87           59        4,245
          Redeemable preferred stock                                201           14           19          196
     ---------------------------------------------------------------------------------------------------------
              Total Available For Sale                          $26,555      $   642      $   385      $26,812
     ---------------------------------------------------------------------------------------------------------

                                       34

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Proceeds from sales of fixed maturities classified as available for sale were $14.1 billion, $10.8 billion and $12.6 billion in 2001, 2000 and 1999, respectively. Gross gains of $633 million, $213 million and $200 million and gross losses of $426 million, $432 million and $223 million in 2001,
     2000 and 1999, respectively, were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.6 billion and $4.8 billion at December 31, 2001 and 2000, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 2001, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     ---------------------------------------------------------------------
                                                 AMORTIZED
     ($ IN MILLIONS)                                COST        FAIR VALUE
     ---------------------------------------------------------------------
     MATURITY:
          Due in one year or less                  $1,843         $1,868
          Due after 1 year through 5 years          9,206          9,401
          Due after 5 years through 10 years        7,578          7,649
          Due after 10 years                        6,449          6,441
     ---------------------------------------------------------------------
                                                   25,076         25,359
     ---------------------------------------------------------------------
          Mortgage-backed securities                6,654          6,713
     ---------------------------------------------------------------------
              Total Maturity                      $31,730        $32,072
     ---------------------------------------------------------------------

     The Company makes investments in collateralized mortgage obligations
     (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S.
     Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class and last cash flow tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 2001 and 2000, the Company held CMOs classified as available for sale with a fair value of $4.5 billion and $4.4 billion, respectively. Approximately 38% and 49%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at
     December 31, 2001 and 2000. In addition, the Company held $2.1 billion and
     $1.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2001 and 2000, respectively. All of these securities are rated AAA.

                                       35

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time.
     The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in short-term securities. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet.
     At December 31, 2001 and 2000, the Company held collateral of $2.4 billion and $1.5 billion, respectively.

     EQUITY SECURITIES

     The cost and fair values of investments in equity securities were as follows:

     --------------------------------------------------------------------------------------------

     EQUITY SECURITIES:                               GROSS UNREALIZED  GROSS UNREALIZED   FAIR
     ($ IN MILLIONS)                           COST         GAINS            LOSSES        VALUE
     --------------------------------------------------------------------------------------------

     DECEMBER 31, 2001
          Common stocks                        $ 96          $11              $ 6          $101
          Non-redeemable preferred stocks       375            8               12           371
     --------------------------------------------------------------------------------------------
              Total Equity Securities          $471          $19              $18          $472
     --------------------------------------------------------------------------------------------

     DECEMBER 31, 2000
          Common stocks                        $139          $11              $25          $125
          Non-redeemable preferred stocks       492            7               32           467
     --------------------------------------------------------------------------------------------
              Total Equity Securities          $631          $18              $57          $592
     --------------------------------------------------------------------------------------------

     Proceeds from sales of equity securities were $112 million, $397 million and $100 million in 2001, 2000 and 1999, respectively. Gross gains of $10 million, $107 million and $15 million and gross losses of $109 million, $16 million and $8 million in 2001, 2000 and 1999, respectively, were realized on those sales.

     MORTGAGE LOANS AND REAL ESTATE

     At December 31, 2001 and 2000, the Company's mortgage loan and real estate portfolios consisted of the following:

     --------------------------------------------------------------------
     ($ IN MILLIONS)                                   2001        2000
     --------------------------------------------------------------------

     Current Mortgage Loans                          $1,976      $2,144
     Underperforming Mortgage Loans                      19          43
     --------------------------------------------------------------------
          Total Mortgage Loans                        1,995       2,187
     --------------------------------------------------------------------

     Real Estate - Foreclosed                            42          18
     Real Estate - Investment                            13          13
     --------------------------------------------------------------------
          Total Real Estate                              55          31
     --------------------------------------------------------------------
          Total Mortgage Loans and Real Estate       $2,050      $2,218
     ====================================================================

     Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

                                       36

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Aggregate annual maturities on mortgage loans at December 31, 2001 are as follows:

        -------------------------------------------------------------
        YEAR ENDING DECEMBER 31,
        ($ IN MILLIONS)
        -------------------------------------------------------------
        2002                                                $  139
        2003                                                   174
        2004                                                   133
        2005                                                   132
        2006                                                   206
        Thereafter                                           1,211
        -------------------------------------------------------------
             Total                                          $1,995
        =============================================================

     TRADING SECURITIES

     Trading securities of the Company are held in Tribeca Investments LLC. See
     Note 11.

     The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

     OTHER INVESTED ASSETS

     Other invested assets are composed of the following:

     ----------------------------------------------------------------------
     ($ IN MILLIONS)                                    2001         2000
     ----------------------------------------------------------------------
     Investment in Citigroup preferred stock          $  987       $  987
     Partnership investments                             949          807
     Real estate joint ventures                          520          535
     Other                                                29           27
     ----------------------------------------------------------------------
     Total                                            $2,485       $2,356
     ----------------------------------------------------------------------

     CONCENTRATIONS

     At December 31, 2001 and 2000, the Company had an investment in Citigroup
     Preferred Stock of $987 million. See Note 13.

     The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 13.

                                       37

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The Company had concentrations of investments, primarily fixed maturities at fair value, in the following industries:

        ---------------------------------------------------------------
        ($ IN MILLIONS)                              2001        2000
        ---------------------------------------------------------------
        Electric Utilities                         $3,883      $2,244
        Banking                                     1,944       2,078
        Finance                                     1,633       1,836
        ---------------------------------------------------------------

     The Company held investments in foreign banks in the amount of $954 million and $1,082 million at December 31, 2001 and 2000, respectively, which are included in the table above. Below investment grade assets included in the categories of the preceding table totaled $401 million in 2001 and $214 million in 2000.

     Included in fixed maturities are below investment grade assets totaling
     $2.3 billion and $2.0 billion at December 31, 2001 and 2000, respectively.
     The Company defines its below investment grade assets as those securities rated Ba1 (or its equivalent) or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

     Included in mortgage loans were the following group concentrations:

        ---------------------------------------------------------------
                                                     2001        2000
        ---------------------------------------------------------------
        STATE
        -----
        California                                 $  788      $  734
        New York                                      203         208

        PROPERTY TYPE
        -------------
        Agricultural                               $1,131      $1,006
        Office                                        471         661
        ---------------------------------------------------------------

     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, credit limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

     NON-INCOME PRODUCING INVESTMENTS

     Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

     RESTRUCTURED INVESTMENTS

     The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2001 and 2000. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2001 and 2000. Interest on these assets, included in net investment income, was also insignificant in 2001 and 2000.

                                       38

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     NET INVESTMENT INCOME

     --------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                 2001      2000       1999
     ($ IN MILLIONS)
     --------------------------------------------------------------------------

     GROSS INVESTMENT INCOME
          Fixed maturities                          $2,328    $2,061     $1,806
          Mortgage loans                               210       223        235
          Trading                                      131       208        141
          Joint ventures and partnerships               71       150        141
          Other, including policy loans                218       237        287
     --------------------------------------------------------------------------
     Total gross investment income                   2,958     2,879      2,610
     --------------------------------------------------------------------------
     Investment expenses                               127       149        104
     --------------------------------------------------------------------------
     Net investment income                          $2,831    $2,730     $2,506
     --------------------------------------------------------------------------

     REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

     Net realized investment gains (losses) for the periods were as follows:

     --------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                 2001      2000       1999
     ($ IN MILLIONS)
     --------------------------------------------------------------------------

     REALIZED INVESTMENT GAINS (LOSSES)
          Fixed maturities                             $207    $(219)     $(23)
          Equity securities                             (99)      91         7
          Mortgage loans                                  5       27        29
          Real estate held for sale                       3       25       108
          Other                                           9       (1)       (8)
     --------------------------------------------------------------------------
            Total realized investment gains (losses)   $125    $ (77)     $113
     --------------------------------------------------------------------------

     Changes in net unrealized investment gains (losses) that are reported in accumulated other changes in equity from nonowner sources were as follows:

     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                      2001    2000    1999
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------

     UNREALIZED INVESTMENT GAINS (LOSSES)
          Fixed maturities                                $ 85    $891  $(1,554)
          Equity securities                                 40    (132)      49
          Other                                            (20)     13      (30)
     ---------------------------------------------------------------------------
            Total unrealized investment gains (losses)     105     772   (1,535)
     ---------------------------------------------------------------------------
          Related taxes                                     37     271     (539)
     ---------------------------------------------------------------------------
          Change in unrealized investment gains (losses)    68     501     (996)
          Balance beginning of year                        103    (398)     598
     ---------------------------------------------------------------------------
            Balance end of year                           $171    $103  $  (398)
     ---------------------------------------------------------------------------

                                       39

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

5.   REINSURANCE

     The Company uses reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Since 1997 universal life business has been reinsured under an 80%/20%
     quota share reinsurance program and term life business has been reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification.
     Generally, the maximum retention on an ordinary life risk is $2.5 million.
     Total in-force business ceded under reinsurance contracts is $285.7 billion and $252.5 billion at December 31, 2001 and 2000.

     Effective July 1, 2000 the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. Written premiums ceded per these arrangements were $233.3 million and $123.4 million in 2001 and 2000, respectively, and earned premiums ceded were
     $240.1 million and $117.3 million in 2001 and 2000, respectively.

     The Company writes workers' compensation business through its Accident
     Department. This business is ceded 100% to an affiliate, The Travelers
     Indemnity Company.

     A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

                                              FOR THE YEARS ENDING DECEMBER 31,
     WRITTEN PREMIUMS                            2001       2000       1999
     --------------------------------------------------------------------------
     Direct                                     $2,848     $2,634     $2,274
     Assumed from:
          Non-affiliated companies                   1         --         --
     Ceded to:
          Affiliated companies                    (146)      (195)      (206)
          Non-affiliated companies                (591)      (465)      (322)
     --------------------------------------------------------------------------
     Total Net Written Premiums                 $2,112     $1,974     $1,746
     ==========================================================================

     EARNED PREMIUMS                             2001       2000       1999
     --------------------------------------------------------------------------
     Direct                                     $2,879     $2,644     $2,248
     Assumed from:
          Non-affiliated companies                   1         --         --
     Ceded to:
          Affiliated companies                    (180)      (216)      (193)
          Non-affiliated companies                (598)      (462)      (327)
     --------------------------------------------------------------------------
     Total Net Earned Premiums                  $2,102     $1,966     $1,728
     ==========================================================================

                                       40

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Reinsurance recoverables at December 31, 2001 and 2000 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

     REINSURANCE RECOVERABLES                             2001         2000
     -------------------------------------------------------------------------
     Life and Accident and Health Business:
          Non-affiliated companies                       $2,282       $2,024
     Property-Casualty Business:
          Affiliated companies                            1,881        1,953
     -------------------------------------------------------------------------
     Total Reinsurance Recoverables                      $4,163       $3,977
     =========================================================================

     Reinsurance recoverables include $1,060 million and $820 million from
     General Electric Capital Assurance Company, and also include $500 million and $539 million, from The Metropolitan Life Insurance Company at December
     31, 2001 and 2000, respectively.

6.   DEPOSIT FUNDS AND RESERVES

     At December 31, 2001 and 2000, the Company had $34.1 billion and $29.7 billion of life and annuity deposit funds and reserves, respectively. Of that total, $19.1 billion and $16.4 billion is not subject to discretionary withdrawal based on contract terms. The remaining $15.0 billion and $13.3 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $4.2 billion and $2.9 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.0 billion and $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.7% and 4.5%, respectively. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.8 billion and $5.5 billion of liabilities are surrenderable without charge. More than 10.2% and 10.5% of these relate to individual life products for 2001 and 2000, respectively. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

                                       41

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

7.   FEDERAL INCOME TAXES

     EFFECTIVE TAX RATE
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,            2001        2000        1999
     ---------------------------------------------------------------------------
     Income Before Federal Income Taxes        $1,911      $1,654      $1,592
     Statutory Tax Rate                            35%         35%         35%
     ---------------------------------------------------------------------------
     Expected Federal Income Taxes                669         579         557
     Tax Effect of:
          Non-taxable investment income           (20)        (19)        (19)
          Other, net                              (19)         (9)          7
     ---------------------------------------------------------------------------
     Federal Income Taxes                      $  630      $  551      $  545
     ===========================================================================
     Effective Tax Rate                            33%         33%         34%
     ---------------------------------------------------------------------------

     COMPOSITION OF FEDERAL INCOME TAXES

     Current:
          United States                        $  424      $  429       $  377
          Foreign                                  47          33           32
     ---------------------------------------------------------------------------
          Total                                   471         462          409
     ---------------------------------------------------------------------------
     Deferred:
          United States                           166          96          143
          Foreign                                  (7)         (7)         (7)
     ---------------------------------------------------------------------------
          Total                                   159          89          136
     ---------------------------------------------------------------------------
     Federal Income Taxes                      $  630      $  551       $  545
     ===========================================================================

     Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2001,
     2000 and 1999 were $21 million, $24 million and $17 million, respectively.

                                       42

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The net deferred tax liabilities at December 31, 2001 and 2000 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

     ---------------------------------------------------------------------------
     ($ IN MILLIONS)                                          2001        2000
     ---------------------------------------------------------------------------
     Deferred Tax Assets:
          Benefit, reinsurance and other reserves             $539        $667
          Operating lease reserves                              62          66
          Employee benefits                                    104         102
          Other                                                158         139
     ---------------------------------------------------------------------------
              Total                                            863         974
     ---------------------------------------------------------------------------
     Deferred Tax Liabilities:
          Deferred acquisition costs and value of
            insurance in force                                (968)       (843)
          Investments, net                                    (215)       (308)
          Other                                                (89)       (107)
     ---------------------------------------------------------------------------
              Total                                         (1,272)     (1,258)
     ---------------------------------------------------------------------------
     Net Deferred Tax Liability                              $(409)      $(284)
     ---------------------------------------------------------------------------

     The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     At December 31, 2001, the Company had no ordinary or capital loss carryforwards.

     The policyholders' surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                                       43

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

8.   SHAREHOLDER'S EQUITY

     SHAREHOLDER'S EQUITY AND DIVIDEND AVAILABILITY

     The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $330 million, $981 million and $890 million for the years ended December 31, 2001, 2000 and 1999, respectively.
     The Company's statutory capital and surplus was $5.09 billion and $5.16 billion at December 31, 2001 and 2000, respectively.

     Effective January 1, 2001, the Company began preparing its statutory basis financial statements in accordance with the National Association of
     Insurance Commissioners' ACCOUNTING PRACTICES AND PROCEDURES MANUAL -
     VERSION EFFECTIVE JANUARY 1, 2001, subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of
     Significant Accounting Policies, Permitted Statutory Accounting Practices).
     The impact of this change on statutory capital and surplus was not significant. The impact of this change on statutory net income was $119 million, related to recording equity method investment earnings as unrealized gains versus net investment income.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of
     $586 million is available by the end of the year 2002 for such dividends without prior approval of the State of Connecticut Insurance Department, depending upon the amount and timing of the payments. The Company paid dividends of $472 million, $860 million and $550 million in 2001, 2000 and
     1999, respectively.

                                       44

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

8.   SHAREHOLDER'S EQUITY (CONTINUED)

     ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES, NET OF TAX

     Changes in each component of Accumulated Other Changes in Equity from
     Nonowner Sources were as follows:

                                                         NET UNREALIZED                                           ACCUMULATED
                                                         GAIN (LOSS) ON    FOREIGN CURRENCY     DERIVATIVE      OTHER CHANGES IN
     ($ IN MILLIONS)                                       INVESTMENT        TRANSLATION      INSTRUMENTS AND     EQUITY FROM
                                                           SECURITIES        ADJUSTMENTS    HEDGING ACTIVITIES  NONOWNER SOURCES
     ----------------------------------------------------------------------------------------------------------------------------

     BALANCE, JANUARY 1, 1999                                $ 607             $  (9)             $  --              $ 598
     Unrealized losses on investment securities,
        net of tax of $(576)                                  (923)               --                 --               (923)
     Less:  reclassification adjustment for gains
        included in net income, net of tax of $40              (73)               --                 --                (73)
     ----------------------------------------------------------------------------------------------------------------------------
     PERIOD CHANGE                                            (996)               --                 --               (996)
     ----------------------------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 1999                               (389)               (9)                --               (398)
     Unrealized gains on investment securities,
        net of tax of $297                                     451                --                 --                451
     Less:  reclassification adjustment for losses
        included in net income, net of tax of $(27)             50                --                 --                 50
     Foreign currency translation adjustment, net
        of tax of $1                                            --                 1                 --                  1
     ----------------------------------------------------------------------------------------------------------------------------
     PERIOD CHANGE                                             501                 1                 --                502
     ----------------------------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2000                                112                (8)                --                104
     Cumulative effect of change in accounting
        for derivative instruments and hedging
        activities, net of tax of $(16)                         --                --                (29)               (29)
     Unrealized gain on investment securities,
        net of tax of $80                                      149                --                 --                149
     Less:  reclassification adjustment for gains
        included in net income, net of tax of $44              (81)               --                 --                (81)
     Foreign currency translation adjustment, net
        of tax of $(3)                                          --                (5)                --                 (5)
     Derivative instrument hedging activity
        losses, net of tax of $(35)                             --                --                (64)               (64)
     ----------------------------------------------------------------------------------------------------------------------------
     PERIOD CHANGE                                              68                (5)               (93)               (30)
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2001                              $ 180             $ (13)             $ (93)             $  74
     ----------------------------------------------------------------------------------------------------------------------------

                                       45

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

9.   BENEFIT PLANS

     PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TPC. (See Note 16). The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2001, 2000 and 1999.

     401(K) SAVINGS PLAN

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2001, 2000 and 1999. See Note 13.

10.  LEASES

     Most leasing functions for TPC and its subsidiaries are administered by the property casualty affiliates of the Company. Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $26 million, $26 million, and $30 million in 2001, 2000 and 1999, respectively.

        ---------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                   MINIMUM OPERATING
        ($ IN MILLIONS)                             RENTAL PAYMENTS
        ---------------------------------------------------------------
        2002                                              $46
        2003                                               47
        2004                                               44
        2005                                               41
        2006                                               43
        Thereafter                                        220
        ---------------------------------------------------------------
        Total Rental Payments                            $441
        ===============================================================

     Future sublease rental income of approximately $91 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $167 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

     See Note 16 for additional information about lease arrangements.

                                       46

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

11.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, currency swaps, equity swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price changes and foreign currency risk. The Company, through Tribeca Investments LLC, a subsidiary that is a broker-dealer, holds and issues derivative instruments for trading purposes.

     The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts, which offset asset price changes resulting from changes in market interest rates until an investment is purchased, or a product is sold. Futures contracts are commitments to buy or sell at a future date a financial instrument, commodity, or currency at a contracted price, and may be settled in cash or through delivery.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the
     Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     Currency option contracts are used on an ongoing basis to hedge the
     Company's exposure to foreign currency exchange rates that result from the
     Company's direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters contracts that give it the right, but not the obligation, to sell the foreign currency within a limited time at a contracted price that may also be settled in cash, based on differentials in the foreign exchange rate. These contracts cannot be settled prior to maturity.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each other based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with a corresponding liability originated in a foreign currency. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S.
     Dollars based upon interest amounts calculated by reference to an agreed upon notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon prevailing foreign exchange rates. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

                                       47

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     Forward contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the net investment in the Company's Canadian Operations as well as direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts to exchange foreign currency for U.S.
     Dollars with major financial institutions. These contracts cannot be settled prior to maturity. At the maturity date the Company must purchase the foreign currency necessary to settle the contracts.

     The Company monitors the creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, credit limits and other monitoring procedures.

     The following table summarizes certain information related to the Company's hedging activities for the year ended December 31, 2001:

                                                           Year Ended
             ($ IN MILLIONS)                              December 31,
                                                              2001
        ----------------------------------------------------------------
             Hedge ineffectiveness recognized
                related to fair value hedges                 $ (4.1)
             Hedge ineffectiveness recognized
                related to cash flow hedges                    (6.2)
             Cash flow transaction amount expected
                to be reclassified from accumulated
                other changes in equity from
                nonowner sources into pretax
                earnings within twelve months from
                12/31/01                                     (110.0)
             Net gain recorded in accumulated
                other changes in equity from
                nonowner sources related to net                 0.8
                investment hedges
        ----------------------------------------------------------------

     During the year ended December 31, 2001 there were no discontinued
     forecasted transactions.

     In 2000, these derivative financial instruments were treated as off-balance sheet instruments. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, equity swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have very little credit risk since organized exchanges are the counterparties.

                                       48

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to non-affiliated partnerships. The off-balance sheet risk of fixed and variable rate loan commitments was not significant at December 31, 2001 and 2000. The Company had unfunded commitments of $525.1 million and $491.2 million to these partnerships at December 31, 2001 and 2000, respectively.

     FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS

     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of
     Financial Accounting Standards No. 107, "Disclosure about Fair Value of
     Financial Instruments," and therefore are not included in the amounts discussed.

     At December 31, 2001 and 2000, investments in fixed maturities had a carrying value and a fair value of $32.1 billion and $26.8 billion, respectively. See Notes 1 and 4.

     At December 31, 2001, mortgage loans had a carrying value of $2.0 billion and a fair value of $2.1 billion and at year-end 2000 had a carrying value of $2.2 billion and a fair value of $2.2 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Included in other invested assets are 987 shares of Citigroup Cumulative
     Preferred Stock Series YY carried at cost of $987 million at December 31,
     2001 and 2000. This series YY preferred stock pays cumulative dividends at
     5.321%, has a liquidation value of $1 million per share, and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after December 22,
     2018. Dividends totaling $52.5 million were received during 2001, 2000 and
     1999, respectively. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

     At December 31, 2001, contractholder funds with defined maturities had a carrying value of $9.5 billion and a fair value of $10.0 billion, compared with a carrying value and a fair value of $6.8 billion and $6.7 billion at
     December 31, 2000. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the
     Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.6 billion and a fair value of $10.3 billion at December 31, 2001, compared with a carrying value of $10.1 billion and a fair value of $9.9 billion at
     December 31, 2000. These contracts generally are valued at surrender value.

     The carrying values of $495 million and $588 million of financial instruments classified as other assets approximated their fair values at
     December 31, 2001 and 2000, respectively. The carrying values of $1.5 billion and $2.4 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 2001 and
     2000, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $507 million at December 31, 2001, compared with a carrying value and a fair value of $376 million at December
     31, 2000. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $507 million at December
     31, 2001, compared with a carrying value and a fair value of $376 million at December 31, 2000.

                                       49

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

12.  COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     See Note 11 for a discussion of financial instruments with off-balance sheet risk.

     LITIGATION

     In March 1997, a purported class action entitled PATTERMAN V. THE
     TRAVELERS, INC., ET AL. was commenced in the Superior Court of Richmond
     County, Georgia, alleging, among other things, violations of the Georgia
     RICO statute and other state laws by an affiliate of the Company, Primerica
     Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From
     February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed.

     In April 2000, the matter was remanded to the Superior Court of Richmond
     County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

     TIC and its subsidiaries are defendants or co-defendants in various other litigation matters in the normal course of business. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

13.  RELATED PARTY TRANSACTIONS

     Certain administrative and data processing services are provided to the
     Company by its property casualty affiliates. Investment advisory and management services are provided to the Company by other affiliates. The
     Company provides various employee benefits coverages to employees of certain subsidiaries of TPC. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department. The amounts due from affiliates included in other assets in 2001 and 2000 were
     $88.2 million and $50.0 million, respectively. See Note 16.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2001 and 2000, the pool totaled approximately $5.6 billion and $4.4 billion, respectively. The
     Company's share of the pool amounted to $2.6 billion and $1.8 billion at
     December 31, 2001 and 2000, respectively, and is included in short-term securities in the consolidated balance sheets.

                                       50

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The Company markets deferred annuity products and life insurance through its affiliate, Salomon Smith Barney (SSB). Annuity deposits related to these products were $1.5 billion, $1.8 billion, and $1.3 billion in 2001,
     2000 and 1999, respectively. Life premiums were $96.5 million, $77.0 million and $60.9 million in 2001, 2000 and 1999, respectively.

     The Company also markets individual annuity and life insurance through
     CitiStreet Retirement Services LLC, a division of CitiStreet, a joint venture between Citigroup and State Street Bank. Deposits received from
     CitiStreet Retirement Services, LLC were $1.6 billion, $1.8 billion and
     $1.6 billion in 2001, 2000 and 1999, respectively.

     Primerica Financial Services, Inc. (Primerica), an affiliate, is a distributor of products for TLA. Primerica sold $901 million, $1.03 billion and $903 million of individual annuities in 2001, 2000 and 1999, respectively.

     The Company markets individual annuity products through an affiliate
     Citibank, N.A. (Citibank). Deposits received from Citibank were $564 million and $392 million in 2001 and 2000, respectively, and were insignificant in 1999.

     The Company sells structured settlement annuities to its property casualty affiliates in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $194 million, $191 million, and $156 million for 2001, 2000 and 1999, respectively. Reserves and contractholder funds related to these annuities amounted to $825 million and $811 million in 2001 and 2000, respectively.

     At December 31, 2001 and 2000 the Company had outstanding loaned securities to SSB for $413.5 million and $234.1 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 2001 and 2000, carried at cost. Dividends received on this investment were $52.5 million in 2001, and 2000 and 1999.

     The Company had investments in an affiliated joint venture, Tishman Speyer, in the amount of $310.9 million and $355.5 million at December 31, 2001 and
     2000, respectively. Income of $65.5 million, $67.0 million and $109.5 million was earned on these investments in 2001, 2000 and 1999, respectively.

     The Company also had an investment in Greenwich Street Capital Partners I, an affiliated private equity investment, in the amount of $21.6 million and
     $74.2 million at December 31, 2001 and 2000, respectively. Income (loss) of
     $(41.6) million, $8.1 million and $9.9 million were earned on this investment in 2001, 2000 and 1999, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

     Primerica Life has entered into a General Agency Agreement with Primerica, that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by
     Primerica Life. In each of 2001, 2000, and 1999 the fees paid by Primerica
     Life were $12.5 million.

                                       51

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and other employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997 and the Citigroup Ownership Program in 2001. Under this program, all employees meeting established requirements have been granted
     Citigroup stock options. During 2000 and 2001, Citigroup introduced the
     Citigroup 2000 Stock Purchase Plan and Citigroup 2001 Stock Purchase
     Program for new employees, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date. The Company's charge to income was insignificant in
     2001, 2000 and 1999.

     The Company also participates in the Citigroup Capital Accumulation
     Program. Participating officers and other employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. The Company's charge to income was insignificant in 2001, 2000 and 1999.

     Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant, is included with other assets in the
     Consolidated Balance Sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2001, 2000 and 1999.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and
     related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards.
     FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

     ---------------------------------------------------------------------------
     YEAR ENDED DECEMBER 31,                          2001      2000      1999
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------
     Net income, as reported                         $1,272    $1,103    $1,047
     FAS 123 pro forma adjustments, after tax           (15)      (19)      (16)
     ---------------------------------------------------------------------------
     Net income, pro forma                           $1,257    $1,084    $1,031
     ---------------------------------------------------------------------------

     The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

     ---------------------------------------------------------------------------
     YEAR ENDED DECEMBER 31,                          2001       2000     1999
     ---------------------------------------------------------------------------
     Expected volatility of Citigroup Stock           38.31%     41.5%     44.1%
     Risk-free interest rate                           4.42%     6.23%     5.29%
     ---------------------------------------------------------------------------
     Expected annual dividend per Citigroup share    $ 0.92    $ 0.78    $ 0.47
     ---------------------------------------------------------------------------
     Expected annual forfeiture rate                      5%        5%        5%
     ---------------------------------------------------------------------------

                                       52

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)

14.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:

     ---------------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31,                         2001     2000     1999
     ($ IN MILLIONS)
     ---------------------------------------------------------------------------------

     Net Income from Continuing Operations                  $1,281   $1,103   $1,047
       Adjustments to reconcile net income to net cash
       provided by operating activities:
         Realized (gains) losses                              (125)      77     (113)
         Deferred federal income taxes                         159       89      136
         Amortization of deferred policy acquisition costs     379      347      315
         Additions to deferred policy acquisition costs       (851)    (792)    (686)
         Investment income                                    (493)    (384)    (221)
         Premium balances                                        7       20      (13)
         Insurance reserves and accrued expenses               686      559      411
         Other                                                 237      221       99
     ---------------------------------------------------------------------------------
         Net cash provided by operations                    $1,280   $1,240   $  975
     ---------------------------------------------------------------------------------

15.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999. Foreclosures in 2001 and 2000 were insignificant.

16.  SUBSEQUENT EVENTS

     On February 8, 2002, TPC filed a registration statement with the Securities and Exchange Commission in connection with the proposed offering of a minority interest in TPC. Citigroup has announced its plan to make a tax-free distribution of a portion of its remaining interest in TPC by year-end 2002. Prior to the proposed offering, the Company will be distributed to by TPC to TPC's immediate parent company, so that the
     Company will remain an indirect wholly owned subsidiary of Citigroup after the offering. Therefore, all retirement and post retirement plans previously provided to Company employees by TPC will be administered by
     Citigroup. Prior to the offering, TIC intends to sell its home office buildings in Hartford, Connecticut and a building in Norcross, Georgia housing TPC's information systems department to TPC for $68 million. The company will have the right to continue to use the names "Travelers Life &
     Annuity," "The Travelers Insurance Company," "The Travelers Life and
     Annuity Company," and the related names in connection with the Company's business. Currently, TIC and TLAC share services with the property casualty subsidiaries of TPC. These services, which include leasing arrangements, facilities management, banking and financial functions, benefit coverages, data processing services, a short-term investment pool and others, will be phased out over a brief period of time if the transaction is completed. If the distribution does not occur, these services will likely continue for the foreseeable future.

     In connection with the proposed distribution described above, on February
     27, 2002, TPC exchanged the 50,793,450 shares of Citigroup common stock owned by it for 2,225 shares of Citigroup's 6.767% Cumulative Preferred
     Stock, Series YYY, par value $1.00 per share and liquidation value $1 million per share. The exchange ratio was based on the closing price of
     Citigroup's common stock on the New York Stock Exchange on February 25,
     2002. Prior to the proposed TPC offering, TPC will contribute the Series
     YYY Preferred Stock to the Company.

                                       53

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
          FINANCIAL DISCLOSURE.

None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 11.  EXECUTIVE COMPENSATION.

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

                                       54

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)  Documents filed:

     (1)  Financial Statements. See index on page 15 of this report.

     (2)  Financial Statement Schedules. See index on page 58 of this report.

     (3)  Exhibits. See Exhibit Index on page 56.

(b)  Reports on Form 8-K:
          None

                                       55

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

     3.       Articles of Incorporation and By-Laws

               a.)  Charter of The Travelers Insurance Company (the "Company"),
                    as effective October 19, 1994, incorporated by reference to
                    Exhibit 3.01 to the Company's Quarterly Report on Form 10-Q
                    for the fiscal quarter ended September 30, 1994 (File No.
                    33-33691) (the "Company's September 30, 1994 10-Q").

               b.)  By-laws of the Company, as effective October 20, 1994, incorporated by reference to Exhibit 3.02 to the Company's
                    September 30, 1994 10-Q.

    10.        Lease for office space in Hartford, Connecticut dated as of April
               2, 1996, by and between the Company and The Travelers Indemnity
               Company, incorporated by reference to Exhibit 10.14 to the Annual
               Report on Form 10-K of Travelers Property Casualty Corp. for the
               fiscal year ended December 31, 1996 (File No. 1-14328).

    21.        Subsidiaries of the Registrant:

                    Omitted pursuant to General Instruction I(2)(b) of
                    Form 10-K.

                                       56

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March,
2002.

                                              THE TRAVELERS INSURANCE COMPANY
                                                        (Registrant)

              By: /S/ GLENN D. LAMMEY
                  -------------------------
                  Glenn D. Lammey
                  Executive Vice President,
                  Chief Financial Officer and Chief Accounting Officer
                  (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of March, 2002.

SIGNATURE                          CAPACITY
---------                          --------

/S/ GEORGE C. KOKULIS              Director and Chief Executive Officer
--------------------------         (Principal Executive Officer)
(George C. Kokulis)

/S/ GLENN D. LAMMEY                Director, Chief Financial Officer and
--------------------------         Chief Accounting Officer (Principal Financial
(Glenn D. Lammey)                  Officer and Principal Accounting Officer)

/S/ WILLIAM R. HOGAN               Director
--------------------------
(William R. Hogan)

/S/ MARLA BERMAN LEWITUS           Director
--------------------------
(Marla Berman Lewitus)

Supplemental Information to be Furnished With Reports Filed Pursuant to Section
15(d) of the Act by Registrants Which Have Not Registered Securities pursuant to
Section 12 of the Act: NONE

No Annual Report to Security Holders covering the registrant's last fiscal year or proxy material with respect to any meeting of security holders has been sent, or will be sent, to security holders.

                                       57

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                                                                            PAGE

The Travelers Insurance Company and Subsidiaries

     Independent Auditors' Report                                             *

     Consolidated Statements of Income                                        *

     Consolidated Balance Sheets                                              *

     Consolidated Statements of Changes In Retained Earnings and
         Accumulated Other Changes in Equity from Nonowner Sources            *

     Consolidated Statements of Cash Flows                                    *

     Notes to Consolidated Financial Statements                               *

Independent Auditors' Report                                                 59

Schedule I - Summary of Investments - Other than Investments in
   Related Parties 2001                                                      60

Schedule III - Supplementary Insurance Information 1999-2001                 61

Schedule IV - Reinsurance 1999-2001                                          62

All other schedules are inapplicable for this filing.

* See index on page 15

                                       58

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
The Travelers Insurance Company:

Under date of January 17, 2002, except as to Note 16, which is as of February
27, 2002, we reported on the consolidated balance sheets of The Travelers
Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from nonowner sources, and cash flows for each of the years in the three-year period ended December 31, 2001, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

/s/ KPMG LLP

Hartford, Connecticut
January 17, 2002, except as to
    Note 16, which is as of February 27, 2002

                                       59

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2001
                                 ($ IN MILLIONS)

-----------------------------------------------------------------------------------------------------
TYPE OF INVESTMENT                                                                  AMOUNT SHOWN IN
                                                                  COST      VALUE   BALANCE SHEET(1)
-----------------------------------------------------------------------------------------------------

Fixed Maturities:
     Bonds:
         U.S. Government and government agencies and
           authorities                                           $5,485    $5,447        $5,447
         States, municipalities and political subdivisions          108       111           111
         Foreign governments                                        810       851           851
         Public utilities                                         3,249     3,280         3,280
         Convertible bonds and bonds with warrants attached         343       353           353
         All other corporate bonds                               21,564    21,855        21,855
-----------------------------------------------------------------------------------------------------
              Total Bonds                                        31,559    31,897        31,897
     Redeemable preferred stocks                                    171       175           175
-----------------------------------------------------------------------------------------------------
         Total Fixed Maturities                                  31,730    32,072        32,072
-----------------------------------------------------------------------------------------------------
Equity Securities:
     Common Stocks:
         Banks, trust and insurance companies                         9        10            10
         Industrial, miscellaneous and all other(2)                  30        34            34
-----------------------------------------------------------------------------------------------------
              Total Common Stocks                                    39        44            44
     Nonredeemable preferred stocks                                 375       371           371
-----------------------------------------------------------------------------------------------------
         Total Equity Securities                                    414       415           415
-----------------------------------------------------------------------------------------------------
Mortgage Loans                                                    1,995                   1,995
Real Estate Held For Sale                                            55                      55
Policy Loans                                                      1,208                   1,208
Short-Term Securities                                             3,053                   3,053
Other Investments(3 4 5)                                          3,077                   3,053
-----------------------------------------------------------------------------------------------------
         Total Investments                                      $41,532                 $41,851
=====================================================================================================

(1)  Determined in accordance with methods described in Notes 1 and 4 of the
     Notes to Consolidated Financial Statements.

(2)  Excludes $57 million related party investment.

(3)  Excludes $987 million of Citigroup Inc. preferred stock. See Note 13 of
     Notes to Consolidated Financial Statements.

(4)  Also excludes $325 million fair value of investment in affiliated partnership interests.

(5)  Includes derivatives marked to market and recorded at fair value in the balance sheet.

                                       60

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ IN MILLIONS)

----------------------------------------------------------------------------------------------------------------------------------
                                                FUTURE POLICY
                                  DEFERRED      BENEFITS,        OTHER POLICY                                      AMORTIZATION OF
                                  POLICY        LOSSES, CLAIMS   CLAIMS AND              NET          BENEFITS,    DEFERRED POLICY
                                  ACQUISITION   AND LOSS         BENEFITS      PREMIUM   INVESTMENT   CLAIMS AND   ACQUISITION
                                  COSTS         EXPENSES(1)      PAYABLE       REVENUE   INCOME       LOSSES(2)    COSTS
-------------------------------------------------------------------------------------------------------------------------------

                        2001

Travelers Life & Annuity           $1,672         $33,475           $368        $ 957     $2,530      $2,534          $171
Primerica Life                      1,789           3,044            144        1,145        301         507           208
----------------------------------------------------------------------------------------------------------------------------------
Total                              $3,461         $36,519           $512       $2,102     $2,831      $3,041          $379
==================================================================================================================================

                        2000

Travelers Life & Annuity           $1,291         $29,377           $321        $ 860     $2,450      $2,294          $166
Primerica Life                      1,698           2,856            140        1,106        280         496           181
----------------------------------------------------------------------------------------------------------------------------------
Total                              $2,989         $32,233           $461       $1,966     $2,730      $2,790          $347
==================================================================================================================================

                        1999

Travelers Life & Annuity           $1,081         $26,958           $280        $ 656     $2,249      $1,954          $127
Primerica Life                      1,607           2,734            158        1,072        257         488           188
----------------------------------------------------------------------------------------------------------------------------------
Total                              $2,688         $29,692           $438       $1,728     $2,506      $2,442          $315
==================================================================================================================================

-----------------------

  OTHER
  OPERATING   PREMIUMS
  EXPENSES     WRITTEN
-----------------------

    $154       $  955
     217        1,157
-----------------------
    $371       $2,112
=======================

    $233       $  859
     230        1,115
-----------------------
    $463       $1,974
=======================

    $322       $  666
     197        1,080
-----------------------
    $519       $1,746
=======================

(1)  Includes contractholder funds.
(2)  Includes interest credited to contractholders.

                                       61

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ IN MILLIONS)

---------------------------------------------------------------------------------------------------------
                                                                                               PERCENTAGE
                                                     CEDED TO       ASSUMED                    OF AMOUNT
                                         GROSS         OTHER       FROM OTHER       NET          ASSUMED
                                         AMOUNT      COMPANIES     COMPANIES       AMOUNT        TO NET
---------------------------------------------------------------------------------------------------------

                                                    2001
                                                    ----
Life Insurance In Force                 $510,457      $285,696      $  3,636      $228,397         1.6%

Premiums:
     Life insurance                     $  2,378      $    352      $     --      $  2,026          --
     Accident and health insurance           321           246             1            76          --
     Property casualty                       180           180            --            --          --
                                        --------      --------      --------      --------      ------
         Total Premiums                 $  2,879      $    778      $      1      $  2,102          --
                                        ========      ========      ========      ========      ======

                                                    2000
                                                    ----
Life Insurance In Force                 $480,958      $252,498      $  3,692      $232,152         1.6%

Premiums:
     Life insurance                     $  2,106      $    330      $     --      $  1,776          --
     Accident and health insurance           322           132            --           190          --
     Property casualty                       216           216            --            --          --
                                        --------      --------      --------      --------      ------
         Total Premiums                 $  2,644      $    678      $     --      $  1,966          --
                                        ========      ========      ========      ========      ======

                                                    1999
                                                    ----
Life Insurance In Force                 $457,541      $222,522      $  3,723      $238,742         1.6%

Premiums:
     Life insurance                     $  1,768      $    313      $     --      $  1,455          --
     Accident and health insurance           287            14            --           273          --
     Property casualty                       193           193            --            --          --
                                        --------      --------      --------      --------      ------
         Total Premiums                 $  2,248      $    520      $     --      $  1,728          --
                                        ========      ========      ========      ========      ======

                                       62

                        UNAUDITED FINANCIAL STATEMENTS OF

                                       TIC

                                      AS OF

                               SEPTEMBER 30, 2002

                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                          THREE MONTHS ENDED      NINE MONTHS ENDED
                                                             SEPTEMBER 30,           SEPTEMBER 30,
----------------------------------------------------------------------------------------------------
                                                            2002        2001      2002         2001
                                                          -------     -------    -------     -------

REVENUES

Premiums                                                  $   497     $   421    $ 1,457     $ 1,477
Net investment income                                         717         671      2,142       2,132
Realized investment gains (losses)                           (161)         91       (317)        192
Fee income                                                    129         132        414         396
Other revenues                                                 40          22         94          89
----------------------------------------------------------------------------------------------------
     Total Revenues                                         1,222       1,337      3,790       4,286
----------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                         450         375      1,300       1,308
Interest credited to contractholders                          316         298        899         884
Amortization of deferred acquisition costs                     97          95        270         281
General and administrative expenses                           101          78        296         283
----------------------------------------------------------------------------------------------------
     Total Benefits and Expenses                              964         846      2,765       2,756
----------------------------------------------------------------------------------------------------

Income from operations before federal income taxes and
cumulative effects of changes in accounting principles        258         491      1,025       1,530

Federal income taxes                                           61         160        285         507
----------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
    accounting principles                                     197         331        740       1,023
Cumulative effect of change in accounting for
    derivative instruments and hedging activities,
    net of tax                                                 --          --         --          (6)
Cumulative effect of change in accounting for
    securitized financial assets, net of tax                   --          --         --          (3)
----------------------------------------------------------------------------------------------------

Net Income                                                $   197     $   331    $   740     $ 1,014
====================================================================================================

            See Notes to Condensed Consolidated Financial Statements

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 ($ IN MILLIONS)

                                                                SEPTEMBER 30, 2002  DECEMBER 31, 2001
                                                                    (UNAUDITED)
-----------------------------------------------------------------------------------------------------

ASSETS

Investments (including $1,402 and $2,330 subject to
   securities lending agreements)                                     $47,484            $43,220
Separate and variable accounts                                         21,025             24,837
Reinsurance recoverable                                                 4,261              4,163
Deferred acquisition costs                                              3,853              3,461
Other assets                                                            3,012              2,185
-----------------------------------------------------------------------------------------------------
     Total Assets                                                     $79,635            $77,866
-----------------------------------------------------------------------------------------------------

LIABILITIES

Contractholder funds                                                  $26,243            $22,810
Future policy benefits and claims                                      14,865             14,221
Separate and variable accounts                                         21,025             24,837
Other liabilities                                                       6,351              6,813
-----------------------------------------------------------------------------------------------------
     Total Liabilities                                                 68,484             68,681
-----------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY

Common stock, par value $2.50; 40 million shares authorized,
     issued and outstanding                                               100                100
Additional paid-in capital                                              5,471              3,869
Retained earnings                                                       5,296              5,142
Accumulated other changes in equity from nonowner sources                 284                 74
-----------------------------------------------------------------------------------------------------
     Total Shareholder's Equity                                        11,151              9,185
-----------------------------------------------------------------------------------------------------

     Total Liabilities and Shareholder's Equity                       $79,635            $77,866
=====================================================================================================

            See Notes to Condensed Consolidated Financial Statements.

                                       2

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                             THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                SEPTEMBER 30,          SEPTEMBER 30,
---------------------------------------------------------------------------------------------------------
COMMON STOCK                                                  2002        2001        2002        2001
---------------------------------------------------------------------------------------------------------

Balance, beginning of period                                $   100     $   100     $   100     $   100
Changes in common stock                                          --          --          --          --
---------------------------------------------------------------------------------------------------------
Balance, end of period                                      $   100     $   100     $   100     $   100
=========================================================================================================

---------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
---------------------------------------------------------------------------------------------------------
Balance, beginning of period                                $ 5,471     $ 3,858     $ 3,869     $ 3,848
Stock option tax benefit                                         --           1           6          11
Capital contributed by parent                                    --          --       1,596          --
---------------------------------------------------------------------------------------------------------
Balance, end of period                                      $ 5,471     $ 3,859     $ 5,471     $ 3,859
=========================================================================================================

---------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
---------------------------------------------------------------------------------------------------------

Balance, beginning of period                                $ 5,257     $ 4,710     $ 5,142     $ 4,342
Net income                                                      197         331         740       1,014
Dividends to parent                                            (158)       (157)       (586)       (472)
---------------------------------------------------------------------------------------------------------
Balance, end of period                                      $ 5,296     $ 4,884     $ 5,296     $ 4,884
=========================================================================================================

---------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES
---------------------------------------------------------------------------------------------------------

Balance, beginning of period                                $    (2)    $   105     $    74     $   104
Cumulative effect of change in accounting principle
   for derivative instruments and hedging activities,
   net of tax                                                    --          --          --         (29)
Foreign currency translation, net of tax                          2          --           4          --
Unrealized gains, net of tax                                    380         310         300         342
Derivative instrument hedging activity losses,
    net of tax                                                  (96)       (100)        (94)       (102)

---------------------------------------------------------------------------------------------------------
Balance, end of period                                      $   284     $   315     $   284     $   315
=========================================================================================================

---------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES
---------------------------------------------------------------------------------------------------------

Net income                                                  $   197     $   331     $   740     $ 1,014
Other changes in equity from nonowner sources                   286         210         210         211
---------------------------------------------------------------------------------------------------------
Total changes in equity from nonowner sources               $   483     $   541     $   950     $ 1,225
=========================================================================================================

            See Notes to Condensed Consolidated Financial Statements.

                                       3

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH
                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                             NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                            2002          2001
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 $    755     $    984
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
              Fixed maturities                               3,101        2,498
              Equity Securities                                 19           --
              Mortgage loans                                   161          310
     Proceeds from sales of investments
              Fixed maturities                              11,484       10,678
              Equity securities                                937           90
              Real estate held for sale                         15            2
     Purchases of investments
              Fixed maturities                             (17,980)     (16,290)
              Equity securities                               (871)         (35)
              Mortgage loans                                  (197)        (145)
     Policy loans, net                                          30           27
     Short-term securities sales (purchases), net            1,170         (765)
     Other investment sales (purchases), net                   (16)         161
     Securities transactions in course of settlement, net   (1,568)         303
--------------------------------------------------------------------------------
     Net cash used in investing activities                  (3,715)      (3,166)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                            6,966        6,473
     Contractholder fund withdrawals                        (3,575)      (3,809)
     Capital contribution by parent                            172           --
     Dividends to parent company                              (586)        (472)
     Payment of long term debt                                  (4)          --
--------------------------------------------------------------------------------
     Net cash provided by financing activities               2,973        2,192
--------------------------------------------------------------------------------
Net increase in cash                                            13           10
Cash at beginning of period                                    146          150
--------------------------------------------------------------------------------
Cash at end of period                                     $    159     $    160
================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Interest paid                                        $      2     $     --
     Income taxes paid                                    $    265     $    278
================================================================================

            See Notes to Condensed Consolidated Financial Statements.

                                       4

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

     The Travelers Insurance Company (TIC, together with its subsidiaries, the
     Company), is a wholly owned subsidiary of Citigroup Insurance Holding
     Corporation (CIHC), an indirect wholly owned subsidiary of Citigroup Inc.
     (Citigroup). Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The condensed consolidated financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and are unaudited. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates. The condensed consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. In the opinion of management, the interim financial statements reflect all adjustments necessary (all of which were normal recurring adjustments) for a fair presentation of results for the periods reported. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31,
     2001.

     On March 27, 2002, Travelers Property Casualty Corp. (TPC), the Company's
     parent at December 31, 2001, completed its initial public offering (IPO).
     On August 20, 2002, Citigroup made a tax-free distribution to its stockholders of a portion of its remaining interest in TPC. Prior to the
     IPO the following transactions occurred:

     o    The common stock of the Company was distributed by TPC to CIHC so the
          Company would remain an indirect wholly owned subsidiary of Citigroup.

     o    The Company sold its home office buildings in Hartford, Connecticut and a building housing TPC's information systems in Norcross, Georgia to TPC for $68 million.

     o    TLA Holdings LLC, a non-insurance subsidiary valued at $142 million, was contributed to the Company by TPC.

     o    The Company assumed pension, post-retirement and post-employment benefits payable to all inactive employees of the former Travelers
          Insurance entities and received $189 million of cash and other assets from TPC to offset these benefit liabilities.

     o    The Company received 2,225 shares of Citigroup's 6.767% Cumulative
          Preferred Stock, Series YYY, with a par value of $1.00 per share and a liquidation value of $1 million per share as a contribution from TPC.

     Currently, the Company shares services with TPC and its subsidiaries. These services, which include leasing arrangements, facilities management, banking and financial functions, benefit coverages, data processing services, a short-term investment pool and others, are being phased out over a brief period of time since the tax-free distribution occurred. The
     Company has a license from TPC to use the names "Travelers Life & Annuity,"
     "The Travelers Insurance Company," "The Travelers Life and Annuity Company"
     (TLAC) and related names in connection with the Company's business.

     Certain financial information that is normally included in annual financial statements prepared in accordance with GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

     Certain prior year amounts have been reclassified to conform to the 2002 presentation.

                                       5

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

2.   CHANGES IN ACCOUNTING PRINCIPLES AND ACCOUNTING STANDARDS NOT YET ADOPTED

     ACCOUNTING CHANGES

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 1, 2002, the Company adopted the Financial Accounting
     Standards Board (FASB) Statements of Financial Accounting Standards No.
     141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other
     Intangible Assets" (FAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives.

     The Company stopped amortizing goodwill on January 1, 2002. During the three months ended September 30, 2001, the Company reversed $8 million of negative goodwill. Net income adjusted to exclude the impact of goodwill amortization for the three and nine months ended September 30, 2001 is as follows:

                                            Three Months          Nine Months
                                                Ended                Ended
     ($ IN MILLIONS)                     September 30, 2001   September 30, 2001
                                         ------------------   ------------------
     Net income:
         Reported net income                    $331                $1,014
         Negative goodwill reversal               (8)                   (8)
         Goodwill amortization                     2                     4
                                                ----                ------
         Adjusted net income                    $325                $1,010
                                                ----                ------

     The Company had a gross carrying amount of $551 million of contract-based intangible assets as of September 30, 2002 and 2001, with accumulated amortization of $425 million and $400 million as of September 30, 2002 and
     2001, respectively. Amortization expense was $6 million and $7 million for the respective three months ended September 30, 2002 and 2001, and was $18 million and $20 million for the respective nine month periods. Intangible assets amortization expense is estimated to be $6 million for the remainder of 2002, $23 million in 2003, $18 million in 2004, $17 million in 2005 and
     $15 million in both 2006 and 2007.

     IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     Effective January 1, 2002, the Company adopted the FASB Statement of
     Financial Accounting Standards No. 144, "Accounting for the Impairment or
     Disposal of Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation
     (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued

                                       6

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

     operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of the new standard are to be applied prospectively.

     There has been no impact as of September 30, 2002 on the Company's results of operations, financial condition or liquidity and the Company does not expect the impact of this standard to be significant.

     ACCOUNTING STANDARDS NOT YET ADOPTED

     ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     In June 2002, the FASB issued Statement of Financial Accounting Standards
     No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"
     (FAS 146). FAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred.
     Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows.

     The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the impact of this new standard to be significant.

     ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company currently applies APB Opinion No. 25, "Accounting for Stock
     Issued to Employees," and related interpretations in accounting for its stock-based compensation plans, under which there is generally no charge to earnings for employee stock option awards. Alternatively, Statement of
     Financial Accounting Standards No. 123, "Accounting for Stock-Based
     Compensation" (FAS 123), allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock-based award.

     Beginning in 2003, the Company intends to account for stock-based compensation issued with respect to 2003 and thereafter in accordance with the fair-value method prescribed by FAS 123. The Company does not expect this change in accounting principle to have a significant impact on its results of operations, financial condition or liquidity.

3.   SHAREHOLDER'S EQUITY

     In connection with the TPC IPO and distribution, the Company's additional paid-in capital increased $1,596 million during the first quarter of 2002 as follows:

     ($ IN MILLIONS)
     Citigroup Series YYY Preferred Stock            $2,225
     TLA Holdings LLC                                   142
     Cash and other assets                              189
     Pension, post-retirement, and post-
           employment benefits payable                 (279)
     Deferred tax assets                                 98
     Deferred tax liabilities                          (779)
                                                     ------
                                                     $1,596
                                                     ======

                                       7

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

     Statutory capital and surplus of the Company was $5.09 billion at December
     31, 2001. The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $586 million is available by the end of the year
     2002 for such dividends without prior approval of the State of Connecticut
     Insurance Department, depending upon the amount and timing of the payments.
     The Company paid $586 million in dividends to its parent during the nine months ended September 30, 2002.

4.   COMMITMENTS AND CONTINGENCIES

     TIC and its subsidiaries are defendants or co-defendants in various other litigation matters in the normal course of business. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the Company's consolidated results of operations, financial condition or liquidity.

     For information concerning a purported class action entitled PATTERMAN V.
     THE TRAVELERS INC., ET AL., see Part II, Item 1 "Legal Proceedings."

5.   OPERATING SEGMENTS

     The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the Company's ultimate parent,
     Citigroup.

     TRAVELERS LIFE & ANNUITY (TLA) core offerings include individual annuity, individual life, corporate owned life insurance (COLI) and group annuity insurance products distributed by TIC and The Travelers Life and Annuity
     Company (TLAC) principally under the Travelers Life & Annuity name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts
     (GICs), payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance funding agreements. The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues.

     The PRIMERICA LIFE INSURANCE business segment consolidates primarily the business of Primerica Life, Primerica Life Insurance Company of Canada,
     CitiLife Financial Limited and National Benefit Life Insurance Company. The
     Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a sales force of approximately 106,000 representatives. A great majority of the domestic licensed sales force works on a part-time basis.

                                       8

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

BUSINESS SEGMENT INFORMATION:
--------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED                              TRAVELERS LIFE  PRIMERICA LIFE
SEPTEMBER 30, 2002 ($ IN MILLIONS)                        & ANNUITY        INSURANCE       TOTAL
--------------------------------------------------------------------------------------------------

BUSINESS VOLUME:

     Premiums                                               $   197        $   300        $   497
     Deposits                                                 2,675             --          2,675
                                                            -------        -------        -------
Total business volume                                         2,872            300          3,172
Net investment income                                           645             72            717
Interest credited to contractholders                            316             --            316
Amortization of deferred acquisition costs                       41             56             97
Total expenditures for deferred acquisition costs               132             74            206
Federal income taxes on Operating Income                         61             52            113

Operating Income (1)                                        $   203        $   101        $   304

Segment Assets                                              $71,266        $ 8,369        $79,635
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED                              TRAVELERS LIFE  PRIMERICA LIFE
SEPTEMBER 30, 2001 ($ IN MILLIONS)                        & ANNUITY        INSURANCE       TOTAL
--------------------------------------------------------------------------------------------------

BUSINESS VOLUME:

     Premiums                                               $   134        $   287        $   421
     Deposits                                                 3,159             --          3,159
                                                            -------        -------        -------
Total business volume                                         3,293            287          3,580
Net investment income                                           598             73            671
Interest credited to contractholders                            298             --            298
Amortization of deferred acquisition costs                       44             51             95
Total expenditures for deferred acquisition costs               126             72            198
Federal income taxes on Operating Income                         77             51            128

Operating Income (1)                                        $   174        $    98        $   272

Segment Assets                                              $66,779        $ 7,968        $74,747
--------------------------------------------------------------------------------------------------

(1)  Excludes realized gains or losses, net of tax and the cumulative effect of the changes in accounting principles, net of tax.

                                       9

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

BUSINESS SEGMENT RECONCILIATION:
-----------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED
SEPTEMBER 30, ($ IN MILLIONS)                             2002         2001
-----------------------------------------------------------------------------

INCOME:

Total operating income of segments                        $304         $272
Realized investment gains (losses), net of tax            (107)          59
-----------------------------------------------------------------------------
      Net Income                                          $197         $331
=============================================================================

                                       10

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

BUSINESS SEGMENT INFORMATION:
--------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDED                               TRAVELERS LIFE  PRIMERICA LIFE
SEPTEMBER 30, 2002 ($ IN MILLIONS)                        & ANNUITY        INSURANCE       TOTAL
--------------------------------------------------------------------------------------------------

BUSINESS VOLUME:

     Premiums                                               $   567        $   890        $ 1,457
     Deposits                                                 9,703             --          9,703
                                                            -------        -------        -------
Total business volume                                        10,270            890         11,160
Net investment income                                         1,927            215          2,142
Interest credited to contractholders                            899             --            899
Amortization of deferred acquisition costs                      106            164            270
Total expenditures for deferred acquisition costs               426            236            662
Federal income taxes on Operating Income                        239            154            393

Operating Income (1)                                        $   650        $   299        $   949

Segment Assets                                              $71,266        $ 8,369        $79,635
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDED                               TRAVELERS LIFE  PRIMERICA LIFE
SEPTEMBER 30, 2002 ($ IN MILLIONS)                        & ANNUITY        INSURANCE       TOTAL
--------------------------------------------------------------------------------------------------

BUSINESS VOLUME:

     Premiums                                               $   621        $   856        $ 1,477
     Deposits                                                10,154             --         10,154
                                                            -------        -------        -------
Total business volume                                        10,775            856         11,631
Net investment income                                         1,907            225          2,132
Interest credited to contractholders                            884             --            884
Amortization of deferred acquisition costs                      129            152            281
Total expenditures for deferred acquisition costs               403            221            624
Federal income taxes on Operating Income
                                                                287            153            440

Operating Income (1)                                        $   605        $   293        $   898

Segment Assets                                              $66,779        $ 7,968        $74,747
--------------------------------------------------------------------------------------------------

(1)  Excludes realized gains or losses, net of tax and the cumulative effect of the changes in accounting principles, net of tax.

                                       11

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

BUSINESS SEGMENT RECONCILIATION:
-----------------------------------------------------------------------------
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, ($ IN MILLIONS)                             2002         2001
-----------------------------------------------------------------------------

INCOME:

Total operating income of segments                        $949         $898
Realized investment gains (losses), net of tax            (209)         125
Cumulative effect of change in accounting for
   derivative instruments and hedging activity,
   net of  tax                                              --           (6)
Cumulative effect of change in accounting for
   securitized financial assets, net of tax                 --           (3)
-----------------------------------------------------------------------------
      Net Income                                          $740       $1,014
=============================================================================

                                       12

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATIONS

Management's narrative analysis of the results of operations is presented in lieu of Management's Discussion and Analysis of Financial Condition and Results
of Operations, pursuant to General Instruction H(2)(a) of Form 10-Q.

CONSOLIDATED OVERVIEW ($ IN MILLIONS)

                       FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS
                              SEPTEMBER 30,             ENDED SEPTEMBER 30,
                           2002          2001           2002          2001
                           ----          ----           ----          ----
    Revenues              $1,222        $1,337         $3,790        $4,286
                          ======        ======         ======        ======
    Net income            $  197        $  331         $  740        $1,014
                          ======        =====          ======        ======

The Travelers Insurance Company (TIC, together with its subsidiaries, the
Company), is comprised of two business segments, Travelers Life & Annuity (TLA)
and Primerica Life Insurance. Net income declined 40% to $197 million in the three-month period ended September 30, 2002 versus the prior year period. This decline was primarily due to $107 million of after-tax net realized investment losses in the third quarter, largely related to impairments in the energy sector of the fixed maturity portfolio, versus $59 million after-tax gains in the prior year quarter.

Operating income, defined as income before net realized investment gains and losses and cumulative effect of changes in accounting principles, was $304 million for the quarter ended September 30, 2002, up from $272 million for the
2001 comparable period. Revenues, excluding realized investment gains and losses, increased 11% between the 2002 and 2001 quarters. Contributing to the increased revenues were strong business volumes in TLA's individual life and group annuity businesses, $38 million of dividends received from Citigroup
Series YYY Preferred Stock contributed to the Company as part of the TPC spin off during the first quarter of 2002, and a $13 million stop loss payment related to the Company's long term care business sold during 2000. The strong business volumes also contributed to the 14% increase in benefits and expenses in the third quarter of 2002 over the third quarter of 2001, which included reductions to expenses related to an $8 million negative goodwill reversal and expense accrual reversals.

Net income declined 27% to $740 million for the nine-month period ended
September 30, 2002 versus the prior year period. This decrease is attributable to net realized investment losses in 2002 of $209 million after-tax, including principal impairments to the fixed maturities portfolio related to WorldCom Inc.
of $126 million, as well as other fixed maturities and equity investment impairments, versus net realized gains of $125 million after-tax in 2001.

Operating income grew $51 million to $949 million in the nine months ended
September 30, 2002, partially offsetting the realized investment losses.
Operating revenues (excluding realized gains and losses), for the nine month period ended September 30, 2002 include $88 million of dividends received from
Citigroup Series YYY Preferred Stock, business volume growth in TLA's individual life and group annuity businesses and a $13 million stop loss payment related to the long term care business. These revenues were level with the prior year period due to declining yields in the fixed income portfolio and a one-time real estate transaction in 2001. Benefits and expenses were also level, reflecting the business volume growth in 2002 offset by the first quarter 2002 decrease in the amortization of deferred acquisition costs of $22 million in TLA's individual annuity business related to changes in the underlying lapse and interest rate assumptions.

                                       13

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

The following discussion presents in more detail each business segment's performance.

TRAVELERS LIFE & ANNUITY

    FOR THE THREE MONTHS ENDED SEPTEMBER 30,     2002       2001
    ($ IN MILLIONS)                              ----       ----

    Revenues                                     $839       $941
                                                 ====       ====
    Net income                                   $101       $225
                                                 ====       ====

Travelers Life & Annuity (TLA) core offerings include individual annuity, individual life, corporate owned life insurance (COLI) and group annuity insurance products distributed by TIC and The Travelers Life and Annuity Company
(TLAC) under the Travelers Life & Annuity name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts (GICs), payout annuities, group annuities sold to employer-sponsored retirement and savings plans and structured finance funding agreements.

The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues. TLA's business is significantly affected by movements in the U.S. equity and fixed income credit markets. U.S. equity and credit market events can have both positive and negative effects on the deposit and revenue performance of the business. A sustained weakness in the equity markets will decrease revenues and earnings in variable products. Declines in credit quality of issuers will have a negative effect on earnings. These statements are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act. See "Forward-Looking Statements" on page 19.

Net income decreased 55% to $101 million primarily related to net realized investment losses of $102 million after-tax, mostly the result of impairments in the energy sector of the fixed maturity portfolio. These realized losses were partially offset by operating income growth to $203 million in the quarter ended
September 30, 2002 from $174 million in the third quarter of 2001. The 11%
decrease in revenues in 2002 is primarily the result of net realized investment losses. Investment income of $645 million in 2002 was 8% ahead of the prior year and included volume growth related to group annuity account balances and $38 million of dividends received from Citigroup Series YYY Preferred Stock. These increases over the prior year were substantially offset by the declining fixed income yields resulting from the interest rate environment in 2002 versus the prior year quarter. Insurance benefits and interest credited to contractholders in the third quarter of 2002 increased compared to the third quarter of 2001, related to increased business volumes in the group annuity and individual life businesses, partially offset by reduced crediting rates relating to the interest rate environment.

BUSINESS VOLUME ($ IN MILLIONS)

                                               AT AND FOR THE
                                             THREE MONTHS ENDED
                                                SEPTEMBER 30,
                                              2002         2001         %CHANGE
                                            -------      -------        -------
Individual Annuity Account Balances         $26,360      $26,402         (-)%
Group Annuity Account Balances              $22,675      $20,155          13%
Life Premiums and Deposits                  $   178      $   137          30%

                                       14

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

Individual annuity account balances were $26.4 billion at September 30, 2002, down from $28.9 billion at December 31, 2001 and even with September 30, 2001, primarily reflecting decreased variable annuity sales and declining equity market conditions. These decreases were mostly offset by increases in fixed annuity sales.

Net written premiums and deposits for individual annuities in the 2002 third quarter were $1.29 billion, down from $1.43 billion in the comparable period of
2001.

Group annuity account balances and benefit reserves reached $22.7 billion at
September 30, 2002, up from $21.0 billion at December 31, 2001 and $20.2 billion at September 30, 2001. The group annuity business experienced continued strong retention in all products and strong sales momentum in structured settlement products. Net written premiums and deposits (excluding Citigroup's employee pension plan deposits) decreased to $1.397 billion in the 2002 third quarter from $1.717 billion in the comparable period of 2001 due to decreased GIC sales.

Total premiums and deposits for individual life insurance and COLI of $178 million in the third quarter of 2002 were up 30% from $137 million in the comparable period of 2001, driven by increased sales through independent agents in the high-end retirement and estate planning markets. New periodic and single premium life insurance and COLI sales, were $102.5 million for the three months ended September 30, 2002 versus $70.8 million in the comparable period of 2001, reflecting strong core agency sales results. Life insurance in force was $80.9 billion at September 30, 2002, up from $75.7 billion at December 31, 2001.

PRIMERICA LIFE INSURANCE

FOR THE THREE MONTHS ENDED SEPTEMBER 30,      2002        2001
($ IN MILLIONS)                               ----        ----

Revenues                                      $383        $396
                                              ====        ====
Net income                                    $ 96        $106
                                              ====        ====

The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a sales force of approximately
106,000 representatives. A great majority of the domestic licensed sales force works on a part-time basis.

Net income declined 9% to $96 million for the third quarter of 2002 related to realized investment losses. These realized losses were partially offset by operating income. Operating income was $101 million in the third quarter of 2002 compared to $98 million in the third quarter of 2001. The 3% improvement in 2002 reflects growth in life insurance in force and the discontinuance of the goodwill amortization in accordance with FAS 142, partially offset by lower investment returns.

Earned premiums net of reinsurance were $299 million in the third quarter of
2002 compared to $287 million in the prior year period, including $283 million and $271 million, respectively, for Primerica individual term life policies.

Total life insurance in force reached $459.1 billion at September 30, 2002, up from $434.8 billion at December 31, 2001, reflecting good in-force policy retention and higher sales. The face amount of new term life insurance sales was
$19.6 billion for the three-month period ended September 30, 2002, compared to
$17.6 billion for the prior year period.

                                       15

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

TRAVELERS LIFE & ANNUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30,      2002        2001
($ IN MILLIONS)                              ----        ----

Revenues                                    $2,625      $3,068
                                            ======      ======
Net income                                  $  448      $  680
                                            ======      ======

Net income for the nine months ended September 30, 2002 decreased 34% to $448 million, primarily driven by $202 million of realized investment losses including principal impairments to the fixed maturities portfolio WorldCom Inc.
totaling $122 million after-tax, as well as other fixed maturities and equity investment impairments. These realized losses were partially offset by operating income growth, which increased 7% to $650 million in the nine months ended
September 30, 2002, compared to $605 million in the nine months ended September
30, 2001. Operating earnings growth was driven by individual life and group annuity business volume, a higher capital base, $88 million in dividends from
Citigroup Series YYY Preferred Stock and the $22 million decrease in amortization of deferred acquisition costs in the individual annuity product line due to changes in underlying lapse and interest rate assumptions, partially offset by lower investment yields. Operating revenues of $2,930 million in 2002 were level with the 2001 amounts. 2002 revenues included $88 million from
Citigroup Series YYY Preferred Stock, group annuity business volume growth, and
$13 million from a long term care stop loss payment, partially offset by declining investment yields in the fixed income portfolio.

For individual annuities, net written premiums and deposits were $4.3 billion in the first nine months of 2002, down 7% from $4.6 billion in the comparable period of 2001. This decrease was due to a decline in variable annuity sales, partially offset by growth in fixed annuity sales, reflecting current individual annuity market conditions.

Group annuity net premiums and deposits were $5.3 billion in the first nine months of 2002, down 5% from $5.6 billion in the prior year period, reflecting declines in GIC sales offset by strong sales growth from the structured settlement product.

For individual life insurance and COLI, net written premiums were $682 million for the nine months of 2002, up 32% from $515 million in the prior year period.
Total periodic and single life insurance and COLI sales were $384.3 million for the nine months ended September 30, 2002 versus $291.0 million in the prior year period, reflecting particularly strong single premium sales. The face amount of individual life insurance issued during the first nine months of 2002 was $11.7 billion, up from $9.6 billion in the prior period of 2001.

PRIMERICA LIFE INSURANCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30,      2002        2001
($ IN MILLIONS)                              ----        ----

Revenues                                    $1,165      $1,218
                                            ======      ======
Net income                                  $  292      $  334
                                            ======      ======

Net income decreased 13% to $292 million due to net realized investment losses in 2002 of $7 million, including the impairment of the fixed maturities portfolio investment in WorldCom Inc. totaling $4 million, net of tax, compared to $41 million of realized investment gains in the first nine months of 2001.
Operating income for the first nine months of 2002 increased 2% to $299 million, compared to $293 million in the first nine months of 2001. The face amount of new term life insurance sales was $58.8 billion in the first nine months of
2002, up from $52.4 billion in the prior year period, related to an increase in the amount of licensed representatives.

                                       16

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

INSURANCE REGULATIONS

Risk-based capital requirements are used as minimum capital requirements by the
National Association of Insurance Commissioners and the states to identify companies that merit further regulatory action. At December 31, 2001, the
Company had adjusted capital in excess of amounts requiring any regulatory action.

The Company is subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities in the state of domicile. A maximum of $586 million is available by the end of 2002 for such dividends without prior approval of the State of Connecticut Insurance Department, depending upon the amount and timing of the payments. The Company paid $586 million in dividends to its parent during the nine months ended September 30, 2002.

FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

See Note 2 of Notes to Condensed Consolidated Financial Statements for a
discussion of future application of accounting standards.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend,"
"estimate," "may increase," "may fluctuate," and similar expressions, or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, regulatory matters and the resolution of legal proceedings.

                                       17

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

ITEM 4.  CONTROLS AND PROCEDURES

(A)  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange
Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act.

(B)  CHANGES IN INTERNAL CONTROLS.

Since the Evaluation Date, there have not been any significant changes in the
Company's internal controls or in other factors that could significantly affect such controls.

                                       18

  PART C

  Other Information

Item 24.	Financial Statements and Exhibits

(a)	The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

The consolidated financial statements of The Travelers Insurance Company and Subsidiaries and the report of Independent Accountants, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Insurance Company and Subsidiaries include:

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries and the report of Independent Auditors, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Insurance Company and subsidiaries include:

Condensed Consolidated Statements of Income for the 3 and 9 months ended September 30, 2002 and 2001
      Condensed Consolidated Balance Sheets as of September 30, 2002
      Condensed Consolidated Statements of Changes in Shareholder’s Equity for the 3 and 9 months ended
      September 30, 2002 and 2001
      Condensed Consolidated Statements of Cash Flows for the 9 months ended September 30, 2002 and 2001
Notes to Condensed Consolidated Financial Statements

(b)	EXHIBITS

1.	Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed May 23, 1997.)

2.	Not Applicable.

3(a).	Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and Travelers Distribution LLC. (Incorporated herein by reference to Exhibit 3(a) to Post Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-58783 filed February 26, 2001.)

3(b).	Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-27689, filed April 6, 2001.)

4.	Form of Variable Annuity Contract. (Incorporated here in by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-100435, filed October 9, 2002.)

5.	Application. Filed herewith.

6(a).	Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)
6(b)	By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(a)(ii) to Registration Statement on Form S-2, File No. 33-58677, filed via EDGAR on April 18, 1995.)

9.	Opinion of Counsel as to the legality of securities being registered. Filed herewith.

10.	Consent of KPMG LLP, Independent Auditors. Filed herewith.

13.	Computation of Total Return Calculations - Standardized and Non-Standardized. Filed herewith.

15.	Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis, Glenn D. Lammey, Marla Berman Lewitus and Kathleen L. Preston. (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4, File No. 333-100435, filed October 9, 2002).

Item 25.	Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Insurance Company

George C. Kokulis	Director, President and Chief Executive Officer

Glenn D. Lammey	Director, Executive Vice President, Chief Financial Officer, Chief Accounting Officer

Kathleen L. Preston	Director and Executive Vice President

Edward W. Cassidy	Senior Vice President

Madelyn J. Lankton	Senior Vice President

Marla Berman Lewitus	Director, Senior Vice President and General Counsel

Brendan Lynch	Senior Vice President

Laura A. Pantaleo	Senior Vice President

David A. Tyson	Senior Vice President

F. Denney Voss	Senior Vice President

David A. Golino	Vice President and Controller

Donald R. Munson, Jr.	Vice President

Mark Remington	Vice President

Tim W. Still	Vice President

Linn K. Richardson	Second Vice President and Actuary

Paul Weissman	Second Vice President and Actuary

Ernest J.Wright	Vice President and Secretary

Kathleen A. McGah	Assistant Secretary and Deputy General Counsel

  Principal Business Address:
*	The Travelers Insurance Company P. O. Box 990026 Hartford, CT 06199-0026	**	Citigroup Inc. 399 Park Avenue New York, N.Y. 10048

***	Travelers Financial Distributors 2 Tower Center East Brunswick, NJ 08816

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

  Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, File No. 333-27689, filed April 19, 2002.

Item 27.	Number of Contract Owners

  Not Applicable.

Item 28.	Indemnification

  Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes (“C.G.S.”) regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation’s obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlaw ful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

  C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

  Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

  Rule 484 Undertaking

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a)	Travelers Distribution LLC P. O. Box 990026 Hartford, CT 06199-0026

  Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

  The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variab le Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)	Name and Principal Business Address*	Positions and Offices With Underwriter

	Kathleen L. Preston	Board of Manager

	Glenn D. Lammey	Board of Manager

	William F. Scully III	Board of Manager

	Donald R. Munson, Jr.	Board of Manager, President, Chief Executive Officer and Chief Operating Officer

	Tim W. Still	Vice President

	Anthony Cocolla	Vice President

	John M. Laverty	Treasurer and Chief Financial Officer

	Alison K. George	Chief Compliance Officer

	Ernest J. Wright	Secretary

	Kathleen A. McGah	Assistant Secretary

	William D. Wilcox	Assistant Secretary

*	The business address for all the above is: P. O. Box 990026, Hartford, CT 06199-0026

(c)	Not Applicable

Item 30.	Location of Accounts and Records

(1)	The Travelers Insurance Company P. O. Box 990026 Hartford, Connecticut 06199-0026

Item 31.	Management Services

  Not Applicable.

Item 32.	Undertakings

  The undersigned Registrant hereby undertakes:

(a)	To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b)	To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

  The Company hereby represents:

(a)	That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

  SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 2 to this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on February 6, 2003

  TIC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
  (Registrant)

  THE TRAVELERS INSURANCE COMPANY
  (Depositor)

By:	*GLENN D. LAMMEY

Glenn D. Lammey, Chief Financial Officer, Chief Accounting Officer and Controller

  As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6th day of February 2003.

*GEORGE C. KOKULIS (George C. Kokulis)	Director, President and Chief Executive Officer (Principal Executive Officer)

*GLENN D. LAMMEY (Glenn D. Lammey)	Director, Chief Financial Officer, Chief Accounting Officer (Principal Financial Officer)

*MARLA BERMAN LEWITUS (Marla Berman Lewitus)	Director

*KATHLEEN L. PRESTON (Kathleen L. Preston)	Director

  *By:    /s/Ernest J. Wright, Attorney-in-Fact

  EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
5	Application	Electronically
9	Opinion of Counsel	Electronically
10	Consent of KPMG LLP, Independent Auditors	Electronically
13	Computation of Total Return Calculations – Standardized and Non-Standardized	Electronically